As confidentially submitted to the Securities and Exchange Commission on December 20, 2017.

This draft registration statement has not been publicly filed with the Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. __________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE LOVESAC COMPANY
(Exact name of registrant as specified in its charter)

Delaware	5712	32-0514958
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

Two Landmark Square, Suite 300
Stamford, Connecticut 06901
(207) 273-9733
 (Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Shawn Nelson
Chief Executive Officer

The Lovesac Company

Two Landmark Square, Suite 300
Stamford, Connecticut 06901
(207) 273-9733
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

David N. Feldman, Esq. Duane Morris LLP 1540 Broadway New York, New York 10036-4086 (212) 692-1036	Steven D. Pidgeon, Esq. Sidney Burke, Esq. DLA Piper LLP (US) 2525 E. Camelback Road, Suite 1000 Phoenix, Arizona 85016 (480) 606-5100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, $0.00001 par value per share(2)	$	$
Underwriter Warrant to Purchase Common Stock(3)
Common Stock Underlying Underwriter Warrant, $0.0001 par value per share(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1993, as amended (the “Securities Act”).
(2)	Includes the aggregate offering price of additional shares the underwriter has the option to purchase in this offering to cover over-allotments, if any.
(3)	In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s common stock underlying the Underwriter Warrant are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have agreed to issue to Roth Capital Partners, LLC a warrant to purchase up to [●] shares of our common stock, which equates to 7% of the number of shares of our common stock to be issued and sold in this offering (including shares issuable upon exercise of the over-allotment option described herein), exercisable within five (5) years after the effective date of this registration statement. The warrant is exercisable at a price per share equal to 120% of the public offering price. The initial issuance of the Underwriter Warrant and resales of shares of common stock issuable upon exercise of the Underwriter Warrant are registered hereby. See “Underwriting – Underwriter Warrant.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

In reliance on Question 101.04 of Compliance and Disclosure Interpretations of the Securities Act Forms, the Registration omits from this Registration Statement certain financial statements that it reasonably believes will not be included in its public filings. In its initial public filing, the Registrant will include in this Registration Statement financial information that complies with Regulation S-X. This Registrant has included financial information with respect to the first twenty-six week periods of the Registrants fiscal years ended January 29, 2017 and January 28, 2018 for illustrative purposes only.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated [●], 2018

PRELIMINARY PROSPECTUS

[●] Shares

The Lovesac Company

Common Stock

$[●] per share

This is the initial public offering of shares of common stock of The Lovesac Company. We are offering [●] shares of our common stock.

We expect the public offering price to be between $[●] and $[●] per share. Currently, no public market exists for our common stock. We plan to apply for listing of our common stock on the on the Nasdaq Global Market under the symbol “LSAC.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure standards.  See “Prospectus Summary – Implications of Being an Emerging Growth Company.” We will also be a “controlled company” under the corporate governance standards for Nasdaq listed companies and would be exempt from certain corporate governance requirements of the rules. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock”.

The offering is being underwritten on a firm commitment basis. We have granted the underwriter an option to buy up to an additional [●] shares of common stock from us to cover over-allotments. The underwriter may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus.

Total
	Per Share	No Exercise of Over- Allotment	Full Exercise of Over- Allotment
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds to us, before expenses	$	$	$

We have also agreed to issue to Roth Capital Partners, LLC a warrant to purchase up to [●] shares of our common stock, which equates to 7% of the number of shares of our common stock to be issued and sold in this offering. In addition, we have agreed to reimburse the underwriter for certain expenses. See “Underwriting” on page 84 of this prospectus for additional information.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” starting on page 14 of this prospectus and elsewhere in this prospectus for information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares is expected to be made to the purchasers on or about [●], 2018.

Roth Capital Partners

The date of this prospectus is [●], 2018

12 MONTHS INTEREST-FREE FINANCING
LOVESAC
Designed for Life Furniture Co.
SACTIONALS
SACS
ACCESSORIES
CLEARANCE
HOLIDAY
SEARCH
Up to 30% off
Sactionals
12 Month
Interest-Free Financing

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. Neither we nor the underwriter have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: We and the underwriter have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus outside the United States.

As used in this prospectus, the terms “we”, “us”, “our”, “our Company”, “the Company” and “Lovesac” refer to The Lovesac Company, our wholly-owned subsidiary, Lovesac, LLC, and our predecessor entities, as applicable, unless the context clearly indicates otherwise.

We do not have a calendar year end fiscal year, instead we use a 52 or 53 week fiscal year ending on the last Sunday closest to January 31st. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, references to “fiscal 2017” or “fiscal year 2017” or similar references refer to the fiscal year ended January 29, 2017, and “fiscal 2016” or “fiscal year 2016” or similar references refer to the fiscal year ended January 31, 2016. Alternatively, references to “2017” and “2016” refer to the calendar years ended December 31, 2017 and December 31, 2016, respectively.

In this prospectus, unless otherwise specified, all references to “common stock” refer to shares of our common stock.

i

Trademarks, Trade Names and Service Marks

We own various U.S. federal trademark registrations and applications, certain foreign trademark registrations and applications, and unregistered trademarks, including the following marks referred to in this prospectus: Lovesac®, Lovesoft®, Sactionals®, Durafoam®, SAC® and Designed For Life®. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references are not intended to indicate that we or their respective owners will not assert, to the fullest extent possible under applicable law, our or their rights thereto.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on reports from various third-party sources. We believe this information to be reasonable based on the information available to us as of the date of this prospectus. However, we have not independently verified market and industry data from third-party sources. Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. The content of the sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

ii

Prospectus Summary

This summary highlights certain information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes included in this prospectus before deciding to invest in our common stock.

Our Business

We are a technology driven omni-channel company that designs, manufactures and sells unique, high quality furniture comprised of patented modular couches called Sactionals and proprietary, premium foam beanbag chairs called Sacs.  We market and sell our products through modern and efficient showrooms and, increasingly, through online sales. We believe that our ecommerce centric approach, coupled with our ability to deliver our large upholstered products through nationwide express couriers, are unique to the furniture industry.

The name “Lovesac” was derived from our original innovative product, a premium foam beanbag chair, the Sac. The Sac was developed in 1995 and provided the foundation for the company. Sales of this product have been increasing, representing $9.5 million for the first six months of fiscal 2018, as compared to $6.4 million for the same period of fiscal 2017. We believe that the large size, comfortable foam filling and irreverent branding of our Sacs products have been instrumental in growing a loyal customer base and our positive, fun image.

Our patent protected Sactionals product line currently represents a majority of our sales.  Sactionals are a couch system that consists of two components, seats and sides, which can be arranged, rearranged and expanded into thousands of configurations easily and without tools. Our Sactionals represented 72.9% of our sales for the first six months of fiscal 2018 (or $28.0 million) as compared to 73.8% of sales for the comparable period in fiscal 2017 (or $22.5 million). We believe that these high quality premium priced products enhance our brand image and customer loyalty and expect them to continue to garner a significant share of our sales.

Sacs and Sactionals come in a wide variety of colors and fabrics that allow consumers to customize their purchases in numerous configurations and styles.  We provide lifetime warranties on our Sactionals frames and the proprietary foam used in both product lines, and 3 year warranties on our covers. Our Designed for Life trademark reflects our dynamic product line that is built to last and evolve throughout a customer’s life. Customers can continually update their Sacs and Sactionals with new covers, additions and configurations to accommodate the changes in their family and housing situations.

We believe that our products complement one another and have generated a loyal customer base, evidenced by our recent estimate that up to 37% of our sales transactions are to repeat customers.  We believe the strength of our brand is reflected in the number of customers who routinely share their purchases of Lovesac products with their friends through social media, often displaying our logos or company name in their posts. Our customers include celebrities and other influencers who support our brand through postings made on an uncompensated and unsolicited basis. As of October 1, 2017, we had 519,000 followers on Facebook and 123,000 followers on Instagram, representing increases of 764% and 215%, respectively, from the same date in the prior year.

We market and sell our products through more than 60 showrooms at top tier malls and lifestyle centers in 29 states in the U.S. Our modern, efficient showrooms are designed to appeal to millennials and other purchasers looking for comfortable, enduring, premium furniture. They showcase the different sizes of our Sacs, the myriad forms into which our Sactionals can be configured, and the large variety of fabrics that can be used to cover our products. According to Furniture Today, our showrooms generated the highest sales per square foot in the industry in 2016, reflecting our efficient, small-footprint showroom model.

As part of our direct to consumer sales approach, we also sell our products through our fast growing ecommerce platform.  We believe our products are uniquely suited to this channel.  Our foam based Sacs can be reduced to one-eighth of their normal size and each of our Sactionals components weighs less than 40 pounds upon shipping.  With furniture especially suited to ecommerce applications, our sales completed through this channel accounted for 16.4% of our total sales in the first half of fiscal 2018, up from 13.2% for the same period of fiscal 2017. Our showrooms and other direct marketing efforts work in concert to drive customer conversion in ecommerce.

1

Product Overview

We challenge the notion that a piece of furniture is static by offering a dynamic product line built to last and evolve throughout a customer’s life. Our products serve as a set of building blocks that can be rearranged, restyled and re-upholstered with any new setting, mitigating constant changes in fashion and style.

●	Sactionals. We believe our patent protected Sactionals platform is unlike competing products in its adaptability, yet is comparable aesthetically to similarly priced premium couches and sectionals. Utilizing only two, standardized pieces, “seats” and “sides,” and over 300 high quality, tight-fitting covers that are removable, washable, and changeable, customers can create numerous permutations of a sectional couch with minimal effort. Customization is further enhanced with our specialty-shaped modular offerings, such as our wedge seat and roll arm side. Our custom features and accessories can be added easily and quickly to a Sactional to meet endless design, style and utility preferences, reflecting our Designed for Life philosophy. Sactionals are built to meet the highest durability and structural standards applicable to fixed couches. Sactionals are comprised of standardized units and we guarantee their compatibility over time, a major pillar of their value proposition to the consumer.

●	Sacs. We believe that our Sacs product line is a category leader in oversized beanbags. The Sac product line offers 6 different sizes ranging from 22 pounds to 95 pounds with capacity to seat 3+ people on the larger model Sacs. Filled with Durafoam, a proprietary blend of shredded foam, Sacs provide serene comfort and guaranteed durability. Their removable covers are machine washable, and may be easily replaced with a wide selection of cover offerings.

●	Accessories. Our accessories complement our proprietary Sacs and Sactionals by increasing their adaptability to meet evolving consumer demands and preferences. Our current product line offers Sactional-specific drink holders, footsac blankets, decorative pillows, fitted seat tables and ottomans in varying styles and finishes, providing our customers with the flexibility to customize their furnishings with decorative and practical add-ons to meet evolving style preferences. We are in the process of developing additional accessories for the tech-savvy consumer.

Sales Channels

Lovesac offers its products through an inventory lean omni-channel platform that provides a seamless and meaningful experience to our customers in showrooms and online. In recent periods, we have increased our focus on providing a platform for the transaction of business online through digital and mobile applications. As consumers increasingly transact via various ecommerce channels, our robust and user-friendly technological platform is well positioned to benefit from this growth. Additionally, our products’ compact packaging facilitates production scheduling, lower shipping costs and the outsourcing of our shipping function to nationwide express couriers, allowing us to quickly and cost-effectively deliver online orders.

We leverage our showroom as both a traditional retail channel to purchase our products and an educational center for prospective online customers to learn about and interact with our products in real time. Compared to traditional retailers, our showrooms require significantly less square footage because we need to maintain only a few sample seats, sides and Sacs to demonstrate numerous configurations. Warehouse space is minimized by our ability to stack our inventory for immediate sale. In addition to providing a compelling customer experience, we believe that our showroom model provides a more efficient use of capital and logistical advantages over our competitors.

We recently partnered with Costco to operate shop in shop showrooms at select locations. We operate “roadshows” in Costco’s stores that display select Sacs and Sactionals and are staffed similarly to our more traditional showrooms with associates trained to demonstrate and sell the product. Between February 1, 2017 and October 1, 2017, we hosted 100+ roadshows that averaged sales of $4,200 per day. More importantly, our research disclosed that nearly 2% of our in-store purchasers and 3% of our online visitors cited Costco as their source of awareness for Lovesac, reflecting the efficacy of our shop in shop concept in generating strong revenue and driving brand awareness.

Target Customer

Our target customer earns a household income of at least $100,000, is between the ages of 24 and 45, is married and currently has or plans to form a household. While we seek to market our products to this target customer broadly, we especially target millennials (who we define as those persons born between 1983 and 2000) because we believe they desire the branding, transparent business practices, innovative solutions and convenience of the on-demand commerce we offer. Millennial heads of household have increasingly become a larger portion of our customer base as represented by a 19% share (based on internal sampling we conducted with one of our products). We believe our culture of innovation, superior product development capabilities and integrated omni-channel infrastructure enable us to offer our customers a value proposition superior to our competitors.

2

Our Market

Large and Growing Furniture Retailing Industry

We sell our products in the large and highly fragmented furniture retailing industry, which has been rebounding steadily since the global recession. According to Mintel, a market research firm, consumer furniture expenditures are expected to grow to $127.5 billion in 2021, representing an average annual growth rate of 3.4% between 2016 and 2021. Additionally, Mintel reported that the segment consisting of couches, chairs, and other seating products comprised nearly 30% of all U.S. consumer furniture expenditures in 2015, surpassing the next largest segment, mattresses and sleep equipment, which represented 17% of expenditures.

A Maturing Millennial Population with Favorable Furniture Purchasing Habits

Millennials, our target demographic, have surpassed Baby Boomers (persons generally born between 1946 and 1964) as the largest living generation in the U.S. The millennial population reached 83.1 million people in 2015, representing more than 25% of the U.S. population according to data from the U.S. Census Bureau. Moreover, tech savvy millennials are maturing to an age where their buying power coincides with larger discretionary purchases, including furniture products. Based on a survey conducted by Mintel, 73% of millennials (who Mintel defines as those persons born between 1977 and 1994) purchased furniture between April 2014 and April 2016. According to Mintel, of those purchasing furniture between April 2014 and April 2016, 47% of millennials reported that they had made the purchase online, compared to just 35% for Generation X and 17% for Baby Boomers.

Emergence of Online Sales in the Furniture Industry

According to Mintel, over one-third of furniture consumers have purchased products online, and this number is expected to continue to expand. Driving the market share growth of the online segment are retailers that offer fully supported shopping experiences across their web and mobile platforms. When purchasing their most recent home furnishing product, 30% of consumers made an online purchase using a computer and 9% of consumers made an online purchase using a mobile device, according to data from Mintel. While consumers are now more tech savvy and likely to browse for furniture products online, many consumers still prefer to see and feel products in-store before making their purchasing decision. Omni-channel retailers that offer a comprehensive shopping experience across all channels are well positioned to attract the growing portion of consumers who use multiple channels to browse, compare and purchase furniture products.

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model:

Innovative Business Model

●	Merchandising Strategy. Nearly all home furnishings retailers, online or offline, rely on an assortment of new offerings each season to drive their business and to refashion their offerings. We have avoided this “merchandising” approach in favor of a product platform-based approach that reduces the need for seasonal introductions, designer collections, or broad in-stock assortments. We optimize our in-stock assortment of covers and accessories by limiting them to those that sell in large quantity and therefore reduce our inventory. We also provide a broad assortment of made-to-order items, that we manufacture after the consumer has purchased and paid for them. This business model yields little to no surplus inventory, less margin erosion due to overstock write-downs, higher than average annual inventory turns, increased focus at the showroom management level, and simplicity at merchandising display execution.

●	Product Platform Approach. We have essentially two platforms upon which we develop, manufacture and sell our fundamental Sacs and Sactionals products. We market our product platforms as a long term investment that our customers can continually update with new arrangements, coverings and accessories. In turn, these changes and updates provide a recurring revenue source for our business. In addition, our Sactionals platform is an environmentally conscious alternative to fixed couches which tend to be discarded when they go out of style or wear out, a by-product of our Designed for Life approach and an important feature to some consumers.

3

●	Ecommerce Focus. We build our business processes, systems, compensation structures, and logistical models with an ecommerce-first approach. We continually innovate to make shopping online easier for our customers, and we use social media to drive increased traffic to our web-based sales applications. From a product standpoint, the open-cell nature of the Durafoam filler in our Sacs allows them to be compressed for shipping to one-eighth of their normal size. Sactionals seat cushions and back pillows are compressed to fit inside an otherwise hollow hardwood upholstered Seat frame, allowing the shipping footprint of Sactionals to be at least twice as efficient as traditional couches, and deliverable by express couriers.

●	A Culture of Innovation. From inception, we have focused on developing unique, innovative and proprietary product platforms. We are continuously expanding and introducing new extensions to these platforms to broaden the appeal and grow the addressable market of our product offerings. We continually evaluate new products to complement our Sactionals and Sac lines and are currently developing accessories for the tech-savvy consumer. We currently maintain 30 U.S. and international utility patents covering our products’ functionality with 12 more patent applications pending. We believe that our patent portfolio, proprietary materials and processes, and innovative design approach make our products difficult to imitate or replicate.

Strong Brand Loyalty

We believe our brand, products, and Designed for Life philosophy encourage people to share their stories and develop a personal relationship with Lovesac and its community. We foster these interactions through active direct engagement using several social media platforms. We believe that our customers are active ambassadors, providing organic public relations, word of mouth advertising, and customer testimonials and endorsements. In addition, our customers have a high repeat purchasing rate and high expected lifetime engagement.

●	High repeat purchasing rates. We believe our focus on customer interaction and data driven analysis of their behavior and projected needs drives our high repeat customer rates. Repeat customers accounted for approximately 37% of all transactions for fiscal 2017. As we attract more customers to the Sactionals product platform, we believe sustained repeat purchasing rates will create opportunities for accelerated growth and will allow us to capitalize on the high lifetime value of our customers.

●	Robust customer lifetime value. Once customers invest in a platform, they tend to stay with it, grow with it, and add to it. We believe this is an important driver of the high customer lifetime value (“CLV”) statistic for our Company. CLV is a prediction of the net profit attributed to the future relationship with a customer. Our CLV is based upon actual historical customer data. For fiscal 2017, we had an estimated CLV of $1,225 and customer acquisition cost of $189, all while only spending 2.2% of revenue on media, reflecting our loyal following and strong customer base.

Omni-Channel Approach

Our distribution strategy allows us to reach customers through three distinct, brand-enhancing channels.

●	Ecommerce. Through our mobile and ecommerce channel, we believe that we are able to significantly enhance the consumer shopping experience, driving deeper brand engagement and loyalty, while also realizing higher margins that are more favorable than our retail showroom locations. We believe our robust technological capabilities position us well to benefit from the growing consumer preference to transact at home and via mobile devices.

●	Showrooms. In our more than 60 showrooms in 29 states, we seek to carefully select the best small-footprint retail locations in high-end malls and lifestyle centers. The architecture and layout of these showrooms is designed to communicate our brand personality and key product features. Our goal is to educate first-time customers, creating an environment where people can touch, feel, read, and understand our the technology behind our products. We are updating and remodeling many of our showrooms to reflect our new showroom concept, which emphasizes our unique product platform, and will be the standard for future showrooms. Our new showroom concept, introduced in 2016, utilizes technology in more experiential ways to increase traffic and sales.

●	Shop in shops. We are expanding the use of lower cost shop in shops to increase the number of locations where customers can experience and purchase our products. We have partnered with Costco to operate shop in shop programs, or “roadshows,” that usually run for 10 days at a time. These shop in shops are staffed similarly to our showrooms with associates trained to demonstrate and sell our products and promote our brand. We also believe our shop in shops provide a low cost alternative to drive brand awareness, in store sales, and ecommerce sales.

4

Strong Millennial Appeal

We have targeted the millennial generation because we believe they desire branded products, coupled with transparent business practices, innovative solutions and the convenience of on-demand commerce. Additionally, members of the millennial generation, currently the most populous age group in the U.S., are completing their educations, getting married, and starting or expanding their households. The peak ages for home furnishings purchases are 35-54. We believe that home furnishings will thrive as millennials and their children need larger residences and the necessary furnishings for household and family formation. The modularity of our Sactionals and ease of cleaning and replacing covers on Sactionals and Sacs provide our customers who are moving and expanding their households with the ability to evolve their purchases to accommodate the changes in their family and housing situations, offering us a competitive advantage.

Unique Distribution Capability

Due to the unique modularity of our Sactionals products and the shrinkability of our Sacs, we are able to distribute our products efficiently through nationwide express carriers and utilize warehouse space and international shipping routes more economically than our competitors. We believe our Sactionals are the only product in its category that enjoys these logistical advantages.

Seasoned Management Team

Our management team is led by our CEO and founder, Shawn Nelson, who continues to focus on developing new products and intellectual property to drive future growth. Our President and Chief Marketing Officer, Jack Krause, has significant experience in and a deep understanding of the complexities in managing high-growth brands. Since joining Lovesac, he has been instrumental in guiding the company from a retail-led business model to an omni-channel direct-marketing driven business model. Our Chief Financial Officer, Donna Dellomo, is a Certified Public Accountant and possesses significant experience and knowledge regarding public company accounting and reporting. Prior to joining our Company, for 19 years, Ms. Dellomo served as Vice President and Chief Financial Officer of a publicly traded fragrance retailer with over 290 retail locations and a wholesale distribution network. In addition, we recently hired David Jensen as our Chief Technology/Chief Information Officer to lead our technology team as we evolve into a more marketing-driven digital-first retailer. Prior to joining our Company, Mr. Jensen served as the Senior Director of Information Services at the retailer J. Jill.

Our Growth Strategies

Key drivers of our growth strategy include:

Continue to Build on Our Brand Awareness

Despite our loyal following, we believe there is a significant opportunity to increase our brand awareness, which is less than 1% among all consumers nationally. Before 2017, we invested minimally in advertising. Since then, we have aggressively invested in brand building and direct marketing efforts, including direct mail, 30-second television commercials in select markets and social media. We plan to accelerate our ecommerce sales by building awareness via increased digital and social media, including digital videos and direct response television.

Update Showrooms and Add Other Locations

We intend to continue to renovate our current showroom locations, open new showrooms across the country in lifestyle centers, top tier shopping malls, and high street and urban locations, and expand product touch-feel points through the increased use of lower cost shop in shop locations.

●	Showrooms. We are evolving our model for new showrooms and renovating our existing showrooms to reflect the standards of this new model. Our new showroom concept utilizes technology in more experiential ways to increase traffic and sales, and communicate our brand personality and key product features. The architecture and layout of these showrooms is designed to educate first-time customers, creating a nearly self-service environment where people can touch, feel and understand the technology. To attract customer traffic, our new model features two giant LED screens embedded in the walls that play videos demonstrating the Sactionals differentiating technology in motion. In connection with these renovations, we have experienced enhanced productivity and negotiated more favorable lease terms.

5

In addition, we recently refined our real estate selection strategy for showrooms in shopping centers to include alignment with the demographics of customers located near the prospective center and to seek locations within the center near other furniture retailers to take advantage of furniture-related customer traffic and to provide a comparison shopping experience that we believe favors our products.

●	Shop in shops. Since 2016, we have partnered with Costco to operate shop in shop showrooms and have been expanding the use of these shop in shop showrooms. At these locations, customers can experience and purchase our products at a lower cost to us than our permanent showrooms.

Increase Sales and Operating Margins

We will seek to improve operating margins by maintaining our premium pricing and increasing sales through our omni-channel distribution approach.

●	Premium Pricing. Reflecting their durability, functionality and configurability, Lovesac’s products are positioned in the premium segment of the market. In fiscal 2016, the average purchase price of first time Sactionals was $3,782 and our average transaction was $1,193. Although Sactionals are premium priced, the cost of adding to or changing them over time is lower than purchasing another couch, which we believe motivates our customers to make higher margin initial investments in our products. Further, we believe that as we grow sales, we will be able to spread them over relatively fixed overhead and increase our margins.

●	Omni-Channel Platform. By leveraging our omni-channel platform, we cost-effectively drive traffic to our ecommerce channel, resulting in increased web-based sales and improved operating margins. We continually seek to improve our ecommerce capabilities to drive sales and take advantage of the lower cost of this channel. Our showrooms and other direct marketing efforts work in concert to drive customer conversion in ecommerce. In addition, our shop in shops provide a low cost alternative to drive brand awareness and both in-store and ecommerce sales.

Summary Risk Factors

Investing in our common stock involves substantial risk, and our business is subject to numerous risks and uncertainties, including those listed in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, among other things:

●	our ability to sustain recent growth rates, increase sales and achieve profitability;

●	our ability to improve our products and develop new products;

●	our ability to maintain and grow our brand image and reputation;

●	our ability to maintain existing customers and acquire new customers in a cost-effective manner;

●	our ability to manage the growth of our operations over time, including the growth of our omni-channel operations;

●	our ability to successfully optimize our omni-channel operations and provide a seamless, relevant and reliable omni-channel experience;

●	our ability to successfully open and operate new showrooms on a profitable basis;

●	our ability to compete and succeed in a highly competitive and evolving industry;

●	our ability to adapt to changes in consumer spending and general economic conditions;

●	our dependence on a small number of suppliers and international suppliers in developing countries;

●	our ability to manage supply chain-related expenses and disruptions in our supply chain;

6

●	our ability to maintain adequate protection of our intellectual property and to avoid violation of the intellectual property rights of others;

●	our ability to manage our information technology systems to support our growing business;

●	our ability to secure the personal information of our customers and employees and comply with applicable security standards; and

●	our failure to maintain adequate internal controls over our financial and management systems.

Recent Reorganization and Securities Issuances

The Company was formed in the State of Delaware on January 3, 2017, in connection with a corporate reorganization with SAC Acquisition LLC, a Delaware limited liability company, the predecessor entity to the Company and current majority shareholder of the Company. Pursuant to the terms of the reorganization, on March 22, 2017, SAC Acquisition LLC assigned and the Company assumed all right, title and interest in and to all assets, including intellectual property, and liabilities of SAC Acquisition LLC in exchange for 15,000,000 shares of common stock.

We raised $23.4 million through the sale of preferred stock and warrants in multiple offerings in fiscal 2018. In March 2017, we issued an aggregate of 1,000,000 shares of our Series A-1 Preferred Stock at a purchase price of $10.00 per share for an aggregate purchase price of $10.0 million and warrants exercisable into our common stock with an aggregate exercise price of $7.0 million to affiliates of Satori Capital, LLC (“Satori”). The amount of common stock issuable upon exercise of the warrants included in this transaction will be calculated when the offering price is determined. This Series A-1 Preferred Stock is convertible to common stock at 70% of the offering price. Beginning in March 2017 and ending in October 2017, we completed an offering of our Series A Preferred Stock and issued an aggregate of 940,000 shares of our Series A preferred stock at a purchase price of $10.00 per share for an aggregate purchase price of $9.4 million and warrants exercisable into our common stock with an aggregate exercise price of $4.7 million to various entities and accredited investors, including investment vehicles affiliated with Mistral Capital Management, LLC (“Mistral”). The amount of common stock issuable upon exercise of the warrants included in this transaction will be calculated when the offering price is determined. This Series A Preferred Stock is convertible to common stock at 70% of the offering price. Lastly, between October 2017 and December 2017, we issued 400,000 shares of our Series A-2 Preferred Stock at a purchase price of $10.00 per share for an aggregate purchase price of $4.0 million and warrants exercisable into our common stock with an aggregate exercise price of $2.8 million to entities affiliated with Satori and we issued an aggregate of 11,500 shares of our Series A-2 Preferred Stock at a purchase price of $10 per share and warrants exercisable into our common stock with an aggregate exercise price of $80,500 to Shawn Nelson, our founder and Chief Executive Officer, Jack Krause, our President and Chief Marketing Officer, and Donna Dellomo, our Chief Financial Officer. The amount of common stock issuable upon exercise of the warrants included in this transaction will be calculated when the offering price is determined. This Series A-2 Preferred Stock is convertible to common stock at 70% of the offering price.

Immediately prior to this offering, we intend to (i) convert all of our outstanding shares of preferred stock into [●] shares of common stock, (ii) effect a 1-for-[●] reverse stock split of our common stock, (iii) file an amended and restated certificate of incorporation, and (iv) adopt amended and restated bylaws.

Corporate Information

The Company’s principal executive office is Two Landmark Square, Suite 300, Stamford, CT 06901. Our telephone number is 888-636-1223. Our Internet address is www.lovesac.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website a part of this prospectus.

Our Equity Sponsor

We have a valuable relationship with our equity sponsor, Mistral, who, through funds and investment vehicles, has made significant equity investments in us, including a controlling interest in our sole common shareholder SAC Acquisition LLC. We believe that we will continue to benefit from Mistral’s investment experience in the consumer products sector, its expertise in effecting transactions and its support for our near-term and long term strategic initiatives.

7

Upon completion of this offering, assuming an offering size as set forth in “Summary of the Offering” and an initial public offering price of $[●] (the midpoint of the estimated price range set forth on the cover page of this prospectus), Mistral, through its controlling interest of SAC Acquisition LLC will control approximately [●]% of our common stock and will therefore be able to control all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. Because Mistral will control more than 50% of the voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for Nasdaq listed companies. We will therefore be permitted to, and we intend to, elect not to comply with certain corporate governance requirements. See “Management-Controlled Company.”

Control by Mistral may give rise to actual or perceived conflicts of interest with holders of our common stock. Mistral’s significant ownership in us and its resulting ability to effectively control us may discourage a third party from making a significant equity investment in us or a transaction involving a change of control, including transactions in which holders of shares of our common stock might otherwise receive a premium for such holders’ shares over the then-current market price. See “Risk Factors- Risks Related to this Offering and Ownership of Our Common Stock” for a summary of the potential conflicts of interest that may arise as a result of our control by Mistral.

Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act (the “JOBS Act”), was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies”. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), requirements related to compliance with new or revised accounting standards, requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to take advantage of this extended transition period.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

8

Summary of the Offering

Common stock offered by us	[●] shares

Offering price	$[●] per share

Common stock outstanding before this offering	[●] shares, as of [●], 2017

Common stock to be outstanding after this offering	[●] shares. If the underwriter’s over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be [●].

Over-allotment option	We have granted a 30-day option to the underwriter to purchase up to [●] additional shares of common stock solely to cover over-allotments, if any.

Use of proceeds	We intend to use the net proceeds of this offering for: (i) increased sales and marketing expenses; (ii) product development; (iii) repayment of debt; and (iv) working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 31 of this prospectus.

Risk factors	Investing in our shares of common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should consider before making a decision to invest in our common stock.

Controlled Company	After the completion of this offering, Mistral and its affiliates will continue to control a majority of our common stock. We will avail ourselves of the controlled company exemption under the corporate governance standards of Nasdaq.

Proposed listing	In connection with this offering, we are applying to list our common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “LSAC.”

The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on 15,000,000 shares of common stock outstanding as of [●], and, except as otherwise indicated, all information in this prospectus, reflects and assumes the following:

●	initial public offering price of $[●] per share of common stock, the midpoint of the price range on the cover of this prospectus;

●	conversion of the 940,000 outstanding shares of Series A Convertible Preferred Stock with a conversion price equal to 70% of the offering price;

●	conversion of the 1,000,000 outstanding shares of Series A-1 Convertible Preferred Stock with a conversion price equal to 70% of the offering price;

●	conversion of the 411,500 outstanding shares of Series A-2 Convertible Preferred Stock with a conversion price equal to 70% of the offering price;

●	does not reflect the exercise of the outstanding warrants equaling, in the aggregate, $14.58 million of common stock, at an exercise price per share equal to the offering price;

●	does not reflect an additional 1,050,000 shares of common stock reserved for issuance under the Equity Plan; and

●	does not reflect the exercise of the underwriter’s warrant to purchase up to [●] additional shares of our common stock in this offering.

9

Summary Consolidated Financial and Operating Data

The following tables present our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated statements of operations data and the consolidated statement of cashflow data for the fiscal years ended January 31, 2016 and January 29, 2017, and the summary consolidated balance sheet data as of January 29, 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

The summary consolidated statements of operations data and the consolidated statement of cashflow data for the twenty-six weeks ended July 31, 2016 and July 30, 2017 and the summary consolidated balance sheet data as of January 29, 2017 and July 30, 2017, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

We have derived the summary consolidated statements of operations data for the fifty-two weeks ended July 30, 2017 by adding the summary consolidated statements of operations data for the twenty-six weeks ended July 30, 2017 to the summary consolidated statements of operations data for the twenty-six weeks ended January 29, 2017. We believe that presentation of the summary consolidated statements of operations data for the fifty-two weeks ended July 30, 2017 is useful to investors because it allows investors to review our current performance trends over a period consisting of our four most recent consecutive fiscal quarters.

The summarized financial information presented below is derived from and should be read in conjunction with our audited and unaudited consolidated financial statements, as applicable, including the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

10

	Fiscal Year Ended			Twenty-Six Weeks Ended			Fifty-Two Weeks Ended
	January 29, 2017		January 31, 2016	July 30, 2017		July 31, 2016	July 30, 2017
(dollars in thousands, except per share data)

Consolidated Statements of Operations Data:
Net sales
Showrooms		$62,277	$59,095		$30,211	$25,584	$66,904
Internet		12,270	10,601		6,312	4,058	14,524
Other		1,796	4,449		1,854	881	2,769
Total net sales		76,343	74,145		38,377	30,523	84,197
Costs of merchandise sold		34,646	33,635		17,757	14,685	37,718
Gross profit		41,697	40,510		20,620	15,838	46,479

Selling, general and administrative expenses		48,006	47,174		26,142	21,828	52,320
Operating loss		(6,309)	(6,664)		(5,522)	(5,990)	(5,841)

Other
Other expense		-	(86)		-	-	-
Loss on extinguishment of debt		-	(557)		-	-	-
Interest expense		(565)	(1,687)		(229)	(312)	(482)
Net Loss		$(6,874)	$(8,994)		$(5,751)	$(6,302)	$(6,323)

Net Loss per Common Share:
Net loss per common share (basic and diluted)(1)		$(0.48)	$(0.83)		$(0.40)	$(0.46)	$(0.42)
Weighted-average shares used in computing net loss per common share(1)		14,368,216	10,852,433		15,000,000	13,675,681	15,000,000

Pro Forma Net Loss per Common Share (unaudited):
Pro forma net loss per common share (basic and diluted)	$	[●]	-	$	[●]	-	$ [●]
Pro forma weighted-average shares used in computing pro forma net loss per common share		[●]	-		[●]	-	[●]

Other Financial and Operating Data (unaudited):
Retail(2)
Comparable showroom sales change(3)		4%	17%		11%	6%	10%
Showrooms open at end of period		60	59		65	59	65
Total showroom square footage at end of period (in thousands)		[●]	[●]		[●]	[●]	[●]
Total showroom selling square footage at end of period (in thousands)(4)		[●]	[●]		[●]	[●]	[●]
Sales per selling square foot(5)		$1,092	$1,065		$1,030	$927	$1,199
Capital expenditures(6)		$3,757	$965		$2,986	$1,381	$5,362
EBITDA(7)(8)		$(3,990)	$(4,846)		$(4,756)	$(4,773)	$(3,755)
Adjusted EBITDA(7)(8)		[●]	[●]		[●]	[●]	[●]
Adjusted EBITDA Margin(7)(9)		[●]	[●]		[●]	[●]	[●]
Four-Wall Adjusted EBITDA(7)(8)		[●]	[●]		[●]	[●]	[●]
Four-Wall Adjusted EBITDA Margin(7)(9)		[●]	[●]		[●]	[●]	[●]
Average Unit Volume(7)(10)		[●]	[●]		[●]	[●]	[●]

	As of July 30, 2017	As of January 29, 2017
(dollars in thousands)

Balance Sheet data:
Cash and cash equivalents	$773	$879
Working capital(11)	5,105	3,350
Total assets	28,322	20,720
Total liabilities	14,201	13,670
Total stockholders’ equity	14,121	7,050

11

	Fiscal Year Ended		Twenty-Six Weeks Ended
	January 29, 2017	January 31, 2016	July 30, 2017	July 31, 2016
(dollars in thousands)

Consolidated Statement of Cashflow Data:
Net cash used in operating activities	$(6,400)	$(8,872)	$(8,782)	$(6,294)
Net cash used in investing activities	(4,062)	(1,155)	(3,090)	(1,439)
Net cash provided by financing activities	11,132	9,872	11,767	8,407
Net change in cash and cash equivalents	670	(155)	(105)	674

(1)	For the calculation of basic and diluted net loss per share, see Note 1 to our audited consolidated financial statements and Note 5 to our unaudited condensed consolidated financial statements. The weighted average number of common shares used in computing the net loss per common share gives effect to (i) the 1-for-[●] reverse stock split of our common stock that occurred on [●]. The pro forma weighted average number of common shares used in computing pro forma net loss per common share gives effect to (i) the conversion of our outstanding preferred stock into [●] shares of our common stock, and (ii) the 1-for-[●] reverse stock split of our common stock that occurred on [●].
(2)	Retail data represents our showrooms exclusive of shop in shop showrooms.
(3)	Comparable showroom sales are calculated based on showrooms that were open at least fifty-two weeks as of the end of the reporting period. A showroom is not considered a part of the comparable showroom sales base if the square footage of the showroom changed or if the showroom was relocated. If a showroom was closed for any period of time during the measurement period, that showroom is excluded from comparable showroom sales. The change in comparable showroom sales is calculated by comparing the period’s comparable showroom sales to the same period in the preceding fiscal year.
(4)	Selling square footage is retail space at our showrooms used to sell our products. Selling square footage excludes backrooms at showrooms used for storage, office space or similar matters.
(5)	Retail sales per selling square foot is calculated by dividing total net sales for all showrooms, comparable and non-comparable, by the average selling square footage for the period.
(6)	Capital expenditures consist primarily of investments in new showrooms and remodeled showrooms.
(7)	EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Four-Wall Adjusted EBITDA, Four Wall Adjusted EBITDA Margin, and Average Unit Volume (collectively, our “Non-GAAP Measures”) are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe that EBITDA, Adjusted EBITDA, and Four-Wall Adjusted EBITDA are useful measures of operating performance, as they eliminate expenses that are not reflective of the underlying business performance, facilitate a comparison of our operating performance on a consistent basis from period-to-period and provide for a more complete understanding of factors and trends affecting our business. Additionally, EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBITDA and Adjusted EBITDA, alongside other GAAP measures such as gross profit, operating income (loss) and net income (loss), to measure evaluate our operating performance and we believe these measures are useful to investors in evaluating our operating performance.

Our Non-GAAP Measures are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) or net income (loss) per share as a measure of financial performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. They should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, our Non-GAAP Measures are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as tax payments and debt service requirements and certain other cash costs that may recur in the future. Our Non-GAAP Measures contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In addition, our Non-GAAP Measures exclude certain non-recurring and other charges.

You should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in Our Non-GAAP Measures. Our presentation of Our Non-GAAP Measures should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying primarily on our GAAP results and by using Our Non-GAAP Measures as supplemental information. Our Non-GAAP Measures are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

12

(8)	We define EBITDA as net income before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include sponsor fees, equity-based compensation expense, write-offs of property and equipment, showroom opening and closing costs and certain other charges and gains that we do not believe reflect our underlying business performance. Four-Wall Adjusted EBITDA means, for any period, a particular showroom’s Adjusted EBITDA, excluding any allocations of corporate selling, general and administrative expenses allocated to our showrooms. The following provides a reconciliation of net loss to EBITDA, Adjusted EBITDA, and Four-Wall Adjusted EBITDA for the periods presented:

	Fiscal Year Ended		Twenty-Six Weeks Ended		Fifty-Two Weeks Ended
	January 29, 2017	January 31, 2016	July 30, 2017	July 31, 2016	July 30, 2017

(dollars in thousands)

Net loss	$(6,874)	$(8,994)	$(5,751)	$(6,302)	$(6,323)
Interest expense	566	1,687	229	312	482
Taxes	138	32	8	36	110
Depreciation and amortization	2,180	2,429	758	1,181	1,976
EBITDA	(3,990)	(4,846)	(4,756)	(4,773)	(3,755)
Sponsor fees(a)	400	300	383	258	525
Equity-based compensation expense(b)	26	37	-	-	26
Write-off of property and equipment(c)	77	-	-	-	77
Other non-recurring expenses(d)	[●]	[●]	[●]	[●]	[●]
Adjusted EBITDA	[●]	[●]	[●]	[●]	[●]
Other general and administrative expenses(e)	[●]	[●]	[●]	[●]	[●]
Four-Wall Adjusted EBITDA	[●]	[●]	[●]	[●]	[●]

(a)	Represents management fees charged by our equity sponsors. Following this offering, we will terminate our management agreement and cease to incur these costs moving forward.

(b)	Represents expenses associated with equity incentive units granted to our management.

(c)	Represents the net loss on the disposal of fixed assets.

(d)	Represents items management believes are not indicative of ongoing operating performance. These expenses are primarily composed of legal and professional fees associated with non-recurring events, including showroom pre-opening and closing costs. The fiscal year 2016 costs included fees associated with modifications made to its line of credit. The fiscal year 2017 costs include legal and professional services incurred in connection with the Company’s fundraising initiatives.

(e)	Represents general and administrative expenses that are corporate and regional expenses and not incurred by our showrooms, and which are primarily comprised of expenses related to (i) wages and benefits of corporate and regional employees, (ii) non-showroom rent, utilities and maintenance, (iii) corporate and regional marketing and advertising and (iv) corporate professional fees.

(9)	Adjusted EBITDA margin means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period. Four-Wall Adjusted EBITDA margin means, for any period, the Four-Wall Adjusted EBITDA for that period divided by the net sales for that period.
(10)	Average Unit Volume is calculated by dividing total showroom sales by the number of showrooms open during the period. For showrooms that are not open for the entire period, fractional adjustments are made to the number of showrooms used in the denominator such that it corresponds to the period of associated sales
(11)	Working capital is defined as current assets, less current liabilities.

13

Risk Factors

An investment in the common stock of The Lovesac Company (the “Company,” “Lovesac,” “we,” “us” or “our”) involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe are not material, also may become important factors that affect us and impair our business operations. The occurrence of any of the events or developments discussed in the risk factors below could have a material and adverse impact on our business, results of operations, financial condition and cash flows, and in such case, our future prospects would likely be materially and adversely affected. If any of such events or developments were to happen, the trading price of our common stock could decline. Further, our actual results could differ materially and adversely from those anticipated in our forward-looking statements as a result of certain factors.

Risks Relating to Our Business and Industry

We have historically operated at a loss, and we may never achieve or sustain profitability.

While we have typically experienced revenue growth from period-to-period, the level of growth has at times been inconsistent. We have had to rely on a combination of cash flow from operations and new capital in order to sustain our business. We have historically operated at a loss, which has resulted in an accumulated deficit, despite the fact that we have raised significant capital in recent periods. There can be no assurance that we will ever achieve profitability. Even if we do, there can be no assurance that we will be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit and could result in a decline in our common stock price.

Our recent growth rates may not be sustainable.

While we have experienced recent growth, maintaining that growth is dependent on a number of factors, including increased traffic to our website and showrooms, our sales conversion rate, and our ability to open new showrooms. We also rely on shop in shops, and there can be no assurance the current retailer with whom we partner will continue to house them or that we will be able to enter into similar arrangements with other retailers, which could hinder our anticipated sales growth. Our business is highly competitive, and there can be no assurance that we will be able to sustain or improve our recent growth rates.

Our ability to raise capital in the future may be limited. Our inability to raise capital when needed could prevent us from growing and could have a material adverse effect on our business, financial condition, operating results and prospects.

If we continue to experience insufficient cash flow from operations to support our operating and capital needs we will be required to raise additional capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all. We may sell common stock, preferred stock, convertible securities and other equity securities in one or more transactions at prices and in such a manner as we may determine from time to time. If we sell any such equity securities in subsequent transactions, investors may be materially diluted. Debt financing, if available, may involve restrictive covenants and could reduce, among other things, our operational flexibility. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures. In addition, debt financings may be blocked by our senior lender that provides an asset-backed revolving credit facility to fund our inventory purchases in advance of customer sales. Our lender has, and any subsequent senior lender likely will have, the right to consent to any new debt financing. There can be no assurance that our lender will provide such consent. Our inability to raise capital when needed could prevent us from growing and have a material adverse effect on our business, financial condition, operating results and prospects.

14

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be adversely affected.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of SOX requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with the fiscal year ending January 2019. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 of SOX in a timely manner, are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock could be adversely affected. In addition, we could become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We rely on financial reporting and data analytics that must be accurate in order to make real-time management decisions, accurately manage our cash position, and maintain adequate inventory levels while conserving adequate cash to fund operations. In the event of a systems failure, a process breakdown, the departure of key management, or fraud, we would be unable to efficiently manage these items and may experience liquidity shortfalls that our revolving credit facility may not be able to accommodate. In such a situation, we also may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We may be unable to accurately forecast our operating results and growth rate, which may adversely affect our reported results and stock price.

We may not be able to accurately forecast our operating results and growth rate. We use a variety of factors in our forecasting and planning processes, including historical results, recent history and assessments of economic and market conditions. Our growth rates may not be sustainable, and our growth depends on the continued growth of demand for the products we offer. Lower demand caused by changes in customer preferences, a weakening of the economy or other factors may result in decreased revenues or growth. Furthermore, many of our expenses and investments are fixed, and we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our operating results. Failure to accurately forecast our operating results and growth rate could cause our actual results to be materially lower than anticipated. If our growth rate declines as a result, investors’ perceptions of our business may be adversely affected, and the market price of our common stock could decline.

If we fail to manage our growth effectively, our business, financial condition, operating results and prospects could be harmed.

To manage our anticipated growth effectively, we must continue to implement our operational plans and strategies, improve and expand our corporate infrastructure, information systems, and executive management and expand, train and manage our employee base. As we grow, we will need to find, train, and monitor additional employees and continue to invest in information systems that support key functions such as accounting, human resources, sales analytics, and marketing, all of which strain the time of our executive management team and our resources. If we fail to manage our growth effectively, our business, financial condition, operating results and prospects could be harmed.

Our inability to maintain our brand image, engage new and existing customers and gain market share could have a material adverse effect on our growth strategy and our business, financial condition, operating results and prospects.

Our ability to maintain our brand image and reputation is integral to our business and implementation of our growth strategy. Maintaining, promoting and growing our brand will depend largely on the success of our design, merchandising and marketing efforts and our ability to provide a consistent, high-quality product and customer experience. Our reputation could be jeopardized if we fail to maintain high standards for product quality and integrity and any negative publicity about these types of concerns may reduce demand for our products. While we believe our brand enjoys a loyal customer base, the success of our growth strategy depends, in part, on our ability to keep existing customers engaged and attract new customers to our brand. If we experience damage to our reputation or loss of consumer confidence, we may not be able to retain existing customers or acquire new customers, which could have a material adverse effect on our business, financial condition, operating results and prospects.

15

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to achieve revenue growth or profitability.

To acquire new customers, we must appeal to prospects who have historically used other means of commerce to purchase furniture, such as traditional furniture retailers. To date, we have reached new customers primarily through our showroom presence in various markets, and through social media, digital content, third-party advocates for our brand and products and by word of mouth. Until now, these efforts have allowed us to acquire new customers at what we believe is a reasonable cost and rate. However, there is no guarantee that these methods will continue to be successful or will drive customer acquisition rates necessary for us to achieve revenue growth or profitability.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

Our business is rapidly evolving and intensely competitive, and we have many competitors in different industries. We compete with furniture stores, big box retailers, department stores, specialty retailers and online furniture retailers and marketplaces, including the following:

●	Ashley Furniture, IKEA, and other regional stores such as Bob’s Discount Furniture, Havertys, Raymour & Flanagan and Rooms To Go;

●	Costco, JCPenney and Macy’s;

●	Crate and Barrel, Ethan Allen, Pottery Barn and Restoration Hardware; and

●	Amazon, Wayfair, eBay, Joybird, Burrow, Campaign and One Kings Lane.

We expect competition in both retail stores and ecommerce to continue to increase. Our ability to compete successfully depends on many factors both within and beyond our control, including:

●	the size and composition of our customer base;

●	our selling and marketing efforts;

●	the quality, price, reliability and uniqueness of products we offer;

●	the convenience of the shopping experience that we provide;

●	our ability to distribute our products and manage our operations; and

●	our reputation and brand strength.

Many of our current and potential competitors have longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technological capabilities, faster and less costly shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to, among other things, derive greater sales from their existing customer base, acquire customers at lower costs and respond more quickly than we can to new or emerging technologies and changes in consumer habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies. If we are unable to successfully compete, our business, financial condition, operating results and prospects could be materially adversely affected.

Our business depends on effective marketing and increased customer traffic.

We rely on a variety of marketing strategies to compete for customers and increase sales. If our competitors increase their spending on marketing, if our marketing is less effective than that of our competitors, or if we do not adequately leverage the technology and data analytics needed to generate concise competitive insight, our business, financial condition, operating results and prospects could be adversely affected.

Our increased use of social media poses reputational risks.

As use of social media becomes more prevalent, our susceptibility to risks related to social media increases. The immediacy of social media precludes us from having real-time control over postings made regarding us via social media, whether matters of fact or opinion. Information distributed via social media could result in immediate unfavorable publicity we may not be able to reverse. This unfavorable publicity could result in damage to our reputation and therefore have a material adverse effect on our business, financial condition, operating results and prospects.

16

Our efforts to launch new products may not be successful.

We plan to expand our product line in the future. We may not be able to develop products which are attractive to our customers, and our costs to develop new products may be significant. It may take longer than we might expect for a product, even if ultimately successful, to achieve attractive sales results. Failure to successfully develop or market new products or delays in the development of new products could have a material adverse effect on our financial condition, results of operations and business.

We rely on the performance of members of management and highly skilled personnel. If we are unable to attract, develop, motivate and retain well-qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of Shawn Nelson, our founder, member of the Board of Directors and Chief Executive Officer, Andrew Heyer, our Chairman, Jack Krause, our President and Chief Marketing Officer, Donna Dellomo, our Chief Financial Officer, and other members of our management team. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such employees in the cities in which we operate is competitive. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of any of our key employees, including members of our senior management team, could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. Our inability to recruit and develop mid-level managers could have similar adverse effects on our ability to execute our business plan.

Some of our officers and other key employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. While others have employment agreements with stated terms, they could still leave our employ. If we do not succeed in retaining and motivating existing employees or attracting well-qualified employees, our business, financial condition, operating results and prospects may be materially adversely affected.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand, and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our website, transaction processing systems and technology infrastructure are critical to our reputation, and our ability to acquire and retain customers and maintain adequate customer service levels. We currently rely on a variety of third party service providers to support mission critical systems and the efficient flow of merchandise from and between warehouses and showrooms to customers. For example, we rely on common carriers for the delivery of merchandise purchased by customers through our website and in our showrooms, and the systems we employ to communicate delivery schedules and update customers about order tracking interface with the information systems of these common carriers. Our own systems, which are customized versions of ecommerce, customer relationship management, payment processing, and inventory management software technologies deployed by numerous retailers and wholesalers in a variety of industries, must work seamlessly in order for information to flow correctly and update accurately across these systems. Any failure in this regard could result in negative customer experiences, putting our brand and growth at risk.

Through third parties that underwrite customer risk, we offer financing options in order to increase the market demand for our products among customers who may not be able to buy them using cash. The systems of these third parties must work efficiently in order to give customers real-time credit availability. Changes in the risk underwriting or technologies of these third parties may result in lower credit availability to our potential customers and therefore reduced sales. The occurrence of any of the foregoing could substantially harm our business and results of operations.

Unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

Certain aspects of our business involve the receipt, storage and transmission of customers’ personal information, consumer preferences and payment card information, as well as confidential information about our associates, our suppliers and our Company, some of which is entrusted to third-party service providers and vendors. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events.

An electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of individually identifiable information about customers or other sensitive data could occur and have a material adverse effect on our reputation, lead to substantial financial losses from remedial actions, and lead to a substantial loss of business and other liabilities, including possible punitive damages. In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines, other regulatory sanctions and lawsuits.

17

Our business is sensitive to economic conditions and consumer spending.

We face numerous business risks relating to macroeconomic factors. Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other times when disposable income is lower. Factors impacting discretionary consumer spending include general economic conditions, wages and employment, consumer debt, reductions in net worth based on severe market declines, residential real estate and mortgage markets, taxation, volatility of fuel and energy prices, interest rates, consumer confidence, political and economic uncertainty and other macroeconomic factors. Deterioration in economic conditions or increasing unemployment levels may reduce the level of consumer spending and inhibit consumers’ use of credit, which may adversely affect our sales. In recessionary periods and other periods where disposable income is adversely affected, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could further adversely affect our financial performance. It is difficult to predict when or for how long any of these conditions could affect our business and a prolonged economic downturn could have a material adverse effect on our business, financial condition, operating results and prospects.

A substantial portion of our business is dependent on a small number of suppliers. A material disruption at any of our suppliers’ manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and/or negatively affect our financial results.

We do not own or operate any manufacturing facilities and therefore depend on third-party suppliers for the manufacturing of all of our products. Moreover, a substantial portion of our business is dependent on a small number of suppliers. Sacs, which represented approximately 26% of our revenues in fiscal 2017, are currently manufactured by a single manufacturer in Texas. Sactionals, which represented approximately 74% of our revenues in fiscal 2017, are manufactured by two suppliers in China and our outdoor Sactionals are manufactured in Vietnam.

Any of our suppliers’ manufacturing facilities, or any of the machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, which could materially and adversely impact our business, operations and financial condition. These events include but are not limited to:

●	equipment failure;

●	fires, floods, earthquakes, hurricanes, or other catastrophes;

●	unscheduled maintenance outages;

●	utility and transportation infrastructure disruptions;

●	labor difficulties;

●	other operational problems;

●	war or terrorism;

●	political, social or economic instability; or

●	financial instability or bankruptcy of any such supplier.

Our reliance on international suppliers increases our risk of supply chain disruption, which could materially increase the cost and reduce or delay the supply of our products, which could adversely affect our business, financial condition, operating results and prospects.

Our current suppliers are located in China, Vietnam and the United States. Our reliance on international suppliers increases our risk of supply chain disruption. Events that could cause disruptions to our supply chain include but are not limited to:

●	the imposition of additional trade laws or regulations;

●	the imposition of additional duties, tariffs and other charges on imports and exports;

●	foreign currency fluctuations;

●	theft; and

●	restrictions on the transfer of funds.

18

The occurrence of any of the foregoing could materially increase the cost and reduce or delay the supply of our products, which could adversely affect our business, financial condition, operating results and prospects.

Our reliance on suppliers in developing countries increases our risk with respect to available manufacturing infrastructure, labor and employee relations, political and economic stability, corruption, and regulatory, environmental, health and safety compliance.

Our reliance on suppliers in developing countries increases our risk with respect to infrastructure available to support manufacturing, labor and employee relations, political and economic stability, corruption, and regulatory, environmental, health and safety compliance. Any failure of our suppliers to comply with ethical sourcing standards or labor or other local laws in the country of manufacture, or the divergence of a supplier’s labor practices from those generally accepted as ethical in the United States, could disrupt the shipment of products, force us to locate alternative manufacturing sources, reduce demand for our products, damage our reputation and/or expose us to potential liability for their wrongdoings. Any of these events could have a material adverse effect on our reputation, business, financial condition, operating results and prospects.

Most of our products are shipped from our suppliers by ocean vessel. If a disruption occurs in the operation of ports through which our products are imported, we may incur increased costs and suffer delays, which could have a material adverse effect on our business, financial condition, operating results and prospects.

Most of our products are shipped from our suppliers by ocean vessel. If a disruption occurs in the operation of ports through which our products are imported, we may incur increased costs related to air freight or use of alternative ports. Shipping by air is significantly more expensive than shipping by ocean and our margins could be reduced. Shipping to alternative ports could also lead to delays in receipt of our products. We rely on third-party shipping companies to deliver our products to us. Failures by these shipping companies to deliver our products to us or lack of capacity in the shipping industry could lead to delays in receipt of our products or increased expense in the delivery of our products. Any of these developments could have a material adverse effect on our business, financial condition, operating results and prospects.

Increases in the demand for, or the price of, raw materials used to manufacture our products or other fluctuations in sourcing or distribution costs could increase our costs and negatively impact our gross margin.

We believe that we have strong supplier relationships, and we work with our suppliers to manage cost increases. Our gross margin depends, in part, on our ability to mitigate rising costs or shortages of raw materials used to manufacture our products. Raw materials used to manufacture our products are subject to availability constraints and price volatility impacted by a number of factors, including supply and demand for fabrics, weather, government regulations, economic conditions and other unpredictable factors. In addition, our sourcing costs may fluctuate due to labor conditions, transportation or freight costs, energy prices, currency fluctuations or other unpredictable factors. The occurrence of any of the foregoing could increase our costs, delay or reduce the availability of our products and negatively impact our gross margin.

Our inability to manage our inventory levels and products, including with respect to our omni-channel operations, could have a material adverse effect on our business, financial condition, operating results and prospects.

Inventory levels in excess of customer demand may result in lower than planned financial performance. Alternatively, if we underestimate demand for our products, we may experience inventory shortages resulting in missed sales and lost revenues. Either of these events could significantly affect our operating results and brand image and loyalty. Our financial performance may also be impacted by changes in our products and pricing. These changes could have a material adverse effect on our business, financial condition, operating results and prospects.

Our inability to manage the complexities created by our omni-channel operations may have a material adverse effect on our business, financial condition, operating results and prospects.

Our omni-channel operations create additional complexities in our ability to manage inventory levels, as well as certain operational issues, including timely shipping and returns. Accordingly, our success depends to a large degree on continually evolving the processes and technology that enable us to plan and manage inventory levels and fulfill orders, address any related operational issues and further align channels to optimize our omni-channel operations. If we are unable to successfully manage these complexities, it may have a material adverse effect on our business, financial condition, operating results and prospects.

19

We may be subject to product liability claims if people or property are harmed by the products we sell.

We have not had any significant product liability claims to date. We place a high priority on designing our products to be safe for consumers and safety test our products in third-party laboratories. Still, the products we sell or have manufactured may expose us to product liability claims, litigation and regulatory action relating to personal injury, death and environmental or property damage. Some of our agreements with our suppliers and international manufacturers may not indemnify us from product liability for a particular supplier’s or international manufacturer’s products, or our suppliers or international manufacturers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Any product liability claims asserted against us could, among other things, harm our reputation, damage our brand, cause us to incur significant costs, and have a material adverse effect on our business, results of operations and financial condition.

Our ability to attract customers to our showrooms depends heavily on successfully locating our showrooms in suitable locations. Any impairment of a showroom location, including any decrease in customer traffic, could cause our sales to be lower than expected.

We plan to open new showrooms in high street and urban locations and historically we have favored top tier mall locations near luxury and contemporary retailers that we believe are consistent with our key customers’ demographics and shopping preferences. Sales at these showrooms are derived, in part, from the volume of foot traffic in these locations. Showroom locations may become unsuitable due to, and our sales volume and customer traffic generally may be harmed by, among other things:

●	economic downturns in a particular area;

●	competition from nearby retailers selling similar products;

●	changing consumer demographics in a particular market;

●	changing preferences of consumers in a particular market;

●	the closing or decline in popularity of other businesses located near our store;

●	reduced customer foot traffic outside a showroom location; and

●	store impairments due to acts of God or terrorism.

Even if a showroom location becomes unsuitable, we will generally be unable to cancel the long term lease associated with such showroom.

We may be unable to successfully open and operate new showrooms, which could have a material adverse effect on our business, financial condition, operating results and prospects.

As of July 30, 2017, we had more than 60 showrooms, but our growth strategy requires us to increase our showroom base. There can be no assurance that we will succeed in opening additional showrooms. If we are unable to successfully open and operate new showrooms, it could have a material adverse effect on our business, financial condition, operating results and prospects.

Our ability to successfully open and operate new showrooms depends on many factors, including, among other things, our ability to:

●	identify new markets where our products and brand image will be accepted or the performance of our showrooms will be successful;

●	obtain desired locations, including showroom size and adjacencies, in targeted high street and urban locations and top tier malls;

●	negotiate acceptable lease terms, including desired rent and tenant improvement allowances;

●	achieve brand awareness, affinity and purchaser intent in new markets;

●	hire, train and retain showroom associates and field management;

●	assimilate new showroom associates and field management into our corporate culture;

●	source and supply sufficient inventory levels;

●	successfully integrate new showrooms into our existing operations and information technology systems; and

●	have the capital necessary to fund new showrooms.

In addition, our new showrooms may not be immediately profitable, and we may incur significant losses until these showrooms become profitable. Unavailability of desired showroom locations, delays in the acquisition or opening of new showrooms, delays or costs resulting from a decrease in commercial development due to capital restraints, difficulties in staffing and operating new showroom locations or a lack of customer acceptance of showrooms in new market areas may negatively impact our new showroom growth and the costs or the profitability associated with new showrooms. While we are seeking to mitigate some of the risks related to our mall based showrooms by opening high street and lifestyle center-based showrooms and continuing to build our online sales, there can be no assurance that this strategy will be successful or lead to greater sales.

20

As we expand our showroom base, we may not be able to achieve the showroom sales growth rates that we have achieved in the past, which could cause our share price to decline.

As we expand our showroom base, we may not be able to achieve the showroom sales growth rates that we have achieved historically. If our showroom sales growth rates decline or fail to meet market expectations, the value of our common stock could decline.

In addition, the results of operations of our showroom locations have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect showroom sales, including, among others, consumer spending patterns, fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our product assortment, the success of marketing programs and weather conditions. If we misjudge the market for our products, we may have excess inventory of some of our products and miss opportunities for other products. These factors may cause our showroom sales results in the future to be materially lower than recent periods or our expectations, which could harm our results of operations and result in a decline in the price of our common stock.

We have and will continue to expend significant capital remodeling our existing showrooms, and there is no guarantee that this will result in incremental showroom traffic or sales.

We intend to continue remodeling our existing showroom base to reflect our new showroom design, and we intend to expend significant capital doing so. While preliminary results appear promising, there is no guarantee that the capital spent on these remodeled showrooms will result in increased showroom traffic or increased sales.

Our lease obligations are substantial and expose us to increased risks.

We do not own any of our showrooms. Instead, we rent all of our showroom spaces pursuant to leases. Nearly all of our leases require a fixed annual rent, and many of them require the payment of additional rent if showroom sales exceed a negotiated amount. Most of our leases are “net” leases that require us to pay all costs of insurance, maintenance and utilities, as well as applicable taxes.

Our required payments under these leases are substantial and account for a significant portion of our selling, general and administrative expenses. We expect that any new showrooms we open will also be leased, which will further increase our lease expenses and require significant capital expenditures. Our substantial lease obligations could have significant negative consequences, including, among others:

●	increasing our vulnerability to general adverse economic and industry conditions;

●	limiting our ability to obtain additional financing;

●	requiring a substantial portion of our available cash to pay our rental obligations, reducing cash available for other purposes;

●	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

●	placing us at a disadvantage with respect to some of our competitors who sell their products exclusively online.

Many of our leases contain relocation clauses that allow the landlord to move the location of our showrooms. Moreover, as our leases expire, we may be unable to negotiate acceptable renewals. If either of these events occur, our business, sales and results of operations may be harmed.

Many of our leases include relocation clauses that allow the landlord to move the location of our showrooms. If any of our showrooms are relocated, there can be no assurance that the new location will experience the same levels of customer traffic or success that the prior location experienced. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close showrooms in desirable locations. We may also be unable to enter into new leases on terms acceptable to us or in desirable locations. If any of the foregoing occur, our business, sales and results of operations may be harmed.

21

We are required to make substantial lease payments under our leases, and any failure to make these lease payments when due would likely harm our business.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from other sources, we may not be able to service our substantial lease expenses, which would harm our business.

Moreover, our showroom leases are generally long term and non-cancelable, and we expect future showrooms to be subject to similar long term, non-cancelable leases. If an existing or future showroom is not profitable, and we decide to close it, we may nonetheless be required to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term if we cannot negotiate a mutually acceptable termination payment.

Changes in lease accounting standards may materially and adversely affect us.

The Financial Accounting Standards Board (“FASB”), recently adopted new accounting rules that will apply to annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company, as an “emerging growth company,” has elected to defer compliance with new or revised financial accounting standards and, as a result, the new accounting rule will apply to annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. When the rules are effective, we will be required to capitalize all leases on our balance sheet and account for our showroom leases as assets and liabilities, where we previously accounted for such leases on an “off balance sheet” basis. As a result, a significant amount of lease-related assets and liabilities will be recorded on our balance sheet, and we may be required to make other changes to the recording and classification of our lease-related expenses. These changes will not directly impact our overall financial condition. However, they could cause investors or others to believe that we are highly leveraged and could change the calculations of financial metrics and covenants under our debt facilities and third-party financial models regarding our financial condition.

We depend on our ecommerce business and failure to successfully manage this business and deliver a seamless omni-channel shopping experience to our customers could have an adverse effect on our growth strategy, business, financial condition, operating results and prospects.

Sales through our ecommerce channel account for a significant portion of our revenues. Our business, financial condition, operating results and prospects are dependent on maintaining our ecommerce business. Dependence on our ecommerce business and the continued growth of our direct and retail channels subjects us to certain risks, including:

●	the failure to successfully implement new systems, system enhancements and Internet platforms;

●	the failure of our technology infrastructure or the computer systems that operate our website and their related support systems, causing, among other things, website downtimes, telecommunications issues or other technical failures;

●	the reliance on third-party computer hardware/software providers;

●	rapid technological change;

●	liability for online content;

●	violations of federal, state, foreign or other applicable laws, including those relating to data protection;

●	credit card fraud;

●	cyber security and vulnerability to electronic break-ins and other similar disruptions; and

●	diversion of traffic and sales from our stores.

Our failure to successfully address and respond to these risks and uncertainties could negatively impact sales, increase costs, diminish our growth prospects and damage the reputation of our brand, each of which could have a material adverse effect on our business, financial condition, operating results and prospects.

Our inability to successfully optimize our omni-channel operations and maintain a relevant and reliable omni-channel experience for our customers could have a material adverse effect on our growth strategy and our business, financial condition, operating results and prospects.

Growing our business through our omni-channel operations is key to our growth strategy. Our goal is to offer our customers seamless access to our products across our channels, and our success depends on our ability to anticipate and implement innovations in sales and marketing strategies to appeal to existing and potential customers who increasingly rely on multiple channels, such as ecommerce, to meet their shopping needs. Failure to enhance our technology and marketing efforts to align with our customers’ developing shopping preferences could significantly impair our ability to meet our strategic business and financial goals. If we do not successfully optimize our omni-channel operations, or if they do not achieve their intended objectives, it could have a material adverse effect on our business, financial condition, operating results and prospects.

22

If we are unable to successfully adapt to consumer shopping preferences or develop and maintain a relevant and reliable omni-channel experience for our customers, our financial performance and brand image could be adversely affected.

We are continuing to grow our omni-channel business model. While we interact with many of our customers through our showrooms, our customers are increasingly using computers, tablets and smartphones to make purchases online and to help them make purchasing decisions when in our showrooms. Our customers also engage with us online through our social media channels, including Facebook and Instagram, by providing feedback and public commentary about aspects of our business. Omni-channel retailing is rapidly evolving. Our success depends, in part, on our ability to anticipate and implement innovations in customer experience and logistics in order to appeal to customers who increasingly rely on multiple channels to meet their shopping needs. If for any reason we are unable to continue to implement our omni-channel initiatives or provide a convenient and consistent experience for our customers across all channels that delivers the products they want, when and where they want them, our financial performance and brand image could be adversely affected.

Purchasers of furniture may choose not to shop online, which could affect the growth of our business.

The online market for furniture is less developed than the online market for apparel, consumer electronics and other consumer products in the United States. While we believe this market is growing, it still accounts for a small percentage of the market as a whole. We are relying on online sales for our continued success and growth. If the online market for furniture does not gain wider acceptance, our growth and business may suffer.

In addition, our success in the online market will depend, in part, on our ability to attract consumers who have historically purchased furniture through traditional retailers. We may have to incur significantly higher and more sustained advertising and promotional expenditures in order to attract additional online consumers to our website and convert them into purchasing customers. Specific factors that could impact consumers’ willingness to purchase furniture from us online include:

●	concerns about buying products, and in particular larger products, with a limited physical storefront, face-to-face interaction with sales personnel and the ability to physically examine products;

●	actual or perceived lack of security of online transactions and concerns regarding the privacy of personal information;

●	inconvenience associated with returning or exchanging items purchased online; and

●	usability, functionality and features of our website.

If the online shopping experience we provide does not appeal to consumers or meet the expectations of existing customers, we may not acquire new customers at rates consistent with historical periods, and existing customers’ buying patterns may not be consistent with historical buying patterns. If either of these events occur, our business, sales and results of operations may be harmed.

Product warranty claims could have a material adverse effect on our business.

We provide a lifetime warranty on most components of our products, which, if deficient, could lead to warranty claims. Currently, we do not maintain a reserve for warranty claims. Material warranty claims could, among other things, harm our reputation and damage our brand, cause us to incur significant repair and/or replacement costs, and material adversely affect our business, financial condition, operating results and prospects.

Significant merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. While the Company has experienced relatively few product returns, this could change, and, if customer returns are significant, our business, financial condition, operating results and prospects could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns.

We are subject to risks related to online payment methods.

We accept payment using a variety of methods, including credit card, debit card, PayPal and gift cards. As we offer new payment options to consumers, we may become subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and increase our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply.

23

As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or have restrictions placed upon, our ability to accept credit card and debit card payments from consumers or our ability to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

In addition, we occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, financial condition, operating results and prospects.

Government regulation of the Internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Though we seek at all times to be in full compliance with all such laws, we cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could damage our reputation and brand, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by consumers and result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

We may be unable to protect our trademarks or brand image, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our products infringe, dilute or otherwise violate third party trademarks or other proprietary rights that could block sales of our products. Moreover, certain of our trademark applications may never be granted.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand image may be limited, and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for furniture and/or accessories in foreign countries where our products are manufactured. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries of which we are not aware. Accordingly, it may be possible for others to prevent the manufacture of our branded merchandise in certain foreign countries or the sale or exportation of our branded merchandise from certain foreign countries to the United States. If we were unable to reach a licensing arrangement with these parties, we might be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks or logos in these jurisdictions could limit our ability to manufacture our products in less costly markets or penetrate new markets in jurisdictions outside the United States. The occurrence of any of the foregoing could harm our business.

24

We may not be able to adequately protect our intellectual property rights.

We regard our customer and prospect lists, trademarks, domain names, copyrights, patents and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We currently have 30 U.S. and foreign patents which are used in the products that we sell to the public, with another 12 U.S. and foreign patent applications filed and pending. We might not be able to obtain broad protection in the United States or internationally for all of our intellectual property, and we might not be able to obtain effective intellectual property protection in every country in which we may in the future sell products. If we are unable to obtain such broad protection, our business, financial condition, operating results and prospects may be harmed.

The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Still, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. Any of our patents, marks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Additionally, because the process of obtaining patent protection is expensive and time-consuming, we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner, and our patent applications may never be granted. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. If we are unable to adequately protect our intellectual property rights, our business, financial condition, operating results and prospects may be harmed.

We also might be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. We may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or proprietary rights or to establish the validity of such rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. In addition, initiating claims or litigations against others for infringement, misappropriation or violation of our intellectual property rights or proprietary rights may be prohibitively expensive. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially adversely affect our business, financial condition, operating results and prospects.

Our products may be found to infringe the intellectual property rights of others.

Third parties may assert claims or initiate litigation asserting that our products infringe such third parties’ patent, copyright, trademark or other intellectual property rights. The asserted claims and/or litigation could include claims against us or our suppliers alleging infringement of intellectual property rights with respect to our products or components of such products.

Regardless of the merit of the claims, if our products are alleged to infringe the intellectual property rights of other parties, we could incur substantial costs and we may have to, among other things:

●	obtain licenses to use such intellectual rights, which may not be available on commercially reasonable terms, or at all;

●	redesign our products to avoid infringement;

●	stop using the subject matter claimed in the intellectual property held by others;

●	pay significant damages; and/or

●	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our time, financial and management resources.

If any of the foregoing occur, our business, financial condition, operating results and prospects could be materially adversely affected.

Risks Relating to this Offering and Ownership Of Our Common Stock

Our principal stockholder, SAC Acquisition LLC, will continue to have significant influence over us following the completion of this offering, and its interests could conflict with those of our other stockholders.

Prior to this offering, our principal stockholder, SAC Acquisition LLC, owned over [●]% of the outstanding shares of our common stock on a fully-diluted basis. As a result, SAC Acquisition LLC is able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. SAC Acquisition LLC may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock.

25

Holders of our outstanding warrants to purchase common stock will own a significant portion of our common stock following the exercise of such warrants. The exercise of such warrants will significantly dilute the investors participating in this offering.

Holders of our outstanding warrants to purchase common stock will own a significant portion of our common stock following the exercise of such warrants. During the three-year period following the completion of this offering, holders of our outstanding warrants will have the right to exercise such warrants and purchase shares of our common stock at the price per share paid by investors in this offering. The exercise will dilute investors participating in this offering.

We will be a “controlled company” within the meaning of the Nasdaq rules. As a result, we will qualify for, and may rely on, certain exemptions from corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with some corporate governance requirements, including:

●	the requirement that a majority of our board of directors consist of “independent directors”;

●	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following this offering, we intend to rely on some or all of these exemptions. If we so rely, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

In addition, Nasdaq has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, require:

●	compensation committees to be composed of independent directors, as determined pursuant to new independence requirements;

●	compensation committees to be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

●	compensation committees to consider, when engaging compensation consultants, legal counsel or other advisors, independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a controlled company, we will not be subject to these compensation committee independence requirements.

There has been no prior market for our common stock. An active market may not develop or be sustained, and investors may not be able to resell their shares of common stock at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriter and us and may vary from the market price of our common stock following the completion of this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, may not be sustained. As a result, you may not be able to sell the shares of common stock you purchase in this offering at or above the initial public offering price, or if at all.

26

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, resulting in substantial losses for investors purchasing shares of common stock in this offering.

The initial public offering price for our common stock will be determined through negotiations between the underwriter and the Company. This price may not reflect the market price of our common stock following the completion of this offering. Moreover, the market price of our common stock may be volatile or decline steeply or suddenly, regardless of our operating performance. This could occur for any number of reasons, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our customer growth, sales, or other operating results;

●	variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

●	any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information, or our failure to meet expectations based on this information;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	announcements by us or our competitors of significant products, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	lawsuits threatened or filed against us;

●	developments in new legislation or rulings by judicial or regulatory bodies; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations.

An active trading market for our common stock may never develop or be sustained and we may be unable to comply with the applicable continued listing requirements or standards of the Nasdaq Global Market and could be delisted.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “LSAC.” In order to maintain that listing, we will be required to satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will be able to comply with the applicable listing standards. If we cannot comply with the applicable listing standards our common stock may be delisted which could materially adversely affect our trading volume and stock price.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

27

The requirements of being a public company may strain our resources, result in more litigation, and divert the attention of Company management.

As a public company, we will be subject to the reporting requirements of the Exchange Act, SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market, and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming and costly, and increase demand on our systems and resources. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

While we intend to use the net proceeds of this offering in the manner set forth in “Use of Proceeds” below, we have broad discretion over the ultimate use of those proceeds. You will be relying on the judgment of Company management regarding the application of those proceeds. You will not have the opportunity to influence our decisions regarding how we use our proceeds from this offering, and we may spend or invest these proceeds in a way with which our stockholders disagree.

If our management fails to use these funds effectively, our business could be seriously harmed. Moreover, Company management may apply our proceeds from this offering in ways that fail to increase, or even decrease, the value of your investment.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase common stock in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[●] per share, based on an assumed initial offering price of $[●] per share and our pro forma net tangible book value of $[●] per share as of [●], 2018. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we could be an emerging growth company for up to five years following the completion of this offering. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of SOX;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. Investors may find our common stock less attractive if we choose to rely on any of the exemptions or accommodations afforded to emerging growth companies. If investors find our common stock less attractive because we rely on any of these exemptions or accommodations, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, and limit attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

●	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships by the affirmative vote of a majority of the directors or stockholders holding at least 66 2/3% of the issued and outstanding shares of common stock;

28

●	provide that directors may only be removed by the majority of the shares of voting stock then outstanding entitled to vote generally in election of directors;

●	require a two-thirds majority of all directors who constitute the Board of Directors or holders at least 75% of the issued and outstanding shares our common stock to adopt, amend or repeal provisions of our bylaws;

●	require 66 2/3% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in election of directors to amend, alter or repeal, or adopt any provision inconsistent with certain sections of our certificate of incorporation;

●	eliminate the ability of our stockholders to call special meetings of stockholders, except as otherwise provided by the terms of any series of preferred stock;

●	restrict the forum for certain litigation against us to Delaware; and

●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of at least 15% of our capital stock for a period of three years following the date on which the stockholder became a 15% stockholder.

We do not expect to declare any dividends in the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate paying any cash dividends to holders of our common stock at any time in the foreseeable future. Any determination to pay future dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Consequently, the only way investors may be able to realize future gain on their investment is to sell their shares of common stock after the price of such shares has appreciated. However, there is no guarantee that investors’ shares of common stock will appreciate in value or even maintain the price at which our investors purchased their shares of common stock.

29

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. The cautionary statements set forth in this prospectus, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	our ability to sustain recent growth rates;

●	our ability to manage the growth of our operations over time;

●	our ability to maintain and grow our brand;

●	our ability to improve our products and develop new products;

●	our ability to maintain adequate protection of our intellectual property and avoid violation of the intellectual property rights of others;

●	our ability to successfully open and operate new showrooms;

●	our ability to increase our Internet sales; and

●	our ability to compete and succeed in a highly competitive and evolving industry.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

Although the forward-looking statements in this prospectus are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this prospectus or otherwise make public statements updating our forward-looking statements.

30

Use of Proceeds

We estimate that the net proceeds to us from the sale of common stock by this prospectus will be approximately $[●] million, assuming the sale by us of [●] shares of our common stock at an assumed public offering price of $[●] per share and after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us of approximately $[●].

A $[●] increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) the expected net cash proceeds of the offering to us by approximately $[●] million, or $[●] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us. Similarly, a $[●] increase (decrease) in the number of shares of common stock sold in this offering would increase (decrease) the expected net cash proceeds of the offering to use by approximately $[●] million, or $[●] per share, assuming that the per share offering price, at the midpoint of the range, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds from this offering primarily (i) to increase sales and marketing, (ii) for product development, (iii) to repay debt, and (iv) for working capital and other general corporate purposes.

On March 22, 2017, in connection with our reorganization, we issued to Siena Funding Group LLC, a promissory note in the aggregate principal amount of $7 million, with an annual interest rate of 3% and with a maturity date of May 14, 2018 and assumed all liabilities and obligations under the Loan and Security Agreement, as amended, by and between SAC Acquisition LLC and Siena Funding Group LLC. See “Summary – Corporate Information.” We intend to use a portion of the net proceeds to repay the outstanding amounts under the promissory note ($[●] at [●], 2018).

The amount and timing of expenditures or for any particular use may vary based on a number of factors, including the amount of cash used in or provided by our operations. Our management will have broad discretion in the application of these proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Dividend Policy

We have never declared nor paid any dividends on our common stock since incorporation and do not anticipate that we will do so in the foreseeable future. All shares of our common stock are entitled to an equal share of any dividends declared and paid. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the board of directors deems relevant.

31

CAPITALIZATION

The following table describes our capitalization as of July 30, 2017:

●	on an actual basis; and

●	on a pro forma, as adjusted basis to give effect to the sale of the shares in this offering at the assumed public offering price of $[●] per share, after deducting underwriting discounts and other estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read the following table in connection with the sections entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Description of Securities” and our financial statements and related notes included elsewhere in this prospectus.

	As of July 30, 2017 (unaudited)
	Actual	Pro Forma As Adjusted(1)
Cash and cash equivalents	$773,845	$
Indebtedness	2,263,424
Total liabilities	14,201,138
Stockholders’ equity:
Common Stock, par value $0.00001 per share; 100,000,0000 shares authorized, 15,000,000 shares issued and outstanding	150
Preferred Stock, par value $0.00001 per share; 25,000,000 shares authorized and 1,688,500 shares issued and outstanding, no shares issued and outstanding, pro forma	17
Accumulated paid-in capital	70,623,636
Accumulated deficit	(56,503,270)
Total stockholders’ equity (deficit)	14,120,533
Total capitalization	$28,321,671	$

(1)	A $[●] increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) the pro forma as adjusted capitalization by $[●], or $[●] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us. Similarly, a $[●] increase (decrease) in the number of shares of common stock sold in this offering would increase (decrease) the pro forma as adjusted capitalization by approximately $[●], or $[●] per share, assuming that the per share offering price, at the midpoint of the price range on the cover of this prospectus, remains the same.

The pro forma information discussed above is to illustrate only and will change based on the actual public offering price, number of shares and other terms of this offering determined in pricing.

The number of shares of our common stock outstanding shown in the foregoing table and calculations reflects:

●	the conversion to common stock of the 940,000 outstanding shares of Series A Convertible Preferred Stock with a conversion price equal to 70% of the offering price;

●	the conversion to common stock of the 1,000,000 outstanding shares of Series A-1 Convertible Preferred Stock with a conversion price equal to 70% of the offering price;

●	the conversion to common stock of the 411,500 outstanding shares of Series A-2 Convertible Preferred Stock with a conversion price equal to 70% of the offering price;

●	the exclusion of outstanding warrants equaling, in the aggregate, $14.58 million of common stock, at an exercise price per share equal to the offering price;

●	the exclusion of 1,050,000 shares of common stock reserved for issuance under the Equity Plan; and

●	the exclusion of [●] shares of common stock issuable upon exercise of the underwriter’s warrant.

32

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding.

Our net tangible book value (deficit) as of [●], 2017 was $[●] or approximately $[●] per share of common stock, based upon [●] shares outstanding as of [●], 2017. After giving effect to the sale of the shares in this offering at the assumed public offering price of $[●] per share, the midpoint of the price range on the cover of this prospectus, and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) at [●], 2017 would have been approximately $[●] million or $[●] per share. This represents an immediate increase in pro forma net tangible book value of approximately $[●] per share to our existing stockholders, and immediate dilution of $[●] per share to investors purchasing shares in this offering.

Dilution in pro forma net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of July 30, 2017	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors in this offering		$

A $[●] increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) the pro forma net tangible book value by $[●], or $[●] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us. Similarly, a $[●] increase (decrease) in the number of shares of common stock sold in this offering would increase (decrease) the pro forma net tangible book value by approximately $[●], or $[●] per share, assuming that the assumed per share offering price of $[●], the midpoint of the price range on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriter exercises its over-allotment option in full to purchase an additional [●] shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $[●] per share, representing an immediate increase to existing stockholders of $[●] per share and an immediate dilution of $[●] per share to new investors participating in this offering.

The following table summarizes, on a pro forma as adjusted basis as of July 30, 2017, after giving effect to the conversion of all of our outstanding preferred stock, including the [●] shares of Series A and Series A-2 Preferred Stock issued after July 30, 2017, into shares of our common stock upon the closing of this offering, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $[●] per share, the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	#	%		$	%
Existing stockholders			%	$		%	$
New investors purchasing common stock							$
Total			%	$		%

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. We may also choose to engage in strategic acquisitions through the issuance of shares of our stock. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future.

The pro forma information discussed above is illustrative only and will change based on the actual public offering price, number of shares and other terms of this offering determined at pricing.

33

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated statements of operations data and the consolidated statement of cashflow data for the fiscal years ended January 31, 2016 and January 29, 2017, and the summary consolidated balance sheet data as of January 29, 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

The summary consolidated statements of operations data and the consolidated statement of cashflow data for the twenty-six weeks ended July 31, 2016 and July 30, 2017 and the summary consolidated balance sheet data as of January 29, 2017 and July 30, 2017, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

We have derived the summary consolidated statements of operations data for the fifty-two weeks ended July 30, 2017 by adding the summary consolidated statements of operations data for the twenty-six weeks ended July 30, 2017 to the summary consolidated statements of operations data for the twenty-six weeks ended January 29, 2017. We believe that presentation of the summary consolidated statements of operations data for the fifty-two weeks ended July 30, 2017 is useful to investors because it allows investors to review our current performance trends over a period consisting of our four most recent consecutive fiscal quarters.

The summarized financial information presented below is derived from and should be read in conjunction with our audited and unaudited consolidated financial statements, as applicable, including the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

	Fiscal Year Ended			Twenty-Six Weeks Ended			Fifty-Two Weeks Ended
	January 29, 2017		January 31, 2016	July 30, 2017		July 31, 2016	July 30, 2017
(dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales
Showrooms		$62,277	$59,095		$30,211	$25,584	$66,904
Internet		12,270	10,601		6,312	4,058	14,524
Other		1,796	4,449		1,854	881	2,769
Total net sales		76,343	74,145		38,377	30,523	84,197
Costs of merchandise sold		34,646	33,635		17,757	14,685	37,718
Gross profit		41,697	40,510		20,620	15,838	46,479

Selling, general and administrative expenses		48,006	47,174		26,142	21,828	52,320
Operating loss		(6,309)	(6,664)		(5,522)	(5,990)	(5,841)

Other
Other expense		-	(86)		-	-	-
Loss on extinguishment of debt		-	(557)		-	-	-
Interest expense		(565)	(1,687)		(229)	(312)	(482)
Net Loss		$(6,874)	$(8,994)		$(5,751)	$(6,302)	$(6,323)

Net Loss per Common Share:
Net loss per common share (basic and diluted) (1)		$(0.48)	$(0.83)		$(0.40)	$(0.46)	$(0.42)
Weighted-average shares used in computing net loss per common share(1)		14,368,216	10,852,433		15,000,000	13,675,681	15,000,000

Pro Forma Net Loss per Common Share (unaudited):
Pro forma net loss per common share (basic and diluted)	$	[●]	-	$	[●]	-	$ [●]
Pro forma weighted-average shares used in computing pro forma net loss per common share		[●]	-		[●]	-	[●]

Other Financial and Operating Data (unaudited):
Retail(2)
Comparable showroom sales change(3)		4%	17%		11%	6%	10%
Showrooms open at end of period		60	59		65	59	65
Total showroom square footage at end of period (in thousands)		[●]	[●]		[●]	[●]	[●]
Total showroom selling square footage at end of period (in thousands)(4)		[●]	[●]		[●]	[●]	[●]
Sales per selling square foot(5)		$1,092	$1,065		$1,030	$927	$1,199
Capital expenditures(6)		$3,757	$965		$2,986	$1,381	$5,362
EBITDA(7)(8)		$(3,990)	$(4,846)		$(4,756)	$(4,773)	$(3,755)
Adjusted EBITDA(7)(8)		[●]	[●]		[●]	[●]	[●]
Adjusted EBITDA Margin(7)(9)		[●]	[●]		[●]	[●]	[●]
Four-Wall Adjusted EBITDA(7)(8)		[●]	[●]		[●]	[●]	[●]
Four-Wall Adjusted EBITDA Margin(7)(9)		[●]	[●]		[●]	[●]	[●]
Average Unit Volume(7)(10)		[●]	[●]		[●]	[●]	[●]

34

	As of July 30, 2017	As of January 29, 2017
(dollars in thousands)
Balance Sheet data:
Cash and cash equivalents	$773	$879
Working capital(11)	5,105	3,350
Total assets	28,322	20,720
Total liabilities	14,201	13,670
Total stockholders’ equity	14,121	7,050

	Fiscal Year Ended		Twenty-Six Weeks Ended
	January 29, 2017	January 31, 2016	July 30, 2017	July 31, 2016
(dollars in thousands)
Consolidated Statement of Cashflow Data:
Net cash used in operating activities	$(6,400)	$(8,872)	$(8,782)	$(6,294)
Net cash used in investing activities	(4,062)	(1,155)	(3,090)	(1,439)
Net cash provided by financing activities	11,132	9,872	11,767	8,407
Net change in cash and cash equivalents	670	(155)	(105)	674

(1)	For the calculation of basic and diluted net loss per share, see Note 1 to our audited consolidated financial statements and Note 5 to our unaudited condensed consolidated financial statements. The weighted average number of common shares used in computing the net loss per common share gives effect to (i) the 1-for-[●] reverse stock split of our common stock that occurred on [●]. The pro forma weighted average number of common shares used in computing pro forma net loss per common share gives effect to (i) the conversion of our outstanding preferred stock into [●] shares of our common stock, and (ii) the 1-for-[●] reverse stock split of our common stock that occurred on [●].
(2)	Retail data represents our showrooms exclusive of shop in shop showrooms.
(3)	Comparable showroom sales are calculated based on showrooms that were open at least fifty-two weeks as of the end of the reporting period. A showroom is not considered a part of the comparable showroom sales base if the square footage of the showroom changed or if the showroom was relocated. If a showroom was closed for any period of time during the measurement period, that showroom is excluded from comparable showroom sales. The change in comparable showroom sales is calculated by comparing the period’s comparable showroom sales to the same period in the preceding fiscal year.
(4)	Selling square footage is retail space at our showrooms used to sell our products. Selling square footage excludes backrooms at showrooms used for storage, office space or similar matters.
(5)	Retail sales per selling square foot is calculated by dividing total net sales for all showrooms, comparable and non-comparable, by the average selling square footage for the period.
(6)	Capital expenditures consist primarily of investments in new showrooms and remodeled showrooms.
(7)	EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Four-Wall Adjusted EBITDA, Four Wall Adjusted EBITDA Margin, and Average Unit Volume (collectively, our “Non-GAAP Measures”) are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe that our Non-GAAP Measures are useful measures of operating performance, as they eliminate expenses that are not reflective of the underlying business performance, facilitate a comparison of our operating performance on a consistent basis from period-to-period and provide for a more complete understanding of factors and trends affecting our business. Additionally, EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBITDA and Adjusted EBITDA, alongside other GAAP measures such as gross profit, operating income (loss) and net income (loss), to measure evaluate our operating performance and we believe these measures are useful to investors in evaluating our operating performance.

35

Our Non-GAAP Measures are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) or net income (loss) per share as a measure of financial performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. They should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, our Non-GAAP Measures are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as tax payments and debt service requirements and certain other cash costs that may recur in the future. Our Non-GAAP Measures contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In addition, our Non-GAAP Measures exclude certain non-recurring and other charges.

You should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our Non-GAAP Measures. Our presentation of our Non-GAAP Measures should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying primarily on our GAAP results and by using our Non-GAAP Measures as supplemental information. Our Non-GAAP Measures are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

(8)	We define EBITDA as net income before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include sponsor fees, equity-based compensation expense, write-offs of property and equipment, showroom opening and closing costs and certain other charges and gains that we do not believe reflect our underlying business performance. Four-Wall Adjusted EBITDA means, for any period, a particular showroom’s Adjusted EBITDA, excluding any allocations of corporate selling, general and administrative expenses allocated to our showrooms. The following provides a reconciliation of net loss to EBITDA, Adjusted EBITDA, and Four-Wall Adjusted EBITDA for the periods presented:

	Fiscal Year Ended		Twenty-Six Weeks Ended		Fifty-Two Weeks Ended
	January 29, 2017	January 31, 2016	July 30, 2017	July 31, 2016	July 30, 2017
(dollars in thousands)
Net loss	$(6,874)	$(8,994)	$(5,751)	$(6,302)	$(6,323)
Interest expense	566	1,687	229	312	482
Taxes	138	32	8	36	110
Depreciation and amortization	2,180	2,429	758	1,181	1,976
EBITDA	(3,990)	(4,846)	(4,756)	(4,773)	(3,755)
Sponsor fees(a)	400	300	383	258	525
Equity-based compensation expense(b)	26	37	-	-	26
Write-off of property and equipment(c)	77	-	-	-	77
Other non-recurring expenses(d)	[●]	[●]	[●]	[●]	[●]
Adjusted EBITDA	[●]	[●]	[●]	[●]	[●]
Other general and administrative expenses(e)	[●]	[●]	[●]	[●]	[●]
Four-Wall Adjusted EBITDA	[●]	[●]	[●]	[●]	[●]

(a)	Represents management fees charged by our equity sponsors. Following this offering, we will terminate our management agreement and cease to incur these costs moving forward.
(b)	Represents expenses associated with equity incentive units granted to our management.
(c)	Represents the net loss on the disposal of fixed assets.
(d)	Represents items management believes are not indicative of ongoing operating performance. These expenses are primarily composed of legal and professional fees associated with non-recurring events, including showroom pre-opening and closing costs. The fiscal year 2016 costs included fees associated with modifications made to its line of credit. The fiscal year 2017 costs include legal and professional services incurred in connection with the Company’s fundraising initiatives.
(e)	Represents general and administrative expenses that are corporate and regional expenses and not incurred by our showrooms, and which are primarily comprised of expenses related to (i) wages and benefits of corporate and regional employees, (ii) non-showroom rent, utilities and maintenance, (iii) corporate and regional marketing and advertising and (iv) corporate professional fees.

(9)	Adjusted EBITDA margin means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period. Four-Wall Adjusted EBITDA margin means, for any period, the Four-Wall Adjusted EBITDA for that period divided by the net sales for that period.
(10)	Average Unit Volume is calculated by dividing total showroom sales by the number of showrooms open during the period. For showrooms that are not open for the entire period, fractional adjustments are made to the number of showrooms used in the denominator such that it corresponds to the period of associated sales.
(11)	Working capital is defined as current assets, less current liabilities.

36

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Historical Consolidated Financial and Other Data.” The following discussion contains forward-looking statements that reflect our plans, estimates and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

We operate on a 52- or 53-week fiscal year that ends on the Sunday closest to January 31st. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks, the fourth quarter represents a 14-week period. Fiscal year 2016 and fiscal year 2017 ended on January 31, 2016 and January 29, 2017, respectively, and were each comprised of 52 weeks.

Overview

We are a technology driven omni-channel company that designs, manufactures and sells unique, high quality furniture comprised of patented modular couches called Sactionals and proprietary, premium foam beanbag chairs called Sacs.  We market and sell our products through modern and efficient showrooms and, increasingly, through online sales. We position our retail locations as showrooms for our brand, while our website acts as a virtual extension of our showrooms. We believe that our ecommerce centric approach, coupled with our ability to deliver our large upholstered products through nationwide express couriers, are unique to the furniture industry. Our technology driven business is fully integrated across our multiple channels of distribution, consisting of our showrooms, including shop in shops, and our website.

We market and sell our products through more than 60 showrooms at top tier malls and lifestyle centers. Our modern, efficient showrooms are designed to appeal to millennials and other purchasers looking for comfortable, enduring, premium furniture. They showcase the different sizes of our Sacs, the myriad forms into which our Sactionals can be configured, and the large variety of fabrics that can be used to cover our products.

We have begun to reposition Lovesac from being a “word of mouth” discovery business to a leading home furnishings brand proactively marketed by us. Starting in 2016, we significantly accelerated the transformation of our brand through the following initiatives:

Omni-Channel Approach

Our omni-channel approach leverages multiple channels to engage with and reach our customer base. We cost-effectively drive traffic to our ecommerce channel, in an effort to increase web-based sales and improved operating margins. Our showrooms and other direct marketing efforts work in concert to drive customer conversion in ecommerce. Our shop in shops also provide a low cost alternative to drive brand awareness and in-store and ecommerce sales. We believe this omni-channel approach enables us to strategically deploy our resources to maximize return on invested capital. We have embarked upon a program to update and remodel many of our showrooms which will be the standard for future showrooms. The new concept, introduced in 2016, utilizes technology in more experiential ways to increase traffic and sales.

Unique Distribution Capability

Due to the unique modularity of our Sactionals products and the shrinkability of our Sacs, we are able to distribute our products efficiently through nationwide express couriers. We believe these factors allow us to efficiently utilize warehouse space and international shipping routes. We believe our Sactionals are the only product in its category that enjoys these logistical advantages.

Increase Marketing and Advertising

Prior to 2017, we invested minimally in marketing and advertising. Since then we have begun to invest more heavily in brand building and direct marketing efforts, including direct mail, 30-second television commercials in select markets, and social media. We plan to continue to build awareness via increased digital and social media, including digital videos and direct response television.

Seasoned and Committed Management Team

As a complement to our founder and Chief Executive Officer, Shawn Nelson, we recently strengthened our management team by adding a new President and Chief Marketing Officer, Jack Krause, a new Chief Financial Officer, Donna Dellomo, and a new Chief Technology Officer, David Jensen, as well other senior leaders in digital marketing, merchandising, finance, and merchandise inventory planning, all of whom bring extensive experience in their respective fields.

37

Growth Strategy

We intend to increase the number of showrooms we operate, renovate existing showrooms, and increase our investments in brand building and direct marketing efforts. We will seek to increase sales and improve operating margins through our omni-channel distribution approach and premium prices.

Factors Affecting Our Operating Results

While our growth strategy has contributed to our improving operating results, it also presents significant risks and challenges. These strategic initiatives will require substantial expenditures. The timing and magnitude of new showroom openings, existing showroom renovations, and marketing activities may affect our results of operations in future periods.

Other factors that could affect our results of operations in future periods include:

Overall Economic Trends.

The industry in which we operate is cyclical. In addition, our revenues are affected by general economic conditions. Purchases of our products are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions, consumer disposable income, housing market conditions, consumer debt, interest rates and consumer confidence.

Seasonality.

Our business is seasonal. As a result, our revenues fluctuate from quarter to quarter, which often affects the comparability of our results between periods. Net sales are historically higher in the fourth fiscal quarter due primarily to the impact of the holiday selling season.

Competition.

The retail industry is highly competitive and retailers compete based on a variety of factors, including design, quality, price and customer service. Levels of competition and the ability of our competitors to attract customers through competitive pricing or other factors may impact our results of operations.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of financial and operating measures, including the following:

Net sales.

Net sales reflect our sale of merchandise plus shipping and handling revenue collected from our customers, less returns and discounts. Sales made at Company operated showrooms, including shop in shops, are recognized at the point of sale when payment is tendered and ownership is transferred to the customer, which may occur subsequent to the sale. Sales of merchandise via the internet are recognized upon receipt and verification of payment and shipment of the merchandise to the customer. We expect web-based sales to increase as a percentage of total sales.

Comparable Showroom Sales.

Comparable showroom sales are calculated based on showrooms that were open at least fifty-two weeks as of the end of the reporting period. A showroom is not considered a part of the comparable showroom sales base if the square footage of the showroom changed or if the showroom was relocated. If a showroom was closed for any period of time during the measurement period, that showroom is excluded from comparable showroom sales. Comparable showroom sales allow us to evaluate how our showroom base is performing by measuring the change in period-over-period net sales in showrooms that have been open for twelve months or more. While we review comparable showroom sales as one measure of our performance, this measure is less relevant to us than it may be to other retailers due to our fully integrated, omni-channel, go-to-market strategy. As a result, measures that analyze a single channel are less indicative of the performance of our business than they might be for other companies that operate their distribution channels as separate businesses. Further, certain of our competitors and other retailers calculate comparable showroom sales (or similar measures) differently than we do. As a result, the reporting of our comparable showroom sales may not be comparable to sales data made available by other companies.

38

Retail Sales Per Selling Square Foot.

Retail sales per selling square foot is calculated by dividing total net sales for all showrooms, comparable and non-comparable, by the average selling square footage for the period. Selling square footage is retail space at our showrooms used to sell our products. Selling square footage excludes backrooms at showrooms used for storage, office space or similar matters.

Cost of merchandise sold.

Cost of merchandise sold includes the direct cost of sold merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost or market reserves; inbound freight; all freight costs to ship merchandise to our showrooms; design, buying and allocation costs; and all logistics costs associated with shipping product to our customers. Certain of our competitors and other retailers may report gross profit differently than we do, by excluding from gross profit some or all of the costs related to their distribution network and instead including them in selling, general and administrative expenses. As a result, the reporting of our gross profit and profit margin may not be comparable to other companies.

The primary drivers of our cost of merchandise sold are raw materials costs, labor costs in the countries where we source our merchandise, and logistics costs. We expect gross profit to increase to the extent that we successfully grow our net sales and continue to realize scale economics with our manufacturing partners. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and use product markdowns to efficiently sell these products. The timing and level of markdowns are driven primarily by customer acceptance of our merchandise.

In addition, we offer financing for our products through a leading third party consumer financing company. Although we do not assume credit risk on these purchases, we do pay fees to these third party lenders, resulting in lower margins on these sales than non-financed sales.

Gross Profit.

Gross profit is equal to our net sales less cost of merchandise sold. Gross profit as a percentage of our net sales is referred to as gross margin.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses include all operating costs not included in cost of merchandise sold. These expenses include all payroll and payroll-related expenses; showroom expenses, including occupancy costs related to showroom operations, such as rent and common area maintenance; occupancy and expenses related to many of our operations at our headquarters, including utilities; and marketing expense, which primarily include digital, social, and traditional marketing initiatives. Selling, general and administrative expenses as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters because a significant portion of the costs are relatively fixed.

Our recent revenue growth has been accompanied by increased selling, general and administrative expenses. The most significant components of these increases are marketing and payroll costs. We expect these expenses, as well as rent expense associated with the opening of new showrooms, to increase as we grow our business.

In connection with our initial public offering, we will incur additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, other rules implemented by the SEC and applicable stock exchange rules. We expect these rules and regulations to substantially increase our legal and financial compliance costs, make certain financial reporting and other activities more time-consuming and costly, and require our management and other personnel to devote substantial time to these requirements. In this regard, we may hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Basis of Presentation and Results of Operations

The following discussion contains references to fiscal years 2017 and 2016, which represent our fiscal years ended January 29, 2017 and January 31, 2016, respectively. Our fiscal year ends on the Sunday closest to January 31. Fiscal years 2016 and 2017 were 52-week periods. The first twenty-six weeks of fiscal 2017 and fiscal 2018 were 26-week periods.

39

The following table sets forth, for the periods presented, our consolidated statement of operations data as a percentage of total revenues:

	Fiscal Year Ended		Twenty-six Weeks Ended
	January 29,	January 31,	July 30,	July 31,
	2017	2016	2017	2016

Statement of Operations Data:
Net sales	100%	100%	100%	100%
Cost of merchandise sold	45%	45%	46%	48%
Gross margin	55%	55%	54%	52%
Selling, general and administrative expenses	63%	64%	68%	72%

Loss from operations	(8%)	(9%)	(14%)	(20%)
Interest expense	1%	2%	1%	1%
Other expense	-	1%	-	-

Loss before income taxes	(9%)	(12%)	(15%)	(21%)
Income tax expense (benefit)	0%	0%	0%	0%

Net loss	(9%)	(12%)	(15%)	(21%)

First Twenty-Six Weeks of Fiscal 2018 Compared to First Twenty-Six Weeks of Fiscal 2017

Net sales

Net sales increased $7.9 million, or 25.7%, to $38.4 million in the first twenty-six weeks of fiscal 2018 compared to $30.5 million in the first twenty-six weeks of fiscal 2017. We had 65 and 59 showrooms open as of July 30, 2017, and July 31, 2016, respectively. Of the six additional showrooms one was opened in the second half of fiscal 2017 and the remaining five were opened in the first twenty-six weeks of 2018. Showrooms sales increased $4.6 million, or 18.1%, to $30.2 million in the first twenty-six weeks of fiscal 2018 compared to $25.6 million in the first twenty-six weeks of fiscal 2017. This increase was due in large part to our comparable showroom sales increase of 11% in the first twenty-six weeks of fiscal 2018 compared to the first twenty-six weeks of fiscal 2017. Retail sales per selling square foot increased $103, or 11.2%, to $1,030 in the first twenty-six weeks of fiscal 2018 compared to $927 in the first twenty-six weeks fiscal 2017. Internet sales (sales made directly to customers through our ecommerce channel) increased $2.3 million, or 55.5%, to $6.3 million in the first twenty-six weeks of fiscal 2018 compared to $4.1 million in the first twenty-six weeks of fiscal 2017. We believe that the increase in both showroom and Internet sales was due primarily to our customers’ favorable reaction to our Sactionals products, the redesign of our showrooms and our increased marketing initiatives. Other sales, which include shop in shop sales, increased $1 million, or 110.4%, to $1.9 million in the first twenty-six weeks of fiscal 2018 compared to $0.9 million for the first twenty-six weeks of 2017. This increase was due in large part to our expansion of the use of shop in shops.

Gross profit

Gross profit increased $4.8 million, or 30.2%, to $20.6 million in the first twenty-six weeks of fiscal 2018 from $15.8 million in the first twenty-six weeks of fiscal 2017. Gross margin increased to 53.7% of net sales in the first twenty-six weeks of fiscal 2018 from 51.9% of net sales in the first twenty-six weeks of fiscal 2017. The improvement in gross margin percentage of 1.8% was driven primarily by reduced costs of our Sactionals and Sacs products. This margin improvement was partially offset by higher freight costs as a percentage of net sales due to increased selling activities through our ecommerce channel.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $4.3 million, or 20.0%, to $26.1 million for the first twenty-six weeks of fiscal 2018 compared to $21.8 million for the first twenty-six weeks of fiscal 2017. The increase in selling, general and administrative expenses was primarily related to an increase in employment costs of $0.9 million, $1.5 million of increased marketing costs, $0.4 million of increased rent associated with our expansion of 6 showrooms, and $1.5 million of expenses related to costs of preparing for our potential initial public offering.

Selling, general and administrative expenses were 68% of net sales in the first twenty-six weeks of fiscal 2018 compared to 71.0% of net sales in the first twenty-six weeks of fiscal 2017. The improvement in selling, general and administrative expenses of 3.0% of net sales was driven largely by increased net sales during the first twenty-six weeks of fiscal 2018 compared to the prior period.

40

Interest expense

Interest expense decreased $0.1 million to $0.2 million in the first twenty-six weeks of fiscal 2018 compared to $0.3 million in the first twenty-six weeks of fiscal 2017. This decrease resulted primarily from our fiscal 2018 financings, which was to pay down borrowings under our revolving credit facility. Through July 30, 2017, we raised $13.9 million in the form of Series A ($3.9 million), and Series A-1 ($10.0 million), which are convertible into our common stock on or after the successful completion of this offering at 70% of the price per share offered to investors in this offering. The Series A securities are also accompanied by $3.5 million worth of warrants with an exercise price equal to the price per share of this offering; the Series A-1 securities are accompanied by $7.0 million worth of warrants with an exercise price equal to the price per share of this offering.

Income tax expense

Income tax expense was not material for the first twenty-six weeks of fiscal 2018 nor for the first twenty-six weeks of fiscal 2017, as a result of our net loss position.

Fiscal 2017 Compared to Fiscal 2016

Net sales

Net sales increased $2.2 million, or 3.0%, to $76.3 million in fiscal 2017 compared to $74.1 million in fiscal 2016. We had 60 and 59 showrooms open at January 29, 2017 and January 31, 2016, respectively. Showrooms sales increased $3.2 million, or 5.0%, to $62.3 million in fiscal 2017 compared to $59.1 million in fiscal 2016. This increase was due in large part to our comparable showroom sales increase of 4.0% in fiscal 2017 compared to fiscal 2016. Retail sales per selling square foot increased $27, or 2.54%, to $1,092 in fiscal 2017 compared to $1,065 in fiscal 2016. Internet sales increased $1.7 million, or 15.7%, to $12.3 million in fiscal 2017 compared to $10.6 million in fiscal 2016. We believe that this increase was due primarily to our customers’ favorable reaction to our Sactionals products platform, as well as increased marketing efforts and the greater sophistication of those efforts. Other sales, which include shop in shop sales, decreased $2.7 million, or 60.0%, to $1.8 million in fiscal 2017 compared to $4.5 million for fiscal 2016. This decrease was due in large part to the discontinuation of a sales channel that the Company viewed as cannibalizing Internet sales.

Gross profit

Gross profit increased $1.2 million, or 3.0%, to $41.7 million in fiscal 2017 from $40.5 million in fiscal 2016. The increase in gross profit was primarily the result of increased net sales and improved freight costs.

Gross margin stayed the same at 54.6% of net sales in fiscal 2017 and fiscal 2016. The lack of change was driven primarily by increased product costs for our Sactionals products, partially offset by lower freight costs and improved Sacs costs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $0.8 million, or 2.0%, to $48.0 million for fiscal 2017 compared to $47.2 million for fiscal 2016. The increase in selling, general and administrative expenses was primarily related to decreased labor costs offset by higher computer expenses and higher rent due to a larger number of showrooms open. Labor costs excluding the increase in severance fees of $1.1 million, decreased $2.1 million for fiscal 2017 compared to fiscal 2016 due to our improved in-showroom labor model.

Selling, general and administrative expenses were 62.8% of net sales in fiscal 2017 compared to 63.6% of net sales in fiscal 2016. The improvement in selling, general and administrative expenses was driven largely by increased net sales.

Interest expense

Interest expense decreased $1.1 million to $0.6 million in fiscal 2017 compared to $1.7 million in fiscal 2016. This decrease resulted primarily from our fiscal 2017 financing which resulted in lower borrowings under our revolving line of credit.

41

Other expense

Other expense decreased $0.6 million to zero in fiscal 2017 compared to $0.6 million in fiscal 2016. This decrease resulted primarily from a one-time loss on debt extinguishment that occurred in fiscal 2016.

Income tax expense

Income tax expense was not material for fiscal 2017 or fiscal 2016.

Quarterly Results and Seasonality

The following table sets forth our historical quarterly consolidated statements of income for each of the last eight fiscal quarters through the fiscal quarter ended July 30, 2017. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus and includes all adjustments, consisting of only normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The unaudited quarterly data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Our business is seasonal and we have historically realized a higher portion of our net sales and net income in the fourth fiscal quarter due primarily to the holiday selling season. Working capital requirements are typically higher in the third fiscal quarter due to inventory built-up in advance of the holiday selling season. During these peak periods we have historically increased our borrowings under our line of credit. As such, results of a period shorter than a full year may not be indicative of results expected for the entire year, and the seasonal nature of our business may affect comparisons between periods.

Liquidity and Capital Resources

General

Our business relies on cash flows from operations, our revolving line of credit and securities issuances as our primary sources of liquidity. Our primary cash needs are for inventory, payroll, showroom rent, capital expenditures associated with opening new showrooms and updating existing showrooms, as well as infrastructure and information technology. The most significant components of our working capital are cash and cash equivalents, inventory, accounts receivable, accounts payable and other current liabilities. Our borrowings generally increase in our third fiscal quarter as we prepare for the holiday selling season which is in our fourth fiscal quarter. We believe that cash expected to be generated from operations, and the availability of borrowings under our revolving line of credit or other financing arrangements, together with the amounts raised through the sale of equity subsequent to July 30, 2017 of $6.2 million, will be sufficient to meet working capital requirements, anticipated capital expenditures and payments due under our existing revolving line of credit for at least the next 12 months.

Cash Flow Analysis

A summary of operating, investing, and financing activities during the periods indicated are shown in the following table:

			(unaudited)
	Fiscal Year Ended		Twenty-six Weeks Ended
	January 29,	January 31,	July 30,	July 31,
	2017	2016	2017	2016

Used in operating activities	$(6,400)	$(8,872)	$(8,782)	$(6,294)
Used in investing activities	(4,062)	(1,155)	(3,090)	(1,439)
Provided by financing activities	11,132	9,872	11,767	8,407
(Decrease) increase in cash and cash equivalents	670	(155)	(105)	674
Cash and cash equivalents at end of period	879	209	774	883

42

Net Cash (Used in) Provided By Operating Activities

Cash from operating activities consists primarily of net income adjusted for certain non-cash items, including depreciation, impairment of property and equipment, stock-based compensation, non-cash interest expense and the effect of changes in working capital and other activities.

For the first twenty-six weeks of fiscal 2018, net cash used by operating activities was $8.8 million and consisted of a decrease in working capital and other activities of $3.9 million, a net loss of $5.8 million, and non-cash items of $0.9 million. Working capital and other activities consisted primarily of increases in inventory of $3.5 million, prepaid expenses of $1.1 million and accounts receivable of $0.8 million, partially offset by increases in accrued liabilities and accounts payable of $1.3 million, and other current liabilities of $0.1 million.

For the first twenty-six weeks of fiscal 2017, net cash used by operating activities was $6.3 million and consisted of a decrease in working capital and other activities of $1.3 million, a net loss of $6.3 million, and non-cash items of $1.3 million. Working capital and other activities consisted primarily of increases in inventory of $0.7 million, prepaid expenses of $0.8 million and a decrease in accounts receivable of $0.5 million, partially offset by increases in accrued liabilities and accounts payable of $0.2 million, and other current liabilities of $0.1 million.

In fiscal 2017, net cash used by operating activities was $6.4 million and consisted of a decrease in working capital and other activities of $2.0 million, a net loss of $6.9 million, and non-cash items of $2.5 million. Working capital and other activities consisted primarily of increases in inventory of $1.0 million, and decreased prepaid expenses of $0.7 million and accounts receivable of $0.2 million, partially offset by decreases in accrued liabilities and accounts payable of $1.5 million, and other current liabilities of $0.3 million.

For fiscal 2016, net cash used by operating activities was $8.9 million and consisted of a decrease in working capital and other activities of $3.7 million, a net loss of $9.0 million, and non-cash items of $3.8 million. Working capital and other activities consisted primarily of increases in inventory of $1.9 million, prepaid expenses of $1.9 million and accounts receivable of $0.4 million, partially offset by an increase in accrued liabilities and accounts payable of $0.3 million, and other current liabilities of $0.3 million.

Net Cash Used In Investing Activities

Investing activities consist primarily of investment in supply chain and systems infrastructure and capital expenditures related to new showroom openings and the remodeling of existing showrooms.

For the first twenty-six weeks of fiscal 2018, capital expenditures were $3.0 million as a result of investments in new and remolded showrooms.

For the first twenty-six weeks of fiscal 2017, capital expenditures were $1.4 million as a result of investments in new and remodeled showrooms of approximately $1.2 million and investment in supply chain and systems infrastructure of approximately $200,000.

For fiscal 2017, capital expenditures were $3.8 million as a result of investments in new showrooms and remodeled showrooms of approximately $3.0 million, and investment in supply chain and systems infrastructure of approximately $800,000.

For fiscal 2016, capital expenditures were $1.0 million as a result of investments in new showrooms and remodeled showrooms of approximately $700,000, and investment in supply chain and systems infrastructure of approximately $300,000.

Net Cash Provided By (Used In) Financing Activities

Financing activities consist primarily of borrowings and repayments related to the existing revolving line of credit, capital contributions from securities issuances.

For the first twenty-six weeks of fiscal 2018, net cash provided by financing activities was $11.8 million, primarily due to an investment in our Series A, Series A-1 and Series A-2 preferred stock, which, upon an initial public offering, will convert into shares of our common stock at 70% of the price per share at which we sell common stock in the initial public offering. To the extent not previously converted, the preferred shares will automatically convert into shares of common stock of the Company on the first anniversary date of the closing of the initial public offering at the conversion price described above. The above change is net of principal payments on debt of $1.0 million.

43

For the first twenty-six weeks of fiscal 2017, net cash provided by financing activities was $8.4 million primarily due to investments in preferred stock of $8.3 million, as well as borrowings from our facility note payable net of principal payments on debt on our revolving line of credit and other debt.

For fiscal 2017, net cash provided by financing activities was $11.1 million primarily due to sale of equity for cash in the amount of $11.3 million, as well as borrowings from our revolving line of credit, net of amounts paid on our revolving line of credit and for deferred financing fees.

For fiscal 2016, net cash provided by financing activities was $9.9 million primarily due to sale of equity for cash in the amount of $15.8 million, net of payments to a previous stockholder for equity of $2.0 million, and payments on both our on long term borrowings and the line of credit of approximately $3.9 million.

Revolving Line of Credit

On May 14, 2013, the Company entered into a loan and security agreement with Siena Funding LLC, subsequently amended, which provides for a revolving line of credit for up to $7.0 million. The maturity date of the line of credit is May 14, 2018. Under the terms of the credit agreement, we may increase the amount of the line of credit by up to an additional $2.0 million provided that, among other things, no default under the line of credit then exists or would result from such increase and sufficient borrowing base collateral is available to support increased loan amounts.

The availability of credit at any given time under the line of credit is limited by reference to a borrowing base formula based upon numerous factors, including the value of eligible inventory, accounts receivable, and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the line of credit could be less than the stated amount of the line of credit (as reduced by the actual borrowings and outstanding letters of credit under the line of credit). The line of credit is secured by substantially all of the Company’s assets, including accounts receivable, inventory, intangible assets, property, equipment, goods and fixtures.

Borrowings under the line of credit accrue interest at the base rate, which is defined as the greatest of (i) Prime Rate published by The Wall Street Journal, (ii) Federal Funds Rate plus 0.5% or (iii) 3.25%, plus 3% (7.25% at July 30, 2017 and 6.75% January 29, 2017). As of July 30, 2017, $2.26 million was outstanding under the line of credit. As of July 30, 2017, the Company’s excess borrowing availability under the line of credit was $2.32 million.

The loan and security agreement contains various restrictive covenants, including, among others, limitations on the ability to incur liens, make loans or other investments, incur additional debt, merge or consolidate with or into another person, sell assets, pay dividends or make other distributions, or enter into transactions with affiliates. The loan and security agreement does not contain any significant financial maintenance covenants. The Company is currently in compliance with all covenants contained in the loan and security agreement.

Contractual Obligations

We enter into long term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancelable operating leases. As of January 29, 2017, our contractual cash obligations over the next several periods were as follows:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 Years
Revolving line of credit	$3,098,777	$3,098,777	$-	$-	$-
Employment agreements	1,886,500	1,886,500	-	-	-
Operating leases	34,130,329	5,752,642	9,675,034	7,643,306	11,059,347
Letters of credit	-	-	-	-	-
Purchase obligations	-	-	-	-	-

Total	$39,115,606	$10,737,919	$9,675,034	$7,643,306	$11,059,347

44

Off Balance Sheet Arrangements

We have no material off balance sheet arrangements as of July 30, 2017, except for operating leases entered into in the ordinary course of business.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates, and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated financial statements have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note 1 – Operations and Significant Accounting Policies to the Company’s audited consolidated financial statements.

Revenue Recognition

Company revenues consist of sales made to consumers at Company operated showrooms, and via the internet and also sales made businesses to business. Sales made at Company operated showrooms are recognized at the point of sale when payment is tendered and ownership is transferred to the customer. Sales of merchandise via the internet are recognized upon receipt and verification of payment and shipment of the merchandise to the customer. Ownership and risk of loss transfer to the customer upon shipment. Sales made to businesses are recognized at the point of shipment when ownership and the risk of loss transfer to the customer. Customer deposits are recorded for sales made for which ownership has not transferred as a result of payment received for goods upon order but not yet shipped at the end of any fiscal accounting period. These deposits are carried on our balance sheet until delivery is fulfilled which is typically within 4-5 days of order being processed.

Reductions for estimated returns, allowances and discounts are not material for either period presented therefore no reserves are currently being recorded.

Revenue is recognized net of sales tax collected.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, which includes leasehold improvements. Long-lived assets are reviewed for potential impairment at such time that events or changes in circumstances indicate that the carrying amount of an asset might not be recovered. The Company evaluates long-lived assets for impairment at the individual showroom level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual showroom’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amounts of the assets, an impairment loss calculation is prepared. An impairment loss is measured based upon the excess of the carrying value of the asset over its estimated fair value which is generally based on an estimated future discounted cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. There were no impairments of long-lived assets during fiscal 2017 or 2016.

Advertising and Catalog Costs

The Company capitalizes direct response advertising costs, which consist primarily of catalog production and mailing costs, and recognizes expense over the related revenue stream if the following conditions are met (1) the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising, and (2) the direct-response advertising results in probable and estimable future benefits.

45

For the year ended January 29, 2017 the Company capitalized deferred catalog costs of approximately $62,500. The net balance remaining at January 29, 2017, after amortization was $23,417. Direct response advertising costs, which are included in prepaid expenses and other current assets, are amortized commencing with the date the catalogs are mailed to existing customers. The entire outstanding balance is expected to be amortized in fiscal 2018.

For the year ended January 31, 2016 the Company capitalized deferred catalog costs of approximately $250,000. There was no amortization related to these costs in 2016. Direct response advertising costs, which are included in prepaid expenses and other current assets, are amortized commencing with the date the catalogs are mailed to existing customers. The entire outstanding balance was amortized in fiscal 2017.

Advertising costs not associated with direct response advertising are expensed as incurred. Advertising expenses which are included in selling, general and administrative expenses were $2,239,966 in fiscal 2017 and $2,933,678 in fiscal 2016.

Merchandise Inventories

Merchandise inventories are comprised of finished goods and are carried at the lower of cost (or market, with cost determined on a weighted-average cost method (first-in, first-out method) and market determined based on the estimated net realizable value. Merchandise inventories consist primarily of foam filled furniture, sectional couches and related accessories. The Company adjusts its inventory for obsolescence based on historical trends, aging reports, specific identification and its estimates of future retail sales prices.

New Accounting Pronouncements

Except as described below, the Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements. The Company, as an emerging growth company, has elected to use the extended transition period for complying with new or revised financial accounting standards.

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-14, which defers the effective date of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) by one year. ASU 2015-14 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. As a result, ASU 2015-14 is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, which for us is fiscal 2020. Earlier application is permitted. The Company is in the process of determining how this update will impact the Company’s consolidated financial statements and the notes thereto going forward.

In May 2014, FASB issued ASU No. 2016-08 “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).” ASU No. 2016-08 amends the principal versus agent guidance in the new revenue standard. ASU No. 2016-08 retains the guidance that the principal in an arrangement controls a good or service before it is transferred to a customer. ASU No. 2016-08 clarifies how an entity should identify the unit of accounting for principal versus agent evaluation and how it should apply the control principle to certain types of arrangements, such as service transactions. ASU No. 2016-08 also reframes the indicators to focus on evidence that an entity is acting as a principal rather than an agent, revise examples in the new standard and add new examples. The Company has not yet determined the effect of the adoption of ASU No. 2016-08 on the Company’s consolidated financial position and results of operations.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842) amending lease guidance to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. Management is currently evaluating the impact ASU No. 2016-02 will have on these consolidated financial statements.

In March 2016, FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the simplified areas apply only to nonpublic entities. ASU 2016-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted in any interim or annual period. If an entity early adopts ASU 2016-09 in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Methods of adoption vary according to each of the amendment provisions. Management is currently evaluating the impact ASU No. 2016-09 will have on these consolidated financial statements.

46

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows: Clarification of Certain Cash Receipts and Cash Payments, which eliminates the diversity in practice related to classification of certain cash receipts and payments in the statement of cash flows, by adding or clarifying guidance on eight specific cash flow issues. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company has not yet determined the effect of the adoption of ASU 2016-15 on the Company’s consolidated financial position and results of operations.

In July 2017, FASB issued ASU 2017-11, ”Earnings Per Share (Topic 260) Distinguishing Liabilities from Equity (Topic 480) Derivatives and Hedging (Topic 815),” which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of ASU 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The Company early adopted ASU 2017-11 and applied its provisions which allowed the Company to account for the warrants issued along with the preferred raise in fiscal 2018 as equity versus a liability. See Note 8 to our condensed consolidated financial statements.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk under our revolving line of credit. All amounts outstanding under the revolving credit line accrue interest at the base rate, which is defined as the greatest of (i) Prime Rate published by The Wall Street Journal, (ii) Federal Funds Rate plus 0.5% or (iii) 3.25%, plus 3% (7.25% at July 30, 2017 and 6.75% January 29, 2017. If the Federal Funds Rates increases our payments under the revolving credit line will increase. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you that our business will not be affected in the future by inflation.

Internal Control Over Financial Reporting

The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis.

We have not begun testing or documenting our internal control procedures in order to comply with the requirements of Section 404 of SOX. Section 404(a) requires annual management assessments of the effectiveness of our internal control over financial reporting and Section 404(b) requires a report by our independent auditors addressing these assessments. We must comply with Section 404(a) immediately and we must comply with Section 404(b) no later than the time we file our annual report for fiscal 2023 with the SEC. As part of this process, we may identify specific internal controls as being deficient. We anticipate retaining additional personnel to assist us in complying with our Section 404 obligations. We are currently evaluating whether such personnel will be retained as consultants or as our employees.

47

Business

Company Overview

We are a technology driven omni-channel company that designs, manufactures and sells unique, high quality furniture comprised of patented modular couches called Sactionals and proprietary, premium foam beanbag chairs called Sacs. We market and sell our products through modern and efficient showrooms and, increasingly, through online sales. We believe that our ecommerce centric approach, coupled with our ability to deliver our large upholstered products through nationwide express couriers, is unique to the furniture industry.

The name “Lovesac” was derived from our original innovative product, a premium foam beanbag chair, the Sac. The Sac was developed in 1995 and provided the foundation for the company. Sales of this product have been increasing, representing $9.5 million for the first six months of fiscal 2018, as compared to $6.1 million for the same period of fiscal 2017. We believe that the large size, comfortable foam filling and irreverent branding of our Sacs products have been instrumental in growing a loyal customer base and our positive, fun image.

Our patent protected Sactionals product line currently represents a majority of our sales. Sactionals are a couch system that consists of two components, seats and sides, which can be arranged, rearranged and expanded into thousands of configurations easily and without tools. Our Sactionals represented 72.9% of our sales for the first six months of fiscal 2018 (or $28.0 million) as compared to 73.8% of sales for the comparable period in fiscal 2017 (or $22.5 million). We believe that these high quality premium priced products enhance our brand image and customer loyalty and expect them to continue to garner a significant share of our sales.

Sacs and Sactionals come in a wide variety of colors and fabrics that allow consumers to customize their purchases in numerous configurations and styles. We provide lifetime warranties on our Sactionals frames and the proprietary foam used in both product lines, and 3 year warranties on our covers. Our Designed for Life trademark reflects our dynamic product line that is built to last and evolve throughout a customer’s life. Customers can continually update their Sacs and Sactionals with new covers, additions and configurations to accommodate the changes in their family and housing situations.

We believe that our products complement one another and have generated a loyal customer base, evidenced by our recent estimate that up to 37% of our sales transactions are to repeat customers. We believe the strength of our brand is reflected in the number of customers who routinely share their purchases of Lovesac products with their friends through social media, often displaying our logos or company name in their posts. Our customers include celebrities and other influencers who support our brand through postings made on an uncompensated and unsolicited basis. As of October 1, 2017, we had 519,000 followers on Facebook and 123,000 followers on Instagram, representing increases of 764% and 215%, respectively, from the same date in the prior year.

We market and sell our products through more than 60 showrooms at top tier malls and lifestyle centers in 29 states in the U.S. Our modern, efficient showrooms are designed to appeal to millennials and other purchasers looking for comfortable, enduring, premium furniture. They showcase the different sizes of our Sacs, the myriad forms into which our Sactionals can be configured, and the large variety of fabrics that can be used to cover our products. According to Furniture Today, our showrooms generated the highest sales per square foot in the industry in 2016, reflecting our efficient, small-footprint showroom model.

As part of our direct to consumer sales approach, we also sell our products through our fast growing ecommerce platform. We believe our products are uniquely suited to this channel. Our foam based Sacs can be reduced to one-eighth of their normal size and each of our Sactionals components weighs less than 40 pounds upon shipping. With furniture especially suited to ecommerce applications, our sales completed through this channel accounted for 16.4% of our total sales in the first half of fiscal 2018, up from 13.2% for the same period of fiscal 2017. Our showrooms and other direct marketing efforts work in concert to drive customer conversion in ecommerce.

48

Product Overview

We challenge the notion that a piece of furniture is static by offering a dynamic product line built to last and evolve throughout a customer’s life. Our products serve as a set of building blocks that can be rearranged, restyled and re-upholstered with any new setting, mitigating constant changes in fashion and style. Traditional couches, chairs and sectionals are sold as static products, purchased and used for a current and specific need in the home. As a result, we believe the industry is beholden to the uncertainties of fashion, seasonality, and style, including the accompanying inventory risk.

●	Sactionals. We believe our patent protected Sactionals platform is unlike competing products in its adaptability, yet is comparable aesthetically to similarly priced premium couches and sectionals. Utilizing only two, standardized pieces, “seats” and “sides,” and over 300 high quality, tight-fitting covers that are removable, washable, and changeable, making our Sactionals fully customizable at initial purchase and throughout their product lifecycle providing consumers with thousands of style and layout options with minimal effort. Customization is further enhanced with our specialty-shaped modular offerings, such as our wedge seat and roll arm side. Our custom features and accessories can be added easily and quickly to a Sactional to meet endless design, style and utility preferences, reflecting our Designed for Life philosophy.

Sactionals Patented Modular System

49

Recent Sactional Platform Innovations

Wedge	Roll Arm Side

●	Sacs. Our original innovative product, the Sac, is one of the most comfortable premium beanbag chairs. The Sac product line offers 6 different sizes ranging from 22 pounds to 95 pounds with capacity to seat 3+ people on the larger model Sacs. Filled with Durafoam, a proprietary blend of shredded foam, Sacs provide serene comfort and durability, guaranteed never to go flat, no matter the amount of use. Its removable cover is machine washable, and may be easily replaced by purchasing one of our 300+ cover offerings. The Sac also shrinks to an eighth of its original volume and fits inside a duffle bag.

50

●	Accessories. Our accessories complement our proprietary Sacs and Sactionals by increasing their adaptability to meet evolving consumer demands and preferences. Our current product line offers Sactional-specific drink holders, footsac blankets, decorative pillows, fitted seat tables and ottomans in varying styles and finishes, providing our customers with the flexibility to customize their furnishings with decorative and practical add-ons to meet evolving style preferences. We are in the process of developing additional accessories for the tech-savvy consumer.

Sales Channels

We offers our products through an omni-channel platform that provides a seamless and meaningful experience to our customers online and in-store. Compared to traditional retailers, our showrooms require significantly less square footage because of our need to have only a few in-store sample configurations for display and our ability to stack our inventory for immediate sale. We want our retail showrooms to be technology driven and focused on educating prospective customers about the many benefits of our unique products, enabling us to require just 535 to 1205 square feet for each showroom. The small footprint requirement provides a cost advantage and flexibility in locating our showrooms strategically in A-rated malls and street locations in our target markets. These logistical advantages underlie our broader tech-driven, internet-based business model, where we leverage our showrooms as both a traditional retail channel to purchase our products and an educational center for prospective online customers to learn about and interact with our products in real time.

We currently operate more than 60 showrooms in 29 states in the U.S., with above average productivity compared to the general home furnishings industry and mall-based retailers, as measured by Furniture Today. We outpaced many of our competitors in showroom productivity, averaging sales of $1,092 per square foot or 4.7x the median, in fiscal 2017. Our new showroom concept has also demonstrated significant performance improvements.

Through our fast growing mobile and ecommerce channel, we are able to significantly enhance the consumer shopping experience for home furnishings, driving deeper brand engagement and loyalty, while simultaneously driving favorable margin expansion. Our technology capabilities are robust, and we are well positioned to benefit from the growing consumer preference to transact via mobile devices. We leverage our strong social media presence and showroom footprint to drive traffic toward our ecommerce platform, where product testimonials and inspirational stories from our Lovesac community create a more engaging consumer experience for our customers. Additionally, our products’ compact packaging facilitates consistent production scheduling, outsourcing of delivery and lower shipping costs, demonstrating our logistical ability to quickly and cost-effectively deliver online orders.

We have also enhanced our sales through the use of shop in shops. We recently partnered with Costco to operate shop in shop showrooms that typically average ten days at a time. The shop in shop showrooms display select Sacs and Sactionals and are staffed with associates trained to demonstrate and sell our products. Between February 1, 2017 and October 1, 2017, we hosted over 100 shop in shop showrooms that averaged sales of $4,200 per day. More importantly, we found that nearly 2% of our in-store purchasers and 3% of desktop visitors cited Costco as their source of awareness for Lovesac, capturing the efficacy of Costco’s partnership in generating strong revenue and driving brand awareness in a cost-effective manner. We continue to explore other shop in shop partnerships and opportunities to promote our products and facilitate customers interacting with our products in the real world.

Customers

●	Target Demographics. Based on our internal data, our typical customer is 25 to 45 years in age with an annual household income of over $100,000. We consider this to be an attractive demographic because of its higher than average rates of household formation and furniture purchasing. Members of the millennial demographic, our primary target market, are entering this age group daily. Our customers have different tastes, styles, purchasing goals and budgets when shopping for couches, and our Sactionals platform’s modularity addresses this wide array of needs.

●	Customer Lifetime Value. Once customers invest in this platform, a strong percentage of our customers stay with it, grow with it, and add to it. We believe this is an important driver of the CLV statistic for our Company. CLV is a prediction of the net profit attributed to the future relationship with a customer. Unlike many companies, whose calculation of CLV is based on subjective assumptions, our CLV is based upon actual historical customer data. Lovesac attained strong fiscal 2017 customer acquisition metrics with a CLV of $1,225 and a customer acquisition cost (“CAC”) of $189. CAC is calculated by dividing our marketing expenses for a period by the number of customers we acquire in that period. This includes premium rent for locations above commercial rates, marketing costs to new customers and a portion of merchandising costs. As a result, our ratio of CLV to CAC, an important industry metric, was 6.5 for fiscal 2017, which we believe, based on publicly available information, is very attractive relative to competitors.

51

Our Market

Large and Growing Furniture Retailing Industry

We sell our products in the large and highly fragmented furniture retailing industry, which has been rebounding steadily since the global recession. According to Mintel, consumer furniture expenditures are expected to grow to $127.5 billion in 2021, representing an average annual growth rate of 3.4% between 2016 and 2021. Additionally, Mintel reported that the furniture segment consisting of couches, chairs, and other seating products comprised nearly 30% of all U.S. consumer furniture expenditures in 2015, surpassing the next largest segment, mattresses and sleep equipment, which represented 17% of expenditures.

A Maturing Millennial Population with Favorable Furniture Purchasing Habits

Millennials, our target demographic, have surpassed baby boomers as the largest living generation in the U.S. The millennial population reached 83.1 million people in 2015, representing more than 25% of the U.S. population according to data from the U.S. Census Bureau. Moreover, tech savvy millennials are maturing to an age where their buying power coincides with larger discretionary purchases including furniture products. Based on a survey conducted by Mintel, 73% of millennials (who Mintel defines as those persons born between 1977 and 1994) purchased furniture between April 2014 and April 2016. According to Mintel, of those purchasing furniture between April 2014 and April 2016, 47% of millennials reported that they had made the purchase online, compared to just 35% for Generation X and 17% for Baby Boomers purchasing furniture during the same period.

Emergence of Online Sales in the Furniture Industry

According to Mintel, over one-third of furniture consumers have purchased products online, and this percentage is expected to continue to grow. Driving the market share growth of the online segment are retailers that offer fully supported shopping experiences across their web and mobile platforms. When purchasing their most recent home furnishing product, 30% of consumers made an online purchase using a computer and 9% of consumers made an online purchase using a mobile device according to data from Mintel. While consumers are now more tech savvy and likely to browse for furniture products online, many consumers still prefer to be able to see and feel products in-store before making their purchasing decision. Omni-channel retailers that offer a comprehensive shopping experience across all channels are well positioned to attract the growing portion of consumers who use multiple channels to browse, compare and purchase furniture products.

Connecting with Customers

We take a direct-to-consumer approach to marketing that focuses primarily on digital media and is supported with more traditional marketing tactics, including showrooms to demonstrate the product. We believe that most of our customer interactions involve seeing and researching our products online. The logistical advantages inherent in the packaging and distribution of both Sacs and Sactionals allow us to transact with our customers online or in any one of our various showrooms and deliver anywhere. In either case, we aim to make the overall customer experience the same. Our go to market strategy is to facilitate consumers’ ability to see it, touch it, and purchase it.

Brand Awareness – “See It”

Our research indicates that our brand currently has low national awareness, but enjoys a high purchase conversion rate relative to its competitors. A key element of our marketing strategy, therefore, is on building awareness. Sacs and Sactionals are uniquely suited for display using motion photography in various forms (video, gif, sequence shots, etc.) because of their dynamic nature. Sactionals, unlike most other couch solutions, can move, change and rearrange, thereby enhancing our opportunity to drive awareness to the brand through both online and offline efforts.

●	Online marketing. We have focused our online marketing efforts on those tactics that have proven to generate a positive return on investment. These include: digital advertising, search engine marketing (“SEM”), earned media, organic social media, paid social media (including targeted Facebook advertising), product placement and influencer marketing that ties back to our website and social media. Each of these approaches is discretely important but we seek for them to work together to drive awareness and lead consumers to consideration and eventually to purchase.

52

●	Social media. Our customers are highly engaged in social media, and they actively share stories about their Lovesac product and brand experiences through social media channels. We believe the social media activity around our brand can be viewed as an authentic extension of our culture and value proposition that resonates with the social media generation. Our brand promise of total comfort and transparency, is the principle that connects our owner and fan base, which we refer to as our #LovesacFamily fuels this activity. Our followings on all key social media platforms are robust and growing rapidly, with what we believe is a high degree of engagement.

As an example of the opportunity for us to leverage our products’ unique attributes online, in 2016 a video of friends jumping onto a Sac at their workplace went viral, becoming one of the top videos (excluding movie trailers) that received the most views within 24 hours of release across the world, achieving approximately 42 million views within the first 24 hours of posting. As of October 1, 2017, the video had been viewed over 193 million times.

●	Offline marketing. Our offline marketing efforts include: sampling, direct mail, catalog, showroom, model market media mix approaches and pure direct marketing. Many of these overlap with or tie back to our digital marketing efforts. We track, measure and continually optimize each of these efforts to increase efficiency and extend the reach of the brand. While facilitating new customers’ discovery of the brand and product is the major focus of our marketing efforts, we also employ some of these same tactics to drive repeat business.

Showroom Footprint – “Touch It”

Furniture is a “considered purchase” due to its big-ticket nature and long term intended use. While Lovesac furniture’s changeability mitigates some of these consequences, it is often the case that consumers wish to touch, try out, or sit on a piece of furniture before they make the investment. Many of our customers first experience Lovesac furniture in the homes of their friends or neighbors. Lovesac showrooms also have proven to be a very effective means to facilitate consumers experiencing our products firsthand. To date, most Lovesac showrooms exist in top tier shopping malls spread across a majority of the United States.

Showroom Locations	New Showroom Concept

Ease of the Buying Experience – “Buy It”

We consider ourselves a technology company selling furniture, and an important part of this is our customers’ buying experience. Whether in a showroom, a shop in shop, or at home, most Lovesac product sale transactions happen over a computer tablet or mobile device. For this reason, all of our policies, procedures and systems continue to evolve toward facilitating and accommodating sales through any channel, whether online, mobile or traditional. We seek for our customers to adopt the product platform, integrate it into their lives, share it with friends via social media or in their homes, and continue to grow with us.

53

The modularity of our products enables dynamic pricing for the first time in home furnishings. Consumers on a budget can start out with just a few seats and sides, building up to larger and larger configurations over time as their needs and ability to pay allow. In addition, we offer financing for our products through a leading third party consumer financing company. Approximately 45% of our sales in fiscal 2016 and [●]% of our sales in fiscal 2017 included some form of third party financing. Although we do not assume credit risk on these purchases, we do pay fees to these third party lenders, resulting in lower margins on these sales than non-financed sales.

Competitive Strengths

Our consumers often cross-shop Lovesac with companies such as Crate and Barrel, Pottery Barn, Arhaus, Restoration Hardware, Ikea, Joybird and Wayfair. We believe that the following strengths are central to the power of our brand and business model:

Innovative Business Model

●	Merchandising Strategy. Many home furnishings retailers, online or offline, rely on an assortment of new offerings each season to drive their business and to refashion their offerings. We have avoided this “merchandising” approach in favor of a product platform-based approach that reduces the need for seasonal introductions, designer collections, or broad in-stock assortments. We optimize our in-stock assortment of covers and accessories by limiting them to those that sell in large quantity and therefore present lower risk. We also provide a broad assortment of made-to-order items, which we manufacture after the consumer has purchased and paid for them. This business model yields little to no surplus inventory, less margin erosion due to overstock write-downs, higher than average annual inventory turns, increased focus at the showroom management level, and simplicity at merchandising-display execution.

●	Product Platform Approach. We have two primary platforms upon which we develop, manufacture and sell our fundamental Sacs and Sactionals products. We market our product platforms as a long term investment that our customers can continually update with new arrangements, coverings and accessories. In turn, these changes and updates provide a recurring revenue source for our business. In addition, our Sactionals platform is an environmentally conscious alternative to fixed couches that tend to be discarded when they go out of style or wear out, a by-product of our Designed for Life approach and an important feature to some consumers.

●	Ecommerce Focus. We build our business processes, systems, compensation structures, and logistical models with an ecommerce-first approach. We continually innovate to make shopping online easier for our customers, and we use social media to drive increased traffic to our web-based sales applications. From a product standpoint, the open-cell nature of the Durafoam filler in our Sacs allows them to be compressed for shipping to one-eighth of their normal size. Sactionals seat cushions and back pillows are compressed to fit inside an otherwise hollow hardwood upholstered Seat frame, allowing the shipping footprint of Sactionals to be at least twice as efficient as traditional couches, and deliverable by express couriers.

●	A Culture of Innovation. From inception, we have focused on developing unique, innovative and proprietary product platforms. We are continuously expanding and introducing new extensions to these platforms to broaden the appeal and grow the addressable market of our product offerings. We continually evaluate new products to complement our Sactionals and Sac lines and are currently developing accessories for the tech-savvy consumer. We currently maintain 30 U.S. and international utility patents covering our products’ functionality with 12 more patent applications pending. We believe that our patent portfolio, proprietary materials and processes, and innovative design approach make our products difficult to imitate or replicate.

54

Strong Brand Loyalty

We believe our brand, products, and Designed for Life philosophy encourage people to share their stories and develop a personal relationship with Lovesac and its community. We foster these interactions through active direct engagement using all of the most prolific social media platforms. These are products that move, and change, and rearrange. They are soft, and comfortable, and fun to jump on. We believe that all of this causes our customers to uniquely be active ambassadors, providing organic public relations, word of mouth advertising, and customer testimonials and endorsements. In addition, our customers have a high repeat purchasing rate and high expected lifetime engagement.

●	High repeat purchasing rates. We believe our focus on customer interaction and data driven analysis of their behavior and projected needs, drives our high customer repeat rates. In FY 2017, our repeat customers accounted for 37% of all customers. We believe that as we attract more customers to our product platforms, high repeat purchasing rates will allow us to capitalize on the high lifetime value of our customers.

●	Robust Customer Lifetime Value. Once customers invest in this platform, a strong percentage of our customers stay with it, grow with it, and add to it. For fiscal 2017, Lovesac’s loyal following and strong customer base was reconfirmed by a CLV of $1,225 and a customer acquisition cost of $189 respectively, all while only spending 2.2% of revenue on media.

Omni-Channel Approach

Our distribution strategy allows us to reach customers through three distinct, brand-enhancing channels.

●	Ecommerce. Through our mobile and ecommerce channel, we believe we are able to significantly enhance the consumer shopping experience, driving deeper brand engagement and loyalty, while also realizing margins than our showroom locations. We believe our robust technological capabilities position us well to benefit from the growing consumer preference to transact at home and via mobile devices.

●	Showrooms. In our more than 60 showrooms in 29 states, we seek to carefully select the best small-footprint retail locations in high-end malls and lifestyle centers. The architecture and layout of these showrooms is designed to communicate our brand personality and key product features. Our goal is to educate first-time customers, creating an environment where people can touch, feel, read, and understand the technology behind our products. We are updating and remodeling many of our showrooms to reflect our new showroom concept, which emphasizes our unique product platform, and will be the standard for future showrooms. Our new showroom concept, introduced in 2016, utilizes technology in more experiential ways to increase traffic and sales.

●	Shop in shops. We are expanding the use of lower cost shop in shops to increase the number of locations where customers can experience and purchase our products. We have partnered with Costco to operate shop in shop programs, or “roadshows,” that usually run for 10 days at a time. These shop in shops are staffed similarly to our showrooms with associates trained to demonstrate and sell our products and promote our brand. We also believe our shop in shops provide a low cost alternative to drive brand awareness, in store sales, and ecommerce sales.

Strong Millennial Appeal

We have targeted the millennial generation because we believe the desire brand products, coupled with transparent business practices, innovative solutions and the convenience of on-demand commerce. Additionally, members of the millennial generation, currently the most populous age group in the U.S., are completing their educations, getting married, and starting or expanding their households. The peak ages for home furnishings purchases are 35-54. We believe home furnishings will thrive as millennials and their children need larger residences and the necessary furnishings for household and family formation. The modularity of our Sactionals and ease of cleaning and replacing covers on Sactionals and Sacs provide our customers who are moving and expanding their households with the ability to evolve their purchases to accommodate the changes in their family and housing situations, offering us a competitive advantage.

Unique Distribution Capability

Due to the unique modularity of our Sactionals products and the shrinkability of our Sacs, we are able to distribute our products efficiently through nationwide express couriers and efficiently utilize warehouse space and international shipping routes. We believe our Sactionals are the only product in its category that enjoys this logistical advantage.

Seasoned and Committed Management Team

Shawn Nelson, our Chief Executive Officer and founder, has worked in almost every area of our Company and continues to focus on developing new products and intellectual property to drive future growth. Shawn has assembled a team of seasoned executives from diverse and relevant backgrounds, with decades of experience working with a wide range of leading global companies.

55

Jack Krause has served as our President and Chief Marketing Officer since joining Lovesac in 2015. His experience with and deep understanding of complexities in managing high-growth brands are evident from his extensive history in consumer marketing and brand management. Since joining the Company, he has been instrumental in guiding the company from a retail-led business model to an omni-channel direct-marketing driven business model.

Donna Dellomo has served as our Chief Financial Officer since joining Lovesac in 2017. She is a Certified Public Accountant and has steered Lovesac toward new banking relationships that have the potential to supply the company with cheaper debt financing to support growth opportunities as needed.

In addition, we recently hired David Jensen as our Chief Technology/Chief Information Officer to lead our technology team as we evolve into a more marketing-driven digital-first retailer. Mr. Jensen served as the Senior Director of Information Services at the retailer J. Jill. At J. Jill, Mr. Jensen implemented Oracle retail enterprise resource planning (“ERP”), re-engineered their direct to consumer fulfillment process, upgraded the point of sale system, managed multiple ecommerce sites and led their technology domain SOX and Securities and Exchange Commission (“SEC”) compliance efforts.

Growth Strategies

In order to position Lovesac for future growth, in the last several years we made significant investments in overhead, optimized and integrated our business technologies and processes, and further developed our marketing tactics. In addition, we have refocused our strategy regarding our showrooms, moving to higher end malls and lifestyle centers, to support digital sales, our primary growth channel. We have also altered a number of our lease arrangements to fixed versus variable rent structures. Finally, we have committed to a new showroom design creating a much more interactive, technology driven experience that has resulted in higher traffic levels and conversion than previous showroom models.

These long-term initiatives have required significant amount of management’s attention, which has shifted management’s focus away from short-term sales growth. As a result of these efforts, along with the implementation of the strategies noted below, we believe Lovesac is poised for meaningful sales growth. Our goal is to further improve our leadership in the home furnishings market by pursuing the following key strategies:

Continue to Build on Our Brand Awareness

Despite our loyal following, we believe there is a significant opportunity to increase our brand awareness, which is less than 1% among all consumers nationally. Before 2017, we invested minimally in advertising. Since then, we have aggressively invested in brand building and direct marketing efforts, including direct mail, 30-second television commercials in select markets and social media. We plan to accelerate our ecommerce sales by building awareness via increased digital and social media, including digital videos and direct response television.

Update Showrooms and Add Other Locations

We intend to continue to renovate our current showroom locations, open new showrooms across the country in lifestyle centers, top tier shopping malls, and high street and urban locations, and expand product touch-feel points through the increased use of shop in shop locations. Because of their small size and above average productivity, we believe our approach to our showrooms creates a compelling opportunity to open more showrooms in a wide variety of retail spaces across North America.

●	Showrooms. In our showrooms, we focus on offering potential customers the opportunity to experience the considerable flexibility they have in selecting fabrics and configurations. We are evolving our model for new showrooms and renovating our existing showrooms to reflect the standards of our new model. Our new showroom concept utilizes technology in more experiential ways to increase traffic and sales, and communicate our brand personality and key product features. To attract customer traffic, our new model features two giant LED screens embedded in the walls that play videos demonstrating the Sactionals technology in motion. The entire architecture and layout of these new showrooms have been redesigned to communicate the brand personality and key product features, with the goal to educate first-time customers and create a self-service environment where people can touch, feel, read, and understand the technology. LED screens on the walls and iPads in the hands of the staff enhance what we believe is a “virtually merchandised” showroom in a very small footprint. In connection with these renovations, we have experienced enhanced productivity and negotiated more favorable lease terms

●	Shop in shops. Since 2016, we have partnered with Costco to operate shop in shop showrooms. We have been expanding the use of these shop in shop showrooms, and plan to seek other partners to operate similar concept showrooms, to increase the number of locations where customers can experience and purchase our products at a lower cost to us than our permanent showrooms.

56

Increase Sales and Operating Margins

We seek to increase sales and operating margins through our premium pricing strategy and omni-channel platform, which we believe will require relatively small near term increases in fixed overhead.

●	Premium pricing. Lovesac’s products are positioned in the premium couch segment of the furniture market. We market as premium products because of our proprietary foam fillings, higher quality materials and unique modularity requiring a distinct level of manufacturing capability. At our price point, we offer a unique value proposition that combines both beautiful aesthetics and utility to our customers that we believe our competitors cannot offer. Additionally, our high end branding strategy, further enhanced by our unsolicited celebrity endorsements and large social media following, commands premium pricing, as we feel lowering prices may negatively affect perception of our products. In fiscal 2016, our average dollar amount per transaction was $1,193, with the average dollar amount for first time Sactional purchasers being $3,782. The difference is explained by our platform approach, where once a customer buys their first couch, the cost of expanding and adding to it over time is much less expensive than the traditional method of purchasing another new couch to replace the old one.

●	Omni-Channel Platform. By leveraging our omni-channel platform, we cost-effectively drive traffic to our ecommerce channel, resulting in increased web-based sales and improved operating margins. We continually seek to improve our ecommerce capabilities to drive sales and take advantage of the lower cost of this channel. Our showrooms and other direct marketing efforts work in concert to drive customer conversion in ecommerce. In addition, our shop in shops provide a low cost alternative to drive brand awareness and both in-store and ecommerce sales.

Supply Chain and Sourcing

Our products are manufactured in facilities located in Los Angeles, CA, Fort Worth, TX and Jackson County, NC, as well as in facilities located abroad in Shanghai, Hangzhou, Jiaxing and Foshan, China and in Ho Chi Minh City, Vietnam. We engage with local third parties for the manufacture of our products in each of those facilities. Lovesac does not own any of the manufacturing facilities where our products are assembled. We believe that our suppliers’ facilities are sufficient to meet our current needs. We believe that additional space will be available as needed to accommodate any needed expansion of our operations.

Seasonality

We experience seasonal fluctuations in our sales. A larger percentage of our sales occur in the fourth quarter of our fiscal year, which coincides with Cyber Monday (the first Monday after Thanksgiving, when online retailers typically offer holiday discounts), the holiday season and our related promotional and marketing campaigns. Our fiscal 2017 quarters in sequential order equaled 19.0%, 21.0%, 23.7% and 36.4% of total sales respectively.

Intellectual Property

We own various U.S. federal trademark registrations, certain foreign trademark registrations and applications, and unregistered trademarks, including the following marks referred to in this registration statement: Lovesac®, Lovesoft®, Sactionals®, Durafoam®, SAC® and Designed For Life.

We have 30 issued U.S. and international patents primarily regarding our proprietary Sactional technology. Our Sactional technology patents include our proprietary geometric modular system and segmented bi-coupling technology. We also have multiple patents pending and expect to file patent applications for future innovations.

Information Technology and Systems

We use information systems to support business intelligence and processes across our sales channels. We continue to invest in information systems and technology to enhance the customer experience, drive sales and create operating efficiencies. We utilize third-party providers for customer database and customer campaign management, ensuring efficient maintenance of information in a secure, backed-up environment. We also utilize a proprietary ecommerce platform hosted by a third-party provider and a well-developed proprietary data warehouse for business intelligence.

57

Specifically, we have adopted cloud computing solutions for our enterprise resource planning. We own, operate, and maintain elements of these systems with a sufficiently sized internal team of engineers and IT professionals, but significant portions of this system are operated by third parties that we do not control and which would require significant resources to replace internally.

We believe that our reliance on top tier cloud-based providers increases efficiency and reduces exposure to data breaches and other common digital threats. We expect this dependence on third parties to continue, in particular for Netsuite, which we use as our ERP system which provides functionality for our point-of-sale, financial reporting, order management and customer relationship management. We continue to innovate and optimize our technology systems as well as continue to make significant investments in our technology infrastructure to maintain and improve all aspects of our operations.

Properties

Our primary offices are located at Two Landmark Square, Suite 300, Stamford, CT 06901, where we occupy 10,541 square feet of office space pursuant to a lease agreement that expires in July 2024. We also lease retail space for our showrooms, in over 60 locations throughout the majority of the U.S. states including Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

Competition

Our business is rapidly evolving and intensely competitive. Our competition includes: furniture stores, big box retailers, department stores, specialty retailers and online furniture retailers and marketplaces, including the following:

●	Ashley Furniture, IKEA and other regional stores such as Bob’s Discount Furniture, Havertys, Raymour & Flanagan and Rooms To Go;

●	Costco, JCPenney and Macy’s;

●	Crate and Barrel, Ethan Allen, Pottery Barn and Restoration Hardware; and

●	Amazon, Wayfair, eBay, Joybird, Burrow, Campaign and One Kings Lane.

We believe our combination of proprietary products, brand strength, loyal customer base, omni-channel approach, technological platform, unique consumer experience, logistical advantages and seasoned management team allow us to compete effectively against and differentiate ourselves from the competition.

Employees

As of October 1, 2017, we employed a total of 199 full time and 199 part time employees, and we contract with 6 independent consultants. All employees and contractors are subject to contractual agreements that specify requirements for confidentiality, ownership of newly developed intellectual property and restrictions on working for competitors as well as other matters.

LEGAL PROCEEDINGS

From time to time we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time consuming, and it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations.

58

Management

Directors and Executive Officers

Each of our directors holds office until the next annual meeting of stockholders and until his or her successor is elected and qualified. Our officers remain in their respective position until termination or resignation.

The following table sets forth the name, age, and position of each of our directors and executive officers:

Name	Age	Title	Date Appointed
Shawn Nelson	40	Chief Executive Officer and Director	February 27, 2017(1)
Jack Krause	54	President and Chief Marketing Officer	February 27, 2017
Donna Dellomo	52	Chief Financial Officer and Secretary	February 27, 2017
Andrew Heyer	60	Chairman of the Board of Directors	February 27, 2017(2)
David Yarnell	62	Director	January 3, 2017(3)
William Phoenix	60	Director	January 3, 2017(4)
Jared Rubin	37	Director	January 3, 2017(5)
Christopher Bradley	40	Director	January 3, 2017(6)
John Richard Grafer	48	Director	June 27, 2017

(1)	Mr. Nelson has been a Director of SAC Acquisition, LLC, the predecessor entity of the Company, since May 8, 2008.
(2)	Mr. Heyer has been a Director of SAC Acquisition, LLC, the predecessor entity of the Company, since March 3, 2015.
(3)	Mr. Yarnell has been a Director of SAC Acquisition, LLC, the predecessor entity of the Company, since May 8, 2008.
(4)	Mr. Phoenix has been a Director of SAC Acquisition, LLC, the predecessor entity of the Company, since May 24, 2010.
(5)	Mr. Rubin has been a Director of SAC Acquisition, LLC, the predecessor entity of the Company, since June 30, 2014.
(6)	Mr. Bradley has been a Director of SAC Acquisition, LLC, the predecessor entity of the Company, since May 24, 2010.

Business Experience

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which they were employed.

Shawn Nelson founded Lovesac in 1998 and is currently serving as Chief Executive Officer of the Company and as a member of the Board of Directors. Mr. Nelson is the lead designer of the Company’s patented products and leads sourcing, creative, design, public relations, investor relations and culture. In 2005, Mr. Nelson won Richard Branson’s “The Rebel Billionaire” on Fox and continues to participate in ongoing TV appearances. Mr. Nelson has a Master’s Degree in Strategic Design and Management and is a graduate-level instructor at Parsons, The New School for Design in New York City. Mr. Nelson is also fluent in Mandarin. We believe Mr. Nelson is qualified to serve on our board because of his leadership experience as our founder, his extensive knowledge of our Company and his service as our Chief Executive Officer.

Jack Krause has served as President and Chief Marketing Officer of the Company since 2015.  From 2012 to 2015, Mr. Krause served as President of Vitamin World, a 425 store specialty chain. From 2011 to 2013, he served as Senior Vice President of Watch Station Global Retail and Skagen, where he led the growth of both businesses. From 2008 to 2010, Mr. Krause served as General Manager and in various executive positions at Sunglass Hut (Luxottica).  From 2004 to 2006, Mr. Krause served in roles of increasing responsibility at Bath and Body Works, including Senior Vice-President of Brand Development. Prior to that, he spent 10 years in brand management at Jergens and Marion Consumer Products.  Mr. Krause has a Bachelor of Science in Business Administration from Miami University.

59

Donna Dellomo is currently serving as Chief Financial Officer, Treasurer and Secretary of the Company.  From January 1998 to January 2017, Ms. Dellomo served as Vice-President and Chief Financial Officer of Perfumania Holdings, a publicly traded company with over 290 retail locations, owned and licensed brands and a wholesale distribution network. Between October 1988 and December 1997, Ms. Dellomo served as Internal Audit Manager, Accounting Manager and Corporate Controller at Cybex International, Inc., a publicly traded company that manufactured and distributed fitness, rehabilitative and health care equipment. Ms. Dellomo is a Certified Public Accountant with focus on audit and tax and is also a member of the Board of Trustees of Molloy College.

Andrew R. Heyer is the Chairman of our Board of Directors. Mr. Heyer is a finance professional with over 35 years of experience investing the consumer and consumer-related products and services industries. He has deployed in excess of $1 billion of capital over that time frame, and has guided several public and private companies as a member of their boards of directors. Mr. Heyer is the Chief Executive Officer and Founder of Mistral Equity Partners, a private equity fund manager founded in 2007 that invests in the consumer industry. Prior to founding Mistral, Mr. Heyer served as a Founding Managing Partner of Trimaran Capital Partners. Until 1995, Mr. Heyer was a vice chairman of CIBC World Markets Corp. and a co-head of the CIBC Argosy Merchant Banking Funds. Prior to joining CIBC World Markets Corp., Mr. Heyer was a founder and Managing Director of The Argosy Group L.P. Prior to joining Argosy, Mr. Heyer was a Managing Director at Drexel Burnham Lambert Incorporated and, prior to that, he worked at Shearson/American Express. Mr. Heyer has served on the board of directors of Jamba, Inc. [NASDAQ: JMBA] since 2009. From 1993 to 2009 and from 2012 to present, he has served on the board of The Hain Celestial Group [NASDAQ: HAIN], a natural and organic food and products company. Since December 2016, Mr. Heyer has served as a director of FORM Holdings, Inc. [NASDAQ: FH], a diversified holding company. Mr. Heyer also serves on the boards of directors of several private companies, including Worldwise, a pet accessories business, from 2011 to present, and Insomnia Cookies, a retailer of indulgent desserts open primarily in the evening and nighttime, from 2008 to present. Mr. Heyer also served as a director of Las Vegas Sands Corp. [NYSE:LVS], a casino company, from 2006 to 2008, El Pollo Loco Holdings, Inc. [NASDAQ:LOCO], a casual Mexican Restaurant, from 2005 to 2008, and Reddy Ice Holdings, Inc. [OTC:RDDC] a manufacturer of packaged ice products., from 2003 to 2006. Mr. Heyer received his B.Sc. and M.B.A. from the Wharton School of the University of Pennsylvania, graduating magna cum laude. We believe Mr. Heyer is qualified to serve on our board because of his extensive experience in private equity investing in the consumer goods industry and his experience on other private and public company boards.

Christopher Bradley is a member of our Board of Directors. He is a Managing Director at Mistral Equity Partners, which he joined in 2008. Mr. Bradley has over 10 years of experience in identifying acquisition candidates, due diligence experience, including accounting and financial modeling acumen, and a background in deal structuring. Since 2016, he has served as a member of the boards of directors of The Chickery, Inc, a privately held fast casual restaurant chain, and Creminelli Fine Meats, LLC, a privately held premium priced charcuterie wholesaler, and The Beacon Consumer Incubator Fund, a venture capital fund that invests in consumer technology companies, and since January 2017, he has served as a member of the board of directors of The Kitchen Fund, a venture capital fund that invests in early stage restaurants. From 2013 to 2015, Mr. Bradley served on the board of directors of Kriser’s All Natural, a retailer of organic pet food and accessories. He has also guided Mistral portfolio companies in an operational role and served on the board of directors of Jamba, Inc. [NASDAQ: JMBA] from 2009 to 2013. Prior to joining Mistral, Mr. Bradley served as an investment banker at Banc of America Securities, a Manager in Burger King’s strategy group, and a Manager at PricewaterhouseCoopers management consulting practice. He earned an A.B. from the University of Chicago and an M.B.A. from The Harvard Business School. We believe Mr. Bradley is qualified to serve on our board because of his experience in private equity investing and investment banking, his accounting and financial modeling expertise and his experience on other public company boards.

David Yarnell is a member of our Board of Directors. He is a Managing General Partner at BEV Capital, a consumer-focused venture fund in Stamford, Connecticut which he co-founded in 1997. He has served as a board member at SAC Acquisition LLC since BEV Capital’s initial investment in 2005. Mr. Yarnell has over 30 years of experience in the consumer sector helping companies build strategies to grow revenues through brand development, advertising and channel management. He has also helped young companies build needed organizational skills, structures and systems as a foundation for successful growth. Mr. Yarnell has served on numerous boards of directors of public and private companies including Buca di Beppo Restaurants, Travel Holdings and Alloy Media. In addition to his role at BEV Capital, Mr. Yarnell is the Chief Executive Officer of CertaScan, a growing healthcare security IT company. From 2009 to 2013, Mr. Yarnell served as the Chief Executive Officer of Mom365, the nation’s largest in-hospital newborn photography company, and from 2008 to 2015, Mr. Yarnell served as an Operating Partner at Falconhead Capital, a middle market consumer-focused private equity firm. Prior to holding these positions, Mr. Yarnell was a Partner at Consumer Venture Partners, the Chief Executive Officer of MEXX, a fashion apparel firm, and, from 1984 to 1991, a consultant at McKinsey in its Consumer Practice and Post Merger Management Groups for clients worldwide. From 1982 to 1984, Mr. Yarnell was in product management at General Mills, and from 1977 to 1982, Mr. Yarnell was a buyer at Abraham & Straus. He has an M.B.A. from Harvard Business School and a B.S. in Mathematics from Tufts University. We believe Mr. Yarnell is qualified to serve on our board because of his experience in venture capital investing in consumer companies, his experience with brand development, advertising and channel management in the consumer industry and his experience on other public and private company boards.

60

Jared Rubin is a member of our Board of Directors. He is currently a director at Schottenstein Stores Corporation. Since 2013, Mr. Rubin has held executive and board of director positions within the Schottenstein family of companies with a focus in the retail sector, including strategy and financial based roles at American Signature, Inc. and Artisan de Luxe.  From 2009 to 2013, Mr. Rubin was a Vice President at Tiger Infrastructure Partners, a private equity investment firm.  Mr. Rubin previously served at Lehman Brothers as a member of its private equity investment team within the firm’s asset management division and as an investment banker, holding various capital markets, investment banking and proprietary investment roles within the firm.  He holds a B.Sc. in Economics from the Wharton School of the University of Pennsylvania. We believe Mr. Rubin is qualified to serve on our board because of his extensive background in the retail, his experience in private equity investment and investment banking and leadership experience as a senior executive and director of retail and consumer product companies.

William P. Phoenix is a member of our Board of Directors. Since 2007, Mr. Phoenix has been a Managing Director at Mistral Equity Partners. He has extensive experience as a provider of all forms of capital to non-investment grade companies. From 2002 to 2007, Mr. Phoenix was a Managing Director of Trimaran Capital Partners, L.L.C.. Mr. Phoenix spent a good portion of his career in various capacities at the Canadian Imperial Bank of Commerce (CIBC), beginning in 1982. He was a Managing Director of CIBC Capital Partners, where he focused on mezzanine transactions and private equity opportunities. While at CIBC, he also had management responsibilities for Acquisition Finance, Mezzanine Finance, and the Loan Workout and Restructuring businesses. Mr. Phoenix has been a member of the Board of Directors of Lovesac since 2010 and Blueport Commerce and Vino Volo since 2012.  Mr. Phoenix received his B.A. in Economics from the University of Western Ontario and his M.B.A. from the University of Toronto. He is a graduate of the Leadership New York Program. We believe Mr. Phoenix is qualified to serve on our board because of his extensive background in finance and private equity investment and his experience on other private company boards.

John Richard Grafer is a member of our Board of Directors. Since 2009, Mr. Grafer has been a principal at Satori Capital, LLC, a multi-strategy alternative investment firm founded on the principles of conscious capitalism. Mr. Grafer is a member of Satori’s investment committee, a board member of Longhorn Health Solutions and SunTree Snack Foods, a board observer for Aspen Heights, and a former board member of California Products Corporation and FWT. Prior to joining Satori in 2009, Mr. Grafer was senior vice president at Giuliani Partners, a principal investment and consulting firm founded by former New York City Mayor Rudolph W. Giuliani. Prior to joining Giuliani Partners in 2003, Mr. Grafer was a member of the mergers and acquisitions group at Credit Suisse First Boston, a member of the proprietary trading group at J.P. Morgan Chase, and a team member at Ernst & Young, where he earned his C.P.A. Mr. Grafer has also assisted a family office with early stage investments in sustainably managed companies, including Honest Tea. Mr. Grafer is an elected member of the board of directors and executive committee of Americans For Fair Taxation® (FairTax®) and a first-round judge for the McCloskey Business Plan competition at the University of Notre Dame. Mr. Grafer received a B.B.A. from the University of Notre Dame and an M.B.A. in finance from the University of Chicago Booth School of Business. We believe Mr. Grafer is qualified to serve on our board because of his substantial experience in private equity investing and investment banking, his accounting expertise and his experience on other company boards.

Family Relationships

There are no family relationships among our directors or officers.

Board Composition

Our board of directors currently consists of seven (7) members and is authorized to have no less than five (5) members nor more than seven (7) members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets. We plan to recruit additional independent directors who can bring specific expertise and experience that is relevant to the Company’s business and future direction.

61

Director Independence

Because Mistral will control more than a majority of the total voting power of our common stock following this offering, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and we will be eligible to rely on certain corporate governance exemptions. Under the Nasdaq Stock Market Rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including: (1) the requirement that a majority of our board of directors consist of independent directors; (2) the requirement that our director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and (3) the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. Even as a “controlled company,” we must comply with the rules applicable to audit committees set forth in the Nasdaq Stock Market Rules. If Mistral’s voting power were to fall below 50%, we would cease to be permitted to rely on the controlled company exception and would be required to have a majority independent board and fully independent standing nominating and compensation committees.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. [●] do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including their beneficial ownership of our capital stock.

Board Committees

Our board of directors plans to establish an audit committee and a compensation committee. Audit committees generally must be comprised of at least three independent directors; however, as a controlled company, we are permitted to phase-in our compliance as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. Our board of directors may establish other committees to facilitate the management of our business. The functions of the audit and compensation committees are described below. Directors serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee will assist our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. We will adopt an audit committee charter, which will detail the principal functions of the audit committee, including:

●	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

●	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

●	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

62

●	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

●	overseeing our internal accounting function;

●	discussing our risk management policies;

●	establishing policies regarding hiring employees from our registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

●	meeting independently with our internal accounting staff, registered public accounting firm and management;

●	reviewing and approving or ratifying related party transactions; and

●	preparing the audit committee reports required by SEC rules.

The board of directors will examine the scope of experience and the nature of each director’s background in determining whether a director should be appointed to the audit committee. Each audit committee member must be able to read and understand fundamental financial statements in accordance with applicable requirements, and we plan to designate an “audit committee financial expert” within the meaning of SEC regulations.

Compensation Committee

Our compensation committee will assist our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

●	reviewing and approving corporate goals and objectives with respect to Chief Executive Officer compensation;

●	making recommendations to our board with respect to the compensation of our Chief Executive Officer and our other executive officers;

●	overseeing evaluations of our senior executives;

●	reviewing and assessing the independence of compensation advisers;

●	overseeing and administering our equity incentive plans;

●	reviewing and making recommendations to our board with respect to director compensation; and

●	preparing the compensation committee reports required by SEC rules.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee will be or at any time during the past year have been one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Nominations

The board of directors as a whole will consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

63

Board Leadership Structure and Risk Oversight

The board of directors oversees our business and considers the risks associated with our business strategy and decisions.

The board currently implements its risk oversight function as a whole. Each of the board committees will provide risk oversight in respect of its areas of concentration and reports material risks to the board of directors for further consideration.

Code of Business Conduct and Ethics

We plan to adopt a Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all directors, officers and employees of our Company and its subsidiaries. This Code of Ethics will cover a wide range of business practices and procedures and will be adopted by our Company for the purpose of promoting honest and ethical conduct, full, fair, accurate and timely disclosure in all reports and documents that our Company files under public communication, compliance with all applicable governmental laws, rules and regulations, protection of company assets, and fair dealing practices. Upon the listing of our common stock on Nasdaq, we will post on our website a current copy of the Code of Ethics and all disclosures that are required by law or Nasdaq rules in regard to any amendments to, or waivers from, any provision of the Code of Ethics. We will disclose future amendments or waivers to our code of business conduct and ethics on our website within four business days following the date of the amendment or waiver.

EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers at the end of the fiscal year. This section describes the executive compensation program in place for our Named Executive Officers for fiscal 2016 and fiscal 2017, who are the individuals who served as our principal executive officer and two most highly compensated executive officers.

The following table summarizes the compensation of our Named Executive Officers during the fiscal years ended January 29, 2017 and January 31, 2016. No other executive officers or directors received annual compensation in excess of $100,000 during the last two fiscal years.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Shawn Nelson Chief Executive Officer	2017	325,239.98	30,000.00	0.00	0.00	0.00	0.00	0.00	355,239.98
	2016	340,627.96	0.00	0.00	0.00	0.00	0.00	0.00	340,627.96

Ryan D. Johnson Former Chief Financial Officer(1)	2017	325,360.10	30,000.00	0.00	0.00	0.00	0.00	0.00	355,360.10
	2016	340,786.26	50,000.00	0.00	0.00	0.00	0.00	0.00	390,786.26

Jack A. Krause President and Chief Marketing	2017	325,607.36	0.00	0.00	0.00	0.00	0.00	0.00	325,607.36
Officer	2016	137,733.53	50,000.00	0.00	0.00	0.00	0.00	0.00	187,733.53

Nancy Shalek Former Chief Executive Officer(2)	2017	135,407.42	0.00	0.00	0.00	0.00	0.00	0.00	135,407.42
	2016	280,612.99	0.00	0.00	0.00	0.00	0.00	0.00	280,612.99

Donna L. Dellomo Chief Financial Officer(3)	2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	2016	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

(1)	Resigned as Chief Financial Officer on February 10, 2017.
(2)	Resigned as Chief Executive Officer on February 12, 2015.
(3)	Began working for the Company on January 30, 2017. See “Employment Arrangements” below for a description of Ms. Dellomo’s compensation arrangement.

64

Employment Arrangements

We have agreements with certain of our Named Executive Officers, which include provisions regarding post-termination compensation. We do not have a formal severance policy or plan applicable to our executive officers as a group. The following summaries of the employment agreements are qualified in their entirety by reference to the text of the employment agreements, as amended, which were filed as exhibits to the registration statement of which this prospectus is a part.

Shawn Nelson Employment Agreement

On October 26, 2017, Mr. Nelson entered into an amended and restated employment agreement to be the Chief Executive Officer of the Company. The employment agreement has a term commencing on the date thereof and continuing until terminated (i) upon death of the employee, (ii) upon disability, (iii) for cause, (iv) with good reason or without cause, or (v) voluntarily. The employment agreement provides for an annual base salary of $350,000 per year, subject to annual review. Mr. Nelson is eligible to receive an annual bonus provided that he achieves performance targets determined by the board of directors. If the Company achieves 90% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 45% of his base salary. In the event that the Company achieves 110% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 60% of his base salary. Furthermore, if the Company achieves 120% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 75% of his base salary.

Pursuant to the employment agreement Mr. Nelson was awarded 262,500 restricted stock units (“RSUs”) the terms of which are governed by the Company’s 2017 Equity Incentive Plan and the applicable grant agreement. Half of such RSUs are subject to time-based vesting and half are subject to performance vesting.

Additionally, the agreement indicates that (i) in the event the Company consummates an IPO on or prior to March 31, 2019, (ii) Mr. Nelson remains employed with the Company, and (iii) Jack Krause purchases IPO shares as provided in his employment agreement, then the Company shall make an additional grant of RSUs in an amount which is the lesser of (a) the number of IPO shares purchased by Mr. Krause or (b) the number of RSUs remaining available for grant under the Company’s 2017 Equity Incentive Plan. The employment agreement also contains, among other things, the following material provisions: (i) reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with his employment; (ii) paid vacation leave; (iii) health benefits; and (iv) a severance payment equal to eighteen (18) months of base salary upon termination by Mr. Nelson for Good Reason or by the Company without Cause (as defined in the agreement), with restrictive covenants applicable for a corresponding period after termination.

Jack Krause Employment Agreement

On October 26, 2017, Mr. Krause entered into an amended and restated employment agreement to be President and Chief Marketing Officer of the Company. The employment agreement has a term commencing on the date thereof and continuing until terminated (i) upon death of the employee, (ii) upon disability, (iii) for cause, (iv) with good reason or without cause, or (v) voluntarily. The employment agreement provides for an annual base salary of $350,000 per year, subject to annual review. Mr. Krause is eligible to receive an annual bonus provided that he achieves performance targets determined by the board of directors. If the Company achieves 90% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 45% of his base salary. In the event that the Company achieves 110% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 60% of his base salary. Furthermore, if the Company achieves 120% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 75% of his base salary.

Pursuant to the employment agreement, Mr. Krause was awarded 262,500 RSUs the terms of which are governed by the Company’s 2017 Equity Incentive Plan and the applicable grant agreement. Half of such RSUs are subject to time-based vesting and half are subject to performance vesting.

65

Additionally, the agreement indicates that (i) in the event the Company consummates an IPO on or prior to March 31, 2019, and (ii) Mr. Krause remains employed with the Company, then the Company shall use commercially reasonable efforts to cause the underwriter(s) in such IPO to allocate a number of IPO shares equal to (a) $50,000 divided by the public offering price per share in the IPO or (b) such lesser number of IPO shares as Mr. Krause may elect upon reasonable prior notice to the Company. Mr. Krause also received a signing bonus payable on the first regular payroll date that was 5 days following the date of the employment agreement, in the amount of $50,000. The employment agreement also contains, among other things, the following material provisions: (i) reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with his employment; (ii) paid vacation leave; (iii) health benefits; and (iv) a severance payment equal to twelve (12) months of base salary upon termination by Mr. Krause for Good Reason or by the Company without Cause (as defined in the agreement), with restrictive covenants applicable for a corresponding period after termination.

Donna L. Dellomo Employment Agreement

On October 26, 2017, Ms. Dellomo entered into an amended and restated employment agreement to be Chief Financial Officer of the Company. The employment agreement has a term commencing on the date thereof and continuing until terminated (i) upon death of the employee, (ii) upon disability, (iii) for cause, (iv) with good reason or without cause, or (v) voluntarily. The employment agreement provides for an annual base salary of $325,000 per year, subject to annual review. Ms. Dellomo is eligible to receive an annual bonus provided that she achieves performance targets determined by the board of directors. If the Company achieves 90% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 35% of her base salary. In the event that the Company achieves 110% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 45% of her base salary. Furthermore, if the Company achieves 120% of its annual EBITDA target for the applicable completed fiscal year the annual bonus shall be 55% of her base salary.

Pursuant to the employment agreement, Ms. Dellomo was awarded 120,000 RSUs the terms of which are governed by the Company’s 2017 Equity Incentive Plan and the applicable grant agreement. Half of such RSUs are subject to time-based vesting and half are subject to performance vesting.

The agreement also contains, among other things, the following material provisions: (i) reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with her employment; (ii) paid vacation leave; (iii) health benefits; and (iv) a severance payment equal to twelve (12) months of base salary upon termination by Ms. Dellomo for Good Reason or by the Company without Cause (as defined in the agreement), with restrictive covenants applicable for a corresponding period after termination.

Nancy Shalek Employment Agreement

On May 24, 2010, Ms. Shalek entered into an employment agreement with SAC Acquisition LLC. On February 12, 2015, Ms. Shalek resigned as chief executive officer. Her employment agreement contained the following material provisions: (i) 18 month non-compete term; (ii) 24-month non-solicitation term; (iii) a severance payment equal to twelve months of her base salary of $198,450 upon termination for Good Reason or without Cause (as defined in the separation agreement); and (iv) extended the option exercise period of her options received from SAC Acquisition LLC. On February 2, 2015, Ms. Shalek entered into a letter agreement pursuant to which her employment was terminated on February 12, 2015 and contained the following material provisions: (i) all 52,569 options held by Ms. Shalek were accelerated and became fully vested; and (ii) the exercise period for all options was extended by one-year and will automatically extend for four successive one-year periods unless certain events occur.

Ryan D. Johnson Employment Agreement

On May 24, 2010, Mr. Johnson entered into an employment agreement with SAC Acquisition LLC. On February 10, 2017, Mr. Johnson resigned as chief financial officer. His employment agreement contained the following material provisions: (i) 18 month non-compete term; (ii) 24-month non-solicitation term; and (iii) a severance payment equal to twelve months of his base salary of $198,450 per year upon termination for Good Reason or without Cause (as defined in the separation agreement).

2017 Equity Incentive Plan

Our 2017 Equity Incentive Plan (the “Equity Plan”), was approved by our board of directors and our stockholders on August 26, 2017. It is intended to make available incentives that will assist us to attract, retain and motivate employees, including officers, consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.

66

A total of 1,050,000 shares of our common stock will be initially authorized and reserved for issuance under the Equity Plan.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the Equity Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

The Equity Plan will be generally administered by the compensation committee of our board of directors. Subject to the provisions of the Equity Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. However, the compensation committee may delegate to one or more of our officers the authority to grant awards to persons who are not officers or directors, subject to certain limitations contained in the Equity Plan and award guidelines established by the committee. The compensation committee will have the authority to construe and interpret the terms of the Equity Plan and awards granted under it. The Equity Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the Equity Plan.

The Equity Plan will authorize the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

Awards may be granted under the Equity Plan to our employees, including officers, directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

●	Stock options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

●	Stock appreciation rights. A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

●	Restricted stock. The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

●	Restricted stock units. Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

●	Performance shares and performance units. Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights whose value is based on the fair market value of shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Equity Plan, such as revenue, earnings, gross margin, net income or total stockholder return. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

67

●	Cash-based awards and other stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the Equity Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Equity Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The Equity Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The Equity Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the Equity Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

68

Outstanding Equity Awards at Fiscal Year-End

SAC Acquisition LLC is our principal shareholder and owns 15,000,000 shares of common stock of the Company and SAC Acquisition LLC has 2,279,677 units outstanding, as of [●]. Certain employees of the Company and its affiliates previously received unit option awards pursuant to the SAC Acquisition LLC 2007 Unit Plan (the “2007 Unit Plan”) and the SAC Acquisition LLC 2010 Unit Plan (the “2010 Unit Plan”). The options are exercisable into common units of SAC Acquisition LLC. The Company did not adopt or assume the 2010 Unit Plan or the 2007 Unit Plan in the reorganization, therefore upon exercise of the outstanding options the holders will receive common units of SAC Acquisition LLC. See Note 7 to our consolidated financial statements for a further discussion of the 2010 Unit Plan. The following table sets forth for each Named Executive Officer certain information concerning the outstanding equity awards as of January 29, 2017.

	Unit Option Awards
Name	Grant Date	Number of securities underlying unexercised options exercisable(1) (#)		Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Shawn Nelson	11/01/2007	7,269	(2)	-	-	12.75	11/01/2017
	05/06/2008	3,812	(3)	-	-	12.75	05/06/2018
	07/15/2008	2,033	(3)	-	-	12.75	07/15/2018
	09/08/2008	1,522	(3)	-	-	12.75	09/08/2018
	11/24/2008	760	(3)	-	-	12.75	11/24/2018
	02/09/2009	1,717	(3)	-	-	12.75	02/09/2019
	05/22/2009	2,575	(3)	-	-	12.75	05/22/2019
	09/08/2009	1,030	(3)	-	-	12.75	09/08/2019
	05/24/2010	13,503		-	-	23.00	05/24/2020
	05/24/2010	-		-	9,000	63.08	05/24/2020
	05/24/2010	-		-	3,000	76.88	05/24/2020
	06/01/2012	8,185		-	-	26.00	06/01/2022
	06/01/2012	-		-	999	63.08	06/01/2022
	06/01/2012	-		-	427	76.88	06/01/2022
	12/10/2014	4,475		-	-	36.11	12/10/2024
	12/10/2014	-		-	8,951	36.11	12/10/2024
Ryan D. Johnson	02/15/2008	2,908		-	-	12.75	02/15/2018
	05/06/2008	1,525		-	-	12.75	05/06/2018
	07/15/2008	813		-	-	12.75	07/15/2018
	09/08/2008	609		-	-	12.75	09/08/2018
	11/24/2008	304		-	-	12.75	11/24/2018
	02/09/2009	687		-	-	12.75	02/09/2019
	05/22/2009	1,030		-	-	12.75	05/22/2019
	09/08/2009	412		-	-	12.75	09/08/2019
	05/24/2010	5,402		-	-	23.00	05/24/2020
	05/24/2010	-		-	9,000	63.08	05/24/2020
	05/24/2010	-		-	3,000	76.88	05/24/2020
	06/01/2012	3,275		-	-	26.00	06/01/2022
	06/01/2012	-		-	999	63.08	06/01/2022
	06/01/2012	-		-	427	76.88	06/01/2022
	08/01/2013	2,000		-	-	23.00	08/01/2023
	08/01/2013	107		-	-	26.00	08/01/2023
	12/10/2014	4,475		-	-	36.11	12/10/2024
	12/10/2014	-		-	8,951	36.11	12/10/2024
Nancy Shalek	02/15/2008	6,360		-	-	12.75	02/15/2018	(4)
	05/06/2008	3,335		-	-	12.75	05/06/2018	(4)
	07/15/2008	1,779		-	-	12.75	07/15/2018	(4)
	09/08/2008	1,346		-	-	12.75	09/08/2018	(4)
	11/24/2008	667		-	-	12.75	11/24/2018	(4)
	02/09/2009	1,502		-	-	12.75	02/09/2019	(4)
	05/22/2009	2,256		-	-	12.75	05/22/2019	(4)
	09/08/2009	902		-	-	12.75	09/08/2019	(4)
	05/24/2010	11,827		-	-	23.00	02/02/2020	(4)
	05/24/2010	9,000		-	-	63.08	02/02/2020	(4)
	05/24/2010	3,000		-	-	76.88	02/02/2020	(4)
	06/01/2012	7,169		-	-	26.00	02/02/2020	(4)
	06/01/2012	999		-	-	63.08	02/02/2020	(4)
	06/01/2012	427		-	-	76.88	02/02/2020	(4)
	08/01/2013	2,000		-	-	23.00	02/02/2020	(4)
Donna L. Dellomo		-		-	-	-	-

(1)	Upon exercise of the options, holders will be entitled to purchase common units of SAC Acquisition LLC.
(2)	Expired on November 1, 2017.
(3)	Cancelled pursuant to that certain Employment Agreement dated October 26, 2017, by and between the Company and Mr. Nelson.
(4)	These options would have expired within 3 months of the termination of service of Ms. Shalek, but the expiration dates were extended pursuant to that certain letter agreement between the Company and Ms. Shalek dated February 2, 2015, for a maximum of 5 years from the date of the letter agreement but in no event exceeding the original expiration date.

69

Retirement or Similar Benefit Plans

401(k) Plan.

Our 401(k) Plan (the “TLC 401(k) Plan”), is designed to provide retirement benefits to all eligible full-time and part-time employees. The TLC 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. The TLC 401(k) Plan calls for elective deferral contributions, safe harbor matching 100% contributions, not to exceed 4% of their compensation with immediate vesting, and profit sharing contributions. All our employees (both full-time and part-time) (except for union employees and nonresident aliens) are eligible to participate in the TLC 401(k) Plan as of the day of the month they complete one (1) month of service and are over the age of 21.

Resignation, Retirement, Other Termination, or Change in Control Agreements

For a description of the material terms of each contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment(s) to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of the Company or a change in the named executive officer’s responsibilities following a change in control, see above under the heading “Employment Arrangements.”

Director Compensation

The following table provides information concerning the compensation paid to persons serving as non-employee directors of our Company for the fiscal year ended January 29, 2017 for whom information has not been disclosed above under the heading “Summary Compensation Table.”

	Fees				Nonqualified
	Earned or			Non-equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Andrew Heyer	-	-	-	-	-	-	-
David Yarnell	-	-	-	-	-	-	-
William Phoenix	-	-	-	-	-	-	-
Jared Rubin	-	-	-	-	-	-	-
Christopher Bradley	-	-	-	-	-	-	-
John Richard Grafer	-	-	-	-	-	-	-

We currently do not have a formal non-employee director compensation policy. During fiscal 2017, we did not pay cash compensation to any non-employee director for his or her service as a director. We reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Our board of directors expects to adopt a non-employee director compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

	Member Annual Fee ($)	Chairman Additional Annual Fee ($)
Board of Directors	[●]	[●]
Audit Committee	[●]	[●]
Compensation Committee	[●]	[●]

70

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of [●], 2017, certain information with respect to the beneficial ownership of our common stock by:

●	each stockholder known by us to be the beneficial owner of more than 5% of our common stock,

●	each of our current directors and Named Executive Officers, and

●	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Except as otherwise noted, the address of each person or entity in the following table is c/o The Lovesac Company, Two Landmark Square, Suite 300, Stamford, Connecticut 06901.

The table below assumes that this offering is consummated with an initial offering price of $[●] per share, the midpoint of the price range on the cover of this prospectus.

	Prior to the Offering			After the Offering
Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage Of Class	Number of Shares of Common Stock		Percentage Of Class(1)
Shawn Nelson	[●]	(2)	*	[●]	(3)	*
Jack A. Krause	[●]	(4)	*	[●]	(5)	*
Donna Dellomo	[●]	(6)	*	[●]	(7)	*
Andrew Heyer(8)	[●]	(9)	[●]	[●]		[●]
David Yarnell	-		*	-		*
William Phoenix	-		*	-		*
Jared Rubin	-		*	-		*
Christopher Bradley	-		*	-		*
John R. Grafer	[●]		[●]	[●]		[●]
Directors and Officers as a group (9 individuals)

Beneficial Owners of more than 5% of our common stock:
SAC Acquisition LLC	15,000,000	(10)	[●]	15,000,000		[●]
Entities affiliated with Mistral	[●]	(11)	[●]	[●]	(11)	[●]
Entities affiliated with Satori	[●]	(12)	[●]	[●]	(13)	[●]

*	Represents beneficial ownership of less than one percent (1%).

(1)	Includes [●] shares of common stock issuable upon the conversion of all outstanding preferred stock at the completion of this offering, assuming a conversion price per share equal to 70% of $[●], the midpoint of the price range on the cover of this prospectus.
(2)	Consists of [●] shares of common stock issuable upon exercise of warrants, exercisable within in 60 days of [●], at an exercise price of $[●], the midpoint of the price range on the cover of this prospectus.
(3)	Consists of [●] shares of common stock issuable upon exercise of warrants, exercisable within in 60 days of [●], at an exercise price of $[●], the midpoint of the price range on the cover of this prospectus.
(4)	Consists of 32,812 shares of common stock underlying awards of restricted stock units previously granted to Mr. Krause, [●] shares of common stock issuable upon conversion of the Series A-2 Preferred Stock, convertible within in 60 days of [●], assuming a conversion price per share equal to 70% of $[●], the midpoint of the price range on the cover of this prospectus, and (ii) [●] shares of common stock issuable upon exercise of warrants, exercisable within in 60 days of [●], assuming an exercise price of $[●], the midpoint of the price range on the cover of this prospectus.
(5)	Consists of [●] shares of common stock issuable upon exercise of warrants, exercisable within in 60 days of [●], assuming an exercise price of $[●], the midpoint of the price range on the cover of this prospectus.
(6)	Consists of 15,000 shares of common stock underlying awards of restricted stock units previously granted to Ms. Dellomo, [●] shares of common stock issuable upon conversion of the Series A-2 Preferred Stock, convertible within in 60 days of [●], assuming a conversion price per share equal to 70% of $[●], the midpoint of the price range on the cover of this prospectus, and (ii) [●] shares of common stock issuable upon exercise of warrants, exercisable within in 60 days of [●], assuming an exercise price of $[●], the midpoint of the price range on the cover of this prospectus.

71

(7)	Consists of [●] shares of common stock issuable upon exercise of warrants, exercisable within in 60 days of [●], assuming an exercise price of [●], the midpoint of the price range on the cover of this prospectus.
(8)	Mistral Sac Carry, LLC (“MSC”), an entity controlled by Mr. Heyer, is the manager of Mistral Sac Holdings 2, LLC (“MSH2”) and Mistral Sac Holdings 3, LLC (“MSH3”). Mistral Sac Holdings, LLC (“MSH” and, together with MSH2 and MSH3, the “Investing Vehicles”) is an investment entity indirectly controlled by Mr. Heyer through Mistral Equity Partners, LP (“MEP”), Mistral Equity Partners QP, LP (“MEP QP”) and MEP Co-Invest, LLC (“MEP Co-Invest”). Mistral Equity GP, LLC (“MEP GP” and, together with MEP, MEP QP, and MEP Co-Invest, the “Mistral Fund Entities”) is the general partner of MEP and MEP QP. By reason of the provisions of Rule 16a-1 of the Exchange Act, (a) the Mistral Fund Entities may be deemed to be beneficial owners of certain of the securities that are deemed to be beneficially owned by Mistral Sac Holdings, LLC (“MSH”), (b) MSC may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MSH2 or MSH3, and (c) Mr. Heyer may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by the Investing Vehicles and/or the Mistral Fund Entities. Mr. Heyer may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the securities reported as beneficially owned by the Investing Vehicles, and MEP GP may be deemed to have an indirect pecuniary interest in an indeterminate portion of the securities reported as beneficially owned by MEP and MEP QP. Mr. Heyer’s business address is c/o Mistral Capital Management, LLC, 650 Fifth Avenue, 31st Floor, New York, NY 10019.
(9)	Represents (a) 15,000,000 shares of common stock directly owned by Sac Acquisition LLC, which is indirectly controlled by Mr. Heyer through MSH, MSH2, and the Mistral Fund Entities, and (b) (i) [●]shares of common stock issuable upon conversion of 670,000 Series A Preferred Stock, in the aggregate, held by the Investing Vehicles, convertible within in 60 days of [●], assuming a conversion price per share equal to 70% of $[●], the midpoint of the price range on the cover of this prospectus, and [●] shares of common stock issuable upon exercise of warrants held by the Investing Vehicles, exercisable within in 60 days of [●] assuming an exercise price of $[●], the midpoint of the price range on the cover of this prospectus.
(10)	These shares have also been included under Mr. Heyer’s name above. See footnotes 8 and 9.
(11)	Includes [●] shares of common stock issuable upon exercise of warrants held by the Investing Vehicles, exercisable within in 60 days of [●], assuming an exercise price of $[●], the midpoint of the price range on the cover of this prospectus. See footnotes 8 and 9.
(12)	Consists of (a) 696,500 shares of Series A-1 Preferred Stock and 280,000 shares of Series A-2 Preferred Stock owned by Satori Capital Strategic Opportunities, LP (“Satori CSO”) and (b) 303,500 shares of Series A-1 Preferred Stock and 120,000 shares of Series A-2 Preferred Stock owned by Satori Capital III, LLC (“SCIII”). Satori Capital Strategic Opportunities GP, LLC (“Satori CSOGP”), is the general partner of Satori CSO and Satori Capital III GP, LLC (“SCIIIGP”), is the general partner of SCIII. SCGPM, LLC is the manager of Satori CSOGP and SCIIIGP and may be deemed to share voting and dispositive power with respect to the shares held by Satori CSO and SCIII. The address for each of these entities is 2501 N. Harwood St., 20th Floor, Dallas, Texas 75201.
(13)	Includes [●] shares of common stock issuable upon exercise of warrants, exercisable within in 60 days of [●], assuming an exercise price of $[●], the midpoint of the price range on the cover of this prospectus.

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of our Company.

72

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since [●], to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Preferred Stock Financings

In March 2017, we issued an aggregate of 1,000,000 shares of our Series A-1 Preferred Stock at a purchase price of $10.00 per share for an aggregate purchase price of $10.0 million and warrants convertible into our common stock with an aggregate exercise price of $7.0 million. Between March 2017 and October 2017, we completed an offering of our Series A Preferred Stock and issued an aggregate of 940,000 shares of our Series A preferred stock at a purchase price of $10.00 per share for an aggregate purchase price of $9.4 million and warrants convertible into our common stock with an aggregate exercise price of $4.7 million. Between October 2017 and December 2017, we issued 411,500 shares of our Series A-2 Preferred Stock at a purchase price of $10.00 per share for an aggregate purchase price of $4.115 million and warrants convertible into our common stock with an aggregate exercise price of $2.88 million. The following table summarizes purchases of preferred stock by holders of more than five percent of our capital stock and their affiliated entities and our directors.

Name	Series A Preferred Stock	Series A-1 Preferred Stock	Series A-2 Preferred Stock		Aggregate Purchase Price
Shawn Nelson	--	--	5,000		$50,000
Jack A. Krause	--	--	1,500		15,000
Donna Dellomo	--	--	5,000		50,000
Entities affiliated with Satori Capital, LLC(1)	--	1,000,000	400,000		14,000,000
Entities affiliated with Mistral(2)	670,000	--	--	(3)	6,700,000

(1)	Consists of (a) 696,500 shares of Series A-1 Preferred Stock and 280,000 shares of Series A-2 Preferred Stock owned by Satori Capital Strategic Opportunities, LP (“Satori CSO”) and (b) 303,500 shares of Series A-1 Preferred Stock and 120,000 shares of Series A-2 Preferred Stock owned by Satori Capital III, LLC (“SCIII”). Satori Capital Strategic Opportunities GP, LLC (“Satori CSOGP”), is the general partner of Satori CSO and Satori Capital III GP, LLC (“SCIIIGP”), is the general partner of SCIII. SCGPM, LLC is the manager of Satori CSOGP and SCIIIGP and may be deemed to share voting and dispositive power with respect to the shares held by Satori CSO and SCIII.
(2)	Consists of 300,000 shares of Series A Preferred Stock held by Mistral Sac Holdings LLC (“MSH”) and 370,000 shares of Series A Preferred Stock owned by Mistral Sac Holdings 3, LLC (“MSH3”). Mistral Sac Carry, LLC (“MSC”) is the manager of MSH and MSH3 and is indirectly controlled by Mr. Heyer through Mistral Equity Partners, LP (“MEP”). By reason of the provisions of Rule 16a-1 of the Exchange Act, the Mistral Fund Entities may be deemed to be beneficial owners of certain of the securities that are deemed to be beneficially owned by MSH and MSH3, and Mr. Heyer may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MSH, MSH3 and/or MSC. Mr. Heyer may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the securities reported as beneficially owned by MSH and MSH3, and may be deemed to have an indirect pecuniary interest in an indeterminate portion of the securities reported as beneficially owned by MSC.
(3)	Mistral Capital Management, LLC has an option to purchase 300,000 shares of Series A-2 Preferred Stock and warrants exercisable into common stock with an aggregate purchase price of $2,100,000.

73

Registration Rights Agreement

In connection with the preferred stock financings discussed above we have entered into amended and restated registration rights agreements with each investor in the financing, including entities affiliated with Satori and Mistral. As described in more detail below, the registration rights agreements provide the holders of preferred stock and the warrants issued in connection therewith with piggyback and demand registration rights as to the common stock issuable upon conversion of the preferred stock and exercise of the warrants. See the section titled “Description of Capital Stock-Registration Rights” for additional information.

Monitoring and Management Services Agreement

On May 24, 2010, the Company and Mistral Capital Management, LLC, or Mistral, entered into a monitoring and management services agreement, as amended on January 25, 2016, (the “Monitoring Agreement”). Certain of our directors are members and principals of Mistral. Pursuant to the terms of the Monitoring Agreement, Mistral agreed to provide certain monitoring and financial advisory services in exchange for an annual fee of $400,000 and the reimbursement of reasonable out-of-pocket expenses incurred in connection with the performance of services under the agreement. The Monitoring Agreement provided for customary exculpation and indemnification provisions in favor of Mistral and each of their respective affiliates.

Upon completion of this offering, the parties have agreed to terminate the Monitoring Agreement, and Mistral will be entitled to the remained of its 2018 annual fee of $400,000, plus any accrued but unpaid expenses incurred prior to termination of the agreement.

For services rendered under the Monitoring Agreement, Mistral received fees totaling $400,000 and $300,000 during the fiscal years 2017 and 2016, respectively.

Blueport Commerce Agreement

On November 16, 2016, the Company entered into an agreement with Blueport Commerce (“Blueport”). Blueport is owned in part by investment vehicles affiliated with Mistral, and certain of our directors are members and principals of Mistral. Pursuant to the agreement with Blueport, Blueport evaluated the Company’s ecommerce platform and developed a transition plan to convert to Blueport’s ecommerce platform for furniture retail.  Fees under this agreement totaled $164,500 in fiscal 2017.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. See “Executive Compensation-Employment Arrangements.”

Related Party Transactions Policy

In connection with this offering, we will adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, the audit committee will be responsible for reviewing and approving related party transactions. The policy will apply to transactions, arrangements and relationships (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the aggregate amount involved will, or may be expected to, exceed $120,000 with respect to any fiscal year, and where we (or one of our subsidiaries) are a participant and in which a related party has or will have a direct or indirect material interest. In the course of reviewing potential related party transactions, the audit committee will consider the nature of the related party’s interest in the transaction; the presence of standard prices, rates or charges or terms otherwise consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for the Company entering into the transaction with the related party; the potential effect of the transaction on the status of a director as an independent, outside or disinterested director or committee member; and any other factors the audit committee may deem relevant.

74

Description of Capital Stock

General

The following description of our capital stock summarizes the most important terms of our capital stock as they are expected to be in effect upon the closing of this offering. The descriptions of our capital stock and certain provisions of our certificate of incorporation, certificates of designation and bylaws are summaries and are qualified by reference to the certificate of incorporation, applicable certificate of designation and bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

We are authorized to issue 100,000,000 shares of common stock, par value $.00001 per share, and 25,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

As of [●], 2017, we had 15,000,000 shares of common stock issued and outstanding held by one stockholder of record. Immediately prior to this offering, we intend to (i) convert all of our outstanding shares of preferred stock into [●] shares of common stock, (ii) effect a 1-for-[●] reverse stock split of our common stock, (iii) file an amended and restated certificate of incorporation, and (iv) adopt amended and restated bylaws.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Dividends

Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding, including without limitation, the liquidation preference payable to holders of our Preferred A Shares (as defined below).

Rights and Preferences

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Fully Paid and Non-assessable

All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and non-assessable.

75

Preferred Stock

As of [●], 2017, we had 2,351,500 shares of preferred stock issued and outstanding designated as follows: (i) 2,000,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) authorized, of which 940,000 shares are issued and outstanding, (ii) 1,000,000 shares Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Shares”) authorized, of which 1,000,000 shares are issued and outstanding, and (iii) 700,000 shares of Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred Shares” and collectively with the Series A Preferred Shares, the “Preferred A Shares”) authorized, of which 411,500 are issued and outstanding. Immediately prior to this offering, we intend to (i) convert all of our outstanding shares of preferred stock into [●] shares of common stock, (ii) file an amended and restated certificate of incorporation, and (iii) adopt amended and restated bylaws.

Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to authorize and issue up to 21,288,500 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue up to 1,160,000 additional Series A Preferred Shares and 288,500 additional Series A-2 Preferred Shares. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of any additional preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of any additional preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. Each of the foregoing could harm the market price of our common stock.

Voting Rights

The holders of our Preferred A Shares are entitled to vote with the common stock on an as converted basis. In addition, the Preferred A Shares have all voting rights required by law and certain of the Preferred A Shares have consent rights with respect to, among other things, (i) taking actions adversely affecting the rights, preferences and privileges of the Preferred A Shares; (ii) amending the certificate of incorporation; (iii) issuing senior or pari passu securities; and (iv) declaring and paying dividends or repurchasing equity.

Dividends

The Preferred A Shares accrue dividends at a rate of 8% per annum. The Preferred A Shares are senior preferred equity securities of the Company, and our certificates of designation contain customary provisions restricting the payment of dividends on and the repurchase of, junior equity securities until all accrued dividends on the Preferred A Shares have been paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, or any deemed liquidation event, including certain mergers or sales of all or substantially all of our assets, the holders of our Preferred A Shares will be entitled to the greater of (i) $10.00 per Preferred A Share plus accrued and unpaid dividends, subject to adjustment, or (ii) such amount per Preferred A Share as would have been payable had all Preferred A Shares been converted into common stock immediately before such liquidation event, in either case before any payment is made to the holders of our common stock or other junior securities.

Fully Paid and Non-assessable

All outstanding shares of preferred stock are, and the preferred stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and non-assessable.

Conversion

Holders of the Preferred A Shares have the right but not the obligation to convert all or a portion of the Preferred A Shares into shares of our common stock at a conversion price equal to 70% of the price per share of our common stock in this offering. However, the holders of all preferred stock have agreed that the Preferred A Shares will automatically convert into shares of common stock of the Company on the closing of this offering at the conversion price described above.

76

Warrants

We have issued and outstanding three series of common stock warrants: (i) Series A Warrants, (ii) Series A-1 Warrants, and (iii) Series A-2 Warrants (the “Warrants”). The aggregate exercise price of the Series A Warrants is $4.7 million, the aggregate exercise price for the Series A-1 Warrants is $7 million and the aggregate exercise price for the Series A-2 Warrants is $2.88 million. Upon, exercise, the holders of the Warrants can purchase shares of common stock at a price equal to the price per share of our common stock in this offering.

Each Warrant expires on the earlier of (a) the third (3rd) anniversary of the date of the offering, (b) the fifth (5th) anniversary of the applicable Warrant issue date, or (c) the occurrence of a deemed liquidation of the Company. The Warrants allow for cashless exercise only in the event that the underlying shares are not registered or qualified for resale. The Company may force the holders to exercise their Warrant or the Company may redeem each Warrant for a nominal price if, at any time following the one-year anniversary of the issuance of such Warrant, (i) the Company has been listed on a national securities exchange, (ii) the common stock underlying the warrants have been registered or qualified for resale or the holders otherwise have the ability to trade the underlying common shares without restriction following a cash exercise, (iii) the 30-day volume-weighted daily average price of the Company’s common stock exceeds 200% of the exercise price of the Warrants, as equitably adjusted for any stock splits, dividends or transactions having a similar effect, and (iv) the average daily trading volume is at least 200,000 shares of common stock during the 30-day period prior to the forced exercise or redemption.

The Warrants also include anti-dilution protection provisions, which provide that if any shares of common stock are issued at a price less than then the current exercise price of such Warrant, or if any warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for shares of common stock are issued with an exercise price less than the then current exercise price of such Warrant, then the exercise price of such Warrant will automatically be reduced to the issuance price of such new shares of common stock or the exercise price of such warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for shares of common stock. These anti-dilution provisions do not apply in the case of an issuance of certain excluded securities including certain options and other equity incentive awards to directors and officers. Upon completion of this offering these anti-dilution provisions terminate.

Stockholder Registration Rights

We are party to an amended and restated registration rights agreement which provides that holders of our Preferred A Shares have certain registration rights as to the common stock issuable upon exercise of the Preferred A Shares and the Warrants, as set forth below. This registration rights agreement was entered into in connection with our preferred stock financing in 2017. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include and require the holders enter into customary lock-up agreements.

Piggyback Registration Rights

With certain exceptions, in the event that we propose to register any of our securities under the Securities Act following this offering, either for our own account or for the account of other security holders, the Holders will be entitled to certain “piggyback” registration rights, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the Holders will be entitled to notice of the registration and have the right, subject to limitations that the underwriter may impose on the number of shares included in the registration, to include their Registrable Securities in the registration.

Demand Registration Rights

We agreed to use reasonable best efforts to qualify and remain qualified to register the offer and sale of securities pursuant to a registration statement on Form S-3 or any similar short-form registration statement or successor form (“Short-Form Registration Statement”), beginning one (1) year after the closing of this offering. When we have qualified to register the offer and sale of securities on a Short-Form Registration Statement, the holders may require us to register all or any portion of their Registrable Securities, in an unlimited number of registrations, pursuant to such Short-Form Registration Statement.

77

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain, or will contain, provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; a proxy contest; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interest, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Appointment and Removal of Directors

Our certificate of incorporation and our bylaws will provide that any vacancies resulting from death, resignation, disqualification, removal or other causes and newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of a majority vote of the directors then in office, unless the board of directors determines such vacancy shall be filled by stockholders. This provision restricting the filling of vacancies will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. In addition, our certificate of incorporation and our bylaws provide that a member of our board of directors may be removed with or without cause by the vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors.

Advance Notice Procedures

Our certificate of incorporation and our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

78

Delaware Anti-Takeover Statute

We will be subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not intend to opt out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amendment of Certificate of Incorporation Provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. A majority vote of our board of directors or the affirmative vote of holders of at least 75% of the total votes of our outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal the bylaws. In addition, the affirmative vote of the holders of at least 66 2/3% of the total votes of our outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal, or to adopt any provisions inconsistent with, any of the provisions in our certificate of incorporation relating to amendments to our certificate of incorporation or bylaws and as described under “Action by written consent; special meetings of stockholders”, “Classified board” and “Removal of directors” above. This requirement of a supermajority vote to approve amendments to our Bylaws and Certificate of Incorporation could enable a minority of our stockholders to exercise veto power over any such amendments.

Limitation on Director’s Liability

Our certificate of incorporation and bylaws will require us to indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which result in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. We intend to adopt these limitation on our directors’ personal liability to the Company and our stockholders to the maximum extent permitted under Delaware law. The effect of these provisions will be to eliminate the rights of our Company and our stockholders (through stockholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Exchange Listing

We have applied to list our stock on the Nasdaq Global Market under the symbol “LSAC.”

Transfer Agent and Registrar

Upon completion of his offering, the transfer agent and registrar for our common stock will be [American Stock Transfer & Trust Company, LLC].

79

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock from time to time and could impair our ability to raise equity capital in the future. Only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below. Sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based upon the number of shares outstanding as of [●], 2017, upon the closing of this offering, we will have outstanding an aggregate of [●] shares of common stock, assuming no exercise of the underwriter’s option to purchase additional shares of common stock and no exercise of outstanding preferred stock or warrants. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act (“Rule 144”), or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below. Subject to the lock-up arrangements described below and the provisions of Rule 144, these restricted securities will be available for sale in the public market after the date of this prospectus.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under the Equity Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [●] shares immediately after the closing of this offering based on the number of common shares outstanding as of [●].

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. Further, all Rule 701 shares are subject to lock-up agreements as described below and will only become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to the Equity Plan. This registration statement will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

80

Lock-Up Arrangements

We, all of our directors and executive officers and holders of substantially all of our shares of capital stock and securities exercisable for or convertible into shares of our common stock outstanding immediately upon the closing of this offering, have agreed with the underwriter that, during the period ending on, and including, the 180th day following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section of this prospectus titled “Underwriting.”

Registration Rights

Upon the closing of this offering, the holders of [●] shares of our common stock issuable upon conversion of outstanding convertible preferred stock and shares of common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of common stock issuable upon conversion of such shares of common stock under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock-Stockholder Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum or Medicare contribution tax on net investment income, and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes (not addressed, for example, are gift and estate taxes). Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, “foreign governments,” international organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “conversion transaction,” or other risk reduction strategy, partnerships and other pass-through entities, and investors in such partnerships or pass-through entities (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences.

81

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation), are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S, federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

Distributions

Subject to the discussion below regarding backup withholding and foreign accounts, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed Internal Revenue Service (“IRS”), Form W-8BEN, W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends.

In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Withholding tax is generally not imposed on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes that receives effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

82

If you are a Non-U.S. Holder described in (a) above, you generally will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate constituted (by fair market value) at least half of our total worldwide real property interests plus business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of our common stock to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or certain financial middlemen) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed appropriate IRS Form W-8 or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is considered effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and, for any disposition occurring on or after January 1, 2019, the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and, for any disposition occurring on or after January 1, 2019, the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

83

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, as the underwriter for this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, [●] shares of our common stock.

The underwriting agreement provides that the obligation of the underwriter to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

We have granted the underwriter an option to buy up to an additional [●] shares of common stock from us at the public offering price, less the underwriting discounts, to cover over-allotments, if any. The underwriter may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus; however, the underwriter may only exercise the option once.

Discounts, Commissions and Expenses

The underwriter proposes to offer to the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[●] per share. After this offering, the public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriter, the underwriter will be deemed to have received compensation in the form of underwriting discounts. The underwriter’s discount will be [●]% of the gross proceeds of this offering, or $[●] per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus.

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $[●] and are payable by us. We have also agreed to reimburse Roth Capital Partners, LLC at closing for legal expenses incurred by it in connection with the offering up to a maximum of $250,000.

The following table shows the underwriting discounts payable to the underwriter by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriter):

Total
	Per Share	Without Over- allotment	With Over- allotment
Public offering price	$
Underwriting discounts paid by us	$

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter or such other indemnified parties may be required to make in respect of those liabilities.

84

Underwriter Warrants

We have agreed to issue to Roth Capital Partners, LLC a warrant initially exercisable for up to [●] shares of common stock ([●] shares if the overallotment option is exercised). The warrant is not included in the securities being sold in this offering. The shares of common stock issuable upon exercise of the warrant are identical to those offered by this prospectus. The warrant is exercisable at a per share price equal to 120% of the initial public offering price per share in this offering. The warrant will be exercisable at any time, and from time to time, in whole or in part, until the fifth anniversary of the effective date of this offering, in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrant and the shares of common stock underlying the warrant have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up. Roth Capital Partners, LLC (or its permitted assignees) will not sell, transfer, assign, pledge or hypothecate the warrant or the securities underlying the warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrant or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of shares of common stock issuable upon exercise of the warrant will be adjusted in certain circumstances, including in the event of a stock dividend, cash dividend or our recapitalization, reorganization, merger or consolidation.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners, LLC for a period of 180 days following the date of this prospectus (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants and (iv) the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.

In addition, each of our directors, officers and stockholders has entered into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors, officers and stockholders may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, LLC for a period of 180 days from the closing date of this offering. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors, officers and stockholders are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriter’s website or our website and any information contained in any other websites maintained by the underwriter or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Discretionary Accounts

The underwriter does not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

85

Market Information

We will apply to Nasdaq to list shares of our common stock under the symbol “LSAC.”

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriter. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

●	the history of, and prospects for, our Company and the industry in which we compete;

●	our past and present financial information;

●	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

●	the present state of our development; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriter sells more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

86

In addition, the underwriter may engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on a national securities exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

The underwriter and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

European Economic Area

This prospectus does not constitute an approved prospectus under Directive 2003/71/EC and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented Directive 2003/71/EC (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

        (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

 (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriter for any such offer; or

        (c)   in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

87

United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive (2003/71/EC), and have not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to, (1) persons who receive this prospectus outside of the United Kingdom, and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

The underwriter has represented, warranted and agreed that:

(a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any of the shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)   it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant.

Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

88

Legal Matters

The validity of the securities being offered by this prospectus has been passed upon for us by Duane Morris LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriter by DLA Piper LLP (US), Phoenix, Arizona.

Experts

The financial statements as of and for the year ended January 29, 2017, included in this prospectus and in the registration statement have been audited by Marcum LLP, an independent registered public accounting firm, to the extent and period as set forth in their report thereon dated December 20, 2017, appearing elsewhere herein and in the registration statement, in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

The financial statements as of and for the year ended January 31, 2016, included in this prospectus and in the registration statement have been audited by Fiondella, Milone & LaSaracina LLP, an independent registered public accounting firm, to the extent and period as set forth in their report thereon dated December 20, 2017, appearing elsewhere herein and in the registration statement, in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

No expert named in the registration statement of which this prospectus forms a part as having prepared or certified any part thereof (or named as having prepared or certified a report or valuation for use in connection with such registration statement) or counsel named in this prospectus as having given an opinion upon the validity of the securities being offered pursuant to this prospectus or upon other legal matters in connection with the registration or offering of such securities was employed for such purpose on a contingency basis. At the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of such registration statement or that part of such registration statement to which such preparation, certification or opinion relates, no such person had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our Company or any of its parents or subsidiaries. Nor was any such person connected with our Company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Where You Can Find More Information

We will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Such filings are available to the public over the internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits.

You may review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E. Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room. Our filings and the registration statement can also be reviewed by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

89

the lovesac company

Financial Statements

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

 THE LOVESAC COMPANY

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-2

THE LOVESAC COMPANY

F-3

THE LOVESAC COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

	July 30, 2017	January 29, 2017
	(unaudited)	(Note 1)
Assets

Current Assets
Cash and cash equivalents	$773,845	$878,696
Trade accounts receivable	1,808,105	1,008,515
Merchandise inventories	12,909,162	9,433,019
Prepaid expenses and other current assets	2,972,119	1,898,226

Total Current Assets	18,463,231	13,218,456

Property and Equipment, Net	9,006,570	6,593,531

Other Assets
Goodwill	143,562	143,562
Other intangible assets, net	562,935	571,817
Deferred financing costs, net	145,373	192,654

Total Other Assets	851,870	908,033

Total Assets	$28,321,671	$20,720,020

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$8,431,152	$7,102,029
Accrued expenses	219,541	439,607
Payroll payable	1,139,814	947,174
Customer deposits	811,253	695,398
Sales taxes payable	493,195	489,009
Line of credit	2,263,424	-
Note payable	--	194,530

Total Current Liabilities	13,358,379	9,867,747

Deferred rent	842,759	703,643

Line of credit	--	3,098,777

Total Liabilities	14,201,138	13,670,167

Stockholders’ Equity
Preferred Stock $.00001 par value, 25,000,000 shares authorized, 1,688,500 and 0 shares issued as of July 30, 2017 and January 29, 2017, respectively.	17	--
Common Stock $.00001 par value, 100,000,000 shares authorized, 15,000,000 shares issued as of July 30, 2017 and January 29, 2017, respectively.	150	150
Additional paid-in capital	70,623,636	57,801,358
Accumulated deficit	(56,503,270)	(50,751,655)

Total Stockholders’ Equity	14,120,533	7,049,853

Total Liabilities and Stockholders’ Equity	$28,321,671	$20,720,020

The accompanying notes are an integral part of these condensed consolidated financial statements

F-4

THE LOVESAC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Twenty-six weeks ended	Twenty-six weeks ended
	July 30, 2017	July 31, 2016

Net Sales	$38,377,588	$30,523,635

Cost of Merchandise Sold	17,757,692	14,685,607

Gross Profit	20,619,896	15,838,028

Selling, general and administrative expenses	26,142,423	21,828,363

Operating Loss	(5,522,527)	(5,990,335)

Other
Interest expense	229,088	312,267

Loss before income taxes	(5,751,615)	(6,302,602)

Income tax provision

Net Loss	$(5,751,615)	$(6,302,602)

Net loss per common share:
Basic and diluted	$(0.40)	$(0.46)
Weighted average number of common shares outstanding:
Basic and diluted	15,000,000	13,675,681

The accompanying notes are an integral part of these condensed consolidated financial statements

F-5

THE LOVESAC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Twenty-six weeks ended July 30, 2017	Twenty-six weeks ended July 31, 2016
Cash Flows from Operating Activities
Net loss	$(5,751,615)	$(6,302,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	573,011	1,032,855
Amortization of other intangible assets	112,631	120,614
Amortization of deferred financing fees	72,282	26,722
Equity based compensation	--	18,428
Deferred rent	139,117	97,459
Changes in operating assets and liabilities:
Trade accounts receivable	(799,590)	503,195
Merchandise inventories	(3,476,143)	(662,964)
Prepaid expenses and other current assets	(1,073,893)	(789,168)
Accounts payable and accrued expenses	1,305,883	(204,643)
Customer deposits	115,855	(133,827)
Net Cash Used in Operating Activities	(8,782,462)	(6,293,931

Cash Flows from Investing Activities
Purchase of property and equipment	(2,986,051)	(1,381,476)
Payments for other intangible assets	(103,749)	(57,659)

Net Cash Used in Investing Activities	(3,089,800)	(1,439,135)

Cash Flows from Financing Activities
Proceeds from sale of equity	--	8,266,205
Proceeds from the sale of preferred stock and warrants	12,822,294	--
Proceeds from note payable	--	500,000
Principal payments on note payable	(194,530)	(33,029)
Net paydowns of the line of credit	(835,353)	(211,947)
Payments of deferred financing costs	(25,000)	(113,882)
Net Cash Provided by Financing Activities	11,767,411	8,407,347

Net Change in Cash and Cash Equivalents	(104,851)	674,281

Cash and Cash Equivalents - Beginning	878,696	208,836

Cash and Cash Equivalents - End	$773,845	$883,117

Supplemental Cash Flow Disclosures
Cash paid for interest	$156,864	$193,488

The accompanying notes are an integral part of these condensed consolidated financial statements

F-6

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation, Operations and Liquidity

The condensed consolidated balance sheet The Lovesac Company (the “Company”) as of January 29, 2017, which has been derived from the Company’s audited financial statements as of and for the year ended January 29, 2017, and the accompanying interim unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. Certain information and note disclosures normally included in annual financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), have been condensed or omitted pursuant to those rules and regulations. The financial information presented herein, which is not necessarily indicative of results to be expected for the full current fiscal year, reflects all adjustments which, in the opinion of management, are necessary for a fair presentation of the interim unaudited condensed consolidated financial statements. Such adjustments are of a normal, recurring nature. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s audited consolidated financial statements for the fiscal year ended January 29, 2017.

Due to the seasonality of the Company’s business, with the majority of the Company’s activity occurring in the second half of the fiscal year, the results of operations for the twenty-six weeks ended July 30, 2017 and July 31, 2016 are not necessarily indicative of results to be expected for the full fiscal year.

The Company was formed in the State of Delaware on January 3, 2017, in connection with a corporate reorganization with SAC Acquisition LLC, a Delaware limited liability company, the predecessor entity to the Company and current majority shareholder of the Company. Pursuant to the terms of the reorganization, which was completed on March 22, 2017, SAC Acquisition LLC assigned and the Company assumed all rights, title and interest to all assets and liabilities, including the intellectual property, that is currently owned by the Company, in exchange for 15,000,000 shares of common stock of the Company.

The Company designs and sells foam filled furniture, sectional couches, and related accessories throughout the world. As of July 30, 2017, the Company operated over 60 leased retail showrooms located throughout the United States. In addition, the Company operates a retail internet website and does business to business transactions through its wholesale operations principally with Costco.

F-7

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation, Operations and Liquidity (Continued)

The Company has incurred significant operating losses and used cash in its operating activities since inception. Operating losses have resulted from inadequate sales levels for the cost structure and expenses as a result of expanding into new markets. The Company continues to enter into new retail showrooms in larger markets in an effort to increase sales levels and invest in marketing initiatives to increase brand awareness. Of course there can be no assurance that the anticipated sales levels will be achieved. The Company believes that based on its capital raises subsequent to year end, see Note 8, and its current sales and expense levels in 2018 to date, the Company will have sufficient working capital to cover operating cash needs through the twelve months period from the financial statement issuance date.

Note 2 – Recent accounting Pronouncements

Except as described below, the Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

In August 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update (“ASU”) No. 2015-14, which defers the effective date of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) by one year. ASU 2015-14 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. As a result, ASU 2015-14 is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, which for the Company is fiscal 2020. Earlier application is permitted. The Company is in the process of determining how this update will impact the Company’s consolidated financial statements and the notes thereto going forward.

In May 2014, the FASB issued ASU No. 2016-08 Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”). ASU 2016-08 amends the principal versus agent guidance in the new revenue standard. ASU No. 2016-08 retains the guidance that the principal in an arrangement controls a good or service before it is transferred to a customer. ASU No. 2016-08 clarifies how an entity should identify the unit of accounting for principal versus agent evaluation and how it should apply the control principle to certain types of arrangements, such as service transactions. ASU 2016-08 also reframes the indicators to focus on evidence that an entity is acting as a principal rather than an agent, revise examples in the new standard and add new examples. The Company has not yet determined the effect of the adoption of ASU 2016-08 will have on the Company’s consolidated financial position and results of operations.

F-8

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recent accounting Pronouncements (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 amends lease guidance to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. Management is currently evaluating the impact ASU 2016-02 will have on the Company’s consolidated financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the simplified areas apply only to nonpublic entities. ASU 2016-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted in any interim or annual period. If an entity early adopts ASU 2016-09 in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Methods of adoption vary according to each of the amendment provisions. Management is currently evaluating the impact ASU 2016-09 will have on the Company’s consolidated financial position and results of operations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Clarification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which eliminates the diversity in practice related to classification of certain cash receipts and payments in the statement of cash flows, by adding or clarifying guidance on eight specific cash flow issues. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company has not yet determined the effect of the adoption of ASU 2016-15 will have on the Company’s consolidated financial position and results of operations.

F-9

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recent accounting Pronouncements (Continued)

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260) Distinguishing Liabilities from Equity (Topic 480) Derivatives and Hedging (Topic 815) (“ASU 2017-11”) which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of ASU 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period.

The Company early adopted ASU 2017-11 and applied its provisions which allowed the Company to account for the warrants issued along with the preferred raise in 2018 as equity versus a liability, see Note 8.

Note 3 – Goodwill and Other Intangible Assets, Net

In accordance with US GAAP, goodwill is not amortized, but rather tested for impairment at least annually by comparing the estimated fair values to their carrying values. There was no impairment of goodwill as and for the 26 weeks ended of July 30, 2017 or July 31, 2016.

A summary of other intangible assets follows:

		July 30, 2017
		Gross		Net
	Estimated	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Amount

Patents	10 years	$947,613	$(638,187)	$309,427
Trademarks	3 years	563,691	(449,980)	113,710
Other Intangibles	5 years	919,733	(779,935)	139,798
Total		$2,431,037	$(1,868,102)	$562,935

		January 29, 2017
		Gross		Net
	Estimated	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Amount

Patents	10 years	$933,463	$(606,110)	$327,353
Trademarks	3 years	544,322	(419,481)	124,841
Other intangibles	5 years	849,503	(729,880)	119,623
Total		$2,327,288	$(1,755,471)	$571,817

F-10

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Goodwill and Other Intangible Assets, Net (Continued)

There were no triggering events during the twenty-six weeks ended July 30, 2017 or July 31, 2016 that would indicate potential impairment and the requirement to review the carrying value of goodwill and intangible assets.

Amortization expense associated with intangible assets subject to amortization is included in selling, general and administrative expense on the accompanying condensed consolidated statements of operations. Amortization expense for intangible assets subject to amortization was $112,631 and $120,614 for the twenty-six weeks ended July 30, 2017 and July 31, 2016, respectively. As of July 30, 2017, estimated future amortization expense associated with intangible assets subject to amortization is as follows:

Remainder of Fiscal 2018	$105,113
2019	100,303
2020	66,877
2021	50,079
2022	44,254
Thereafter	196,309
$562,935

 Note 4 – Income Taxes

The Company continues to provide a full valuation allowance against its net deferred tax assets due to the uncertainty as to when business conditions will improve sufficiently to enable it to utilize its deferred tax assets. As a result, the Company did not record a Federal or state tax benefit on its operating losses for the twenty-six weeks ended July 30, 2017 and July 31, 2016.

The Company does not anticipate any material adjustments relating to unrecognized tax benefits within the next twelve months; however, the ultimate outcome of tax matters is uncertain and unforeseen results can occur. the Company had no material interest or penalties during fiscal 2017 or fiscal 2016, and the Company does not anticipate any such items during the next twelve months. the Company’s policy is to record interest and penalties directly related to uncertain tax positions as income tax expense in the condensed consolidated statements of operations.

F-11

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Basic and Diluted Net Loss Per Common Share

The following table presents the calculation of loss per share for the twenty-six weeks ended July 30, 2017 and July 31, 2016:

	2017	2016
Numerator:
Net loss, as reported	$(5,751,615)	$(6,302,602)
Unpaid dividends accumulated on preferred shares	(287,032)	--
Net loss attributed to common shares	$(6,038,647)	$(6,302,602)
Denominator:
Weighted average shares outstanding	15,000,000	13,675,681
Basic and diluted loss per share	(0.40)	(0.46)

Diluted net loss per common share includes, in periods in which they are dilutive, the effect of those potentially dilutive securities where the average market price of the common stock exceeds the exercise prices for the respective periods.

During the twenty-six weeks ended July 30, 2017 and July 31, 2016 there were 1,476,417 and 96,271, respectively, potentially dilutive shares of common stock related to stock options of 51,231 and warrants of 45,040, which were excluded from the diluted loss per share calculation because the effect of including these potentially dilutive shares was antidilutive.

Note 6 – Contingencies And Related Parties

Legal Contingency

The Company is involved in various legal proceedings in the ordinary course of business. Management cannot presently predict the outcome of these matters, although management believes, based in part on the advice of counsel, that the ultimate resolution of these matters will not have a materially adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Related Parties

Mistral Capital Management, LLC (“Mistral”), an affiliate of an owner of the Company, performs management services for the Company under a contractual agreement. Management fees and expenses totaled approximately $332,000 and $258,000 for the twenty-six weeks ended July 30, 2017 and July 31, 2016, respectively, and are included in selling, general and administrative expenses. Amounts payable to Mistral as of July 30, 2017 and January 29, 2017 were $0 and $129,530, respectively and are included in accounts payable in the accompanying balance sheets.

F-12

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Contingencies And Related Parties (Continued)

Related Parties (continued)

The Company engaged Blueport Commerce (“Blueport”), a company that investment vehicles affiliated with Mistral have equity in, during fiscal 2017 to evaluate a transition plan to convert to the Blueport Commerce platform. There were no fees incurred with Blueport during the twenty-six weeks ended July 30, 2017 and July 31, 2016. Amounts payable to Blueport as of July 30, 2017 and January 29, 2017 were $0 and $82,250, respectively and are included in accounts payable in the accompanying balance sheet.

Satori Capital, LLC (“Satori”), an owner of the Company since April 2017, performs management services for the Company under a contractual agreement. Management fees totaled approximately $51,000 for the twenty-six weeks ended July 30, 2017 and are included in selling, general and administrative expenses. There was no amounts payable to Satori as of July 30, 2017 or January 29, 2017.

Note 7 – Financing Arrangements

note payable

In July 2016, the Company entered into a one year Note Payable arrangement for $500,000 with American Express Merchant Financing (“Amex”) that bears interest at 3.5%. Principal and interest payments on this note are done by Amex withholding 6% of the Company’s Amex credit card remittances. The note expired on June 29, 2017, and was paid in full during the 26 weeks ended July 31, 2016. There was $194,530 outstanding at January 29, 2017.

Credit Line

The Company has a line of credit with Siena Lending Group, LLC (the “Lender”) to borrow up to $7 million, which matures on May 14, 2018.  Borrowings are limited to lesser of 75% of inventory or 85% of the net orderly liquidation value of inventory and may be reduced by certain liabilities of the Company. All amounts outstanding shall bear interest at the base rate, which is defined as the greatest of (i) Prime Rate published by The Wall Street Journal, (ii) Federal Funds Rate plus 0.5% or (iii) 3.25%, plus 3% (7% at July 30, 2017 and 6.75% January 29, 2017).  The line is subject to a monthly unused line fee of ..75%. The agreement is secured by the 1st lien on substantially all assets of the Company.  The outstanding balance was $2,263,424 as of July 30, 2017 and $3,098,777 as of January 29, 2017.

The loan agreement calls for certain covenants including, a timing of the financial statements threshold and a minimum excess availability threshold.

Note 8 – Stockholders’ Equity

In March 2017 and June 2017 the Company, completed financing transactions with Mistral SAC Holdings, LLC. As part of the transactions, the Company received $3,748,418 (net of issuance costs of $136,582) in cash in exchange for 389 Series A Preferred units (389,000 shares of preferred stock) and warrants to purchase 280,367 common stock, subject to adjustments in the exercise price as defined below. The units carry an annual dividend of 8% compounded. The units also carry conversion rights dependent upon certain events occurring, as defined in the agreement.

F-13

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Stockholders’ Equity (Continued)

In April 2017 and May 2017, the Company, completed financing transactions with entities controlled by Satori. As part of the transactions, the Company received $9,073,877 in cash (net of issuance costs of $926,123) in exchange for 1,000 Series A-1 Preferred Units (preferred stock equivalent of 1,000,000 shares) and warrants to purchase 984,982 common stock, subject to adjustments in the exercise price as defined below. The units carry an annual dividend of 8% compounded. The units also carry conversion rights dependent upon certain events occurring, as defined in the agreement.

Common Stock Warrants

In March 2017, the Company completed a financing transaction with Mistral SAC Holdings, LLC in which the Company converted preferred stock in SAC Acquisition LLC to 300 Series A Preferred Units (300,000 shares of preferred stock) and warrants to purchase 211,068 common stock, subject to adjustments in the exercise price as defined below. The units carry an annual dividend of 8% compounded. The units also carry conversion rights dependent upon certain events occurring, as defined in the agreement.

In connection with the financing above, the Company issued warrants to investors to purchase shares of the Company’s common stock in connection with fund raising activities. Warrants may also be issued to individuals or companies in exchange for services provided for the company. The Warrant shall expire on the first to occur of (a) three (3) years from the date of the earlier of (x) a Qualified IPO or (y) a Qualified Financing, whichever comes first, (b) the fifth (5th) anniversary of the Issue Date, or (c) the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or Deemed Liquidation Event, as such term is defined in the Company’s Certificate of Incorporation, (as amended from time to time, including any Certificates of Designation filed pursuant thereto).

As of July 30, 2017, the total warrants outstanding were issued to purchase an aggregate total of $10,492,500 or 1,476,417 shares of common stock subject to adjustments in the exercise price as defined below. Each warrant expires no later than five years from the date of issuance and is exercisable for $7.11 per share. The Warrant may be exercised at any time following the Issue Date during the period prior to the Expiration Date. The fair value of each warrant is estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on comparable Company’s historical volatility, which management believes represents the most accurate basis for estimating expected future volatility under the current circumstances. The risk-free rate is based on the U.S. Treasury yield in effect at the time of the grant. The fair value of stock was determined by using a comparable company analysis. The assumptions used to calculate the fair value of the common stock warrants granted during the twenty-six weeks ended July 30, 2017 are noted in the following table:

Expected volatility	38%
Expected dividend yield	0
Expected term (in years)	4.76-4.90
Risk-free rate	1.46%
Fair value of stock	$5.79
Calculated fair value of warrant	$1.60-$1.63

F-14

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 –Stockholders’ Equity (Continued)

Common Stock Warrants (continued)

Total warrants outstanding as of July 30, 2017, were as follows:

	Average Exercise Price	Number of Warrants	Weighted average remaining contractual life (yrs)

Outstanding at January 29, 2017	-	-	-
Warrants issued	$7.11	1,476,417	4.78
Exercised	-	-	-
Expired and canceled	-	-	-

Outstanding at July 30, 2017	$7.11	1,476,417	4.57

In order to prevent dilution of the purchase rights granted under the warrants, the exercise price and the number of warrant shares issuable upon exercise of the warrants shall be subject to adjustment from time to time.

In the event the Company shall at any time after the issue date of the warrants and until the earliest of (i) following the completion of a qualified IPO, two (2) years after the issue date, or (ii) the completion of a qualified financing, issue additional shares of common stock, without consideration or for a consideration per share less than the applicable exercise price in effect immediately prior to such issue, then the exercise price shall be reduced, concurrently with such issue, to the consideration per share received by the Company for such issue or deemed issue of the additional shares of common stock; provided that if such issuance or deemed issuance was without consideration, then the Company shall be deemed to have received an aggregate of $.00001 of consideration for all such additional shares of common stock issued or deemed to be issued.

The Company early adopted ASU 2017-11, which addresses the accounting for warrants with down round features that result in the strike price being reduced on the basis of the pricing of future equity offerings. which allowed the Company to account for the warrants issued along with the preferred raise in fiscal 2018 as equity versus a liability.

F-15

THE LOVESAC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Employee Benefit Plan

In February 2017, The Lovesac Company established The Lovesac Company 401(k) Plan (the “Plan”) with Elective Deferrals beginning May 1, 2017. The Plan calls for Elective Deferral Contributions, Safe Harbor Matching Contributions and Profit Sharing Contributions. All employees of The Lovesac Company (except for union employees and nonresident aliens) will be eligible to participate in the Plan as of the day of the month which is coincident with or next follows the date on which they attain age 21 and complete 1 month of service. Participants will be able to contribute up to 100% of their eligible Compensation to the plan. The employer contributions to the Plan for the twenty-six months ended July 30, 2017 was $30,655.

Note 10 – Subsequent Events

The Company has evaluated events and transactions subsequent to July 30, 2017 through the date the consolidated condensed financial statements were issued.

In September, October and November 2017, the Company, completed financing transactions with Mistral SAC Holdings, LLC. As part of the transactions, the Company received $2,137,551 (net of issuance costs of $237,450) in cash in exchange for 235 Series A Preferred units (preferred stock equivalent of 235,000 shares.

In September 2017, the Company engaged Roth Capital Partners, LLC, for a period of 180 days, as the Company’s sole book running underwriter with respect to the Company’s proposed initial public offering of securities.

In October 2017, the Company completed a financing transaction with Satori and as part of the transaction the Company received $3,970,000 in cash (net of issuance costs of $30,000) in exchange for 400 Series A-2 Preferred Units (preferred stock equivalent of 400,000 shares) and warrants.

In October 2017, the Company entered into an option agreement with Mistral, pursuant to which Mistral has the right to purchase $2,885,000 of Series A-2 Preferred Stock and $2,019,500 of warrants. The option agreement expires on December 31, 2017.

In October 2017, the Board approved The Lovesac Company 2017 Equity Incentive Plan which provides for Awards in the form of Options, Stock Appreciation rights, Restricted Stock Awards, Restricted Stock Units, Performance shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards. There are 1,050,000 shares to be issued under the plan. All awards shall be granted within 10 years from the effective date of the plan.

In November and December 2017, the Company completed financing transactions with certain executive management and as part of the transactions, the Company received $115,000 in exchange for 11.5 Series A-2 Preferred Units (preferred stock equivalent of 11,500 shares) and warrants.

F-16

THE LOVESAC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 29, 2017 AND JANUARY 31, 2016

F-17

THE LOVESAC COMPANY

F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Stockholders

of The Lovesac Company

We have audited the accompanying consolidated balance sheet of The Lovesac Company (the “Company”) as of January 29, 2017, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lovesac Company, as of January 29, 2017, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Hartford, CT

December 20, 2017

F-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Stockholders of

The Lovesac Company

Stamford, Connecticut

We have audited the accompanying consolidated balance sheet of The Lovesac Company (the “Company”) as of January 31, 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

December 20, 2017

F-20

the lovesac company

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 29, 2017 AND JANUARY 31, 2016

	2017	2016
Assets

Current Assets
Cash and cash equivalents	$878,696	$208,836
Trade accounts receivable	1,008,515	1,188,927
Merchandise inventories	9,433,019	8,387,974
Prepaid expenses and other current assets	1,898,226	2,587,227

Total Current Assets	13,218,456	12,372,964

Property and Equipment, Net	6,593,531	4,741,790

Other Assets
Goodwill	143,562	143,562
Other intangible assets, net	571,817	548,263
Deferred financing costs, net	192,654	12,844

Total Other Assets	908,033	704,669

Total Assets	$20,720,020	$17,819,423
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$7,102,029	$7,733,129
Accrued expenses	439,607	1,054,969
Payroll payable	947,174	1,047,718
Customer deposits	695,398	1,010,999
Sales taxes payable	489,009	675,914
Note payable	194,530	--

Total Current Liabilities	9,867,747	11,522,729

Deferred rent	703,643	487,105

Line of credit	3,098,777	3,177,238

Total Liabilities	13,670,167	15,187,072

Stockholders’ Equity
Preferred Stock $.00001 par value, 25,000,000 shares authorized, 300,000 and 0 shares issued as of January 29, 2017 and January 31, 2016, respectively.	3	--
Common Stock $.00001 par value, 100,000,000 shares authorized, 15,000,000 and 12,728,493 shares issued as of January 29, 2017 and January 31, 2016, respectively.	150	127
Additional paid-in capital	57,801,355	46,509,431
Accumulated deficit	(50,751,655)	(43,877,207)

Stockholders’ Equity	7,049,853	2,632,351

Total liabilities and stockholders’ equity	$20,720,020	$17,819,423

The accompanying notes are an integral part of these consolidated financial statements

F-21

the lovesac company

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

	2017	2016
Net Sales	$76,343,441	$74,145,370

Cost of Merchandise Sold	34,646,212	33,635,047

Gross Profit	41,697,229	40,510,323

Selling, general and administrative expenses	48,006,120	47,174,365

Operating Loss	(6,308,891)	(6,664,042)

Other
Other expense	—	(86,343)
Loss on extinguishment of debt		(557,152)
Interest expense	(565,557)	(1,686,686)

Net Loss	$(6,874,448)	$(8,994,223)

Net loss per common share:
Basic and diluted	$(0.48)	$(0.83)

Weighted average number of common shares outstanding:
Basic and diluted	14,368,216	10,852,433

The accompanying notes are an integral part of these consolidated financial statements

F-22

THE LOVESAC COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

	Common		Preferred		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance - January 26, 2015	9,492,280	$94	-	$-	$32,686,562	$(34,882,984)	$(2,196,328)
Net loss	-	-	-	-	-	(8,994,223)	(8,994,223)
Equity based compensation	-	-	-	-	36,855	-	36,855
Purchase of equity from previous stockholder	(547,351)	(5)	-	-	(1,999,995)	-	(2,000,000)
Sale of equity	3,783,564	38	-	-	15,786,009	-	15,786,047
Balance - January 31, 2016	12,728,493	127	-	-	46,509,431	(43,877,207)	2,632,351
Net loss	-	-	-	-	-	(6,874,448)	(6,874,448)
Equity based compensation	-	-	-	-	25,736	-	25,736
Sale of equity	-	-	300,000	3	2,999,997	-	3,000,000
Sale of equity	2,271,507	23	-	-	8,266,191	-	8,266,214
Balance - January 29, 2017	15,000,000	$150	300,000	$3	$57,801,355	$(50,751,655)	$7,049,853

The accompanying notes are an integral part of these consolidated financial statements

F-23

THE LOVESAC COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

	2017	2016
Cash Flows from Operating Activities
Net loss	$(6,874,448)	$(8,994,223)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	1,828,901	2,133,667
Amortization of other intangible assets	281,211	249,302
Amortization of deferred financing fees	70,283	46,046
Loss on disposal of property and equipment	76,727	--
Non-cash interest on long-term debt	--	141,365
Amortization of debt discount	--	462,807
Loss on extinguishment of debt	--	557,152
Equity based compensation	25,736	36,855
Deferred rent	216,538	135,140
Changes in operating assets and liabilities:
Accounts receivable	180,412	(394,956)
Merchandise inventories	(1,045,045)	(1,943,079)
Prepaid expenses and other current assets	689,001	(1,912,217)
Accounts payable and accrued expenses	(1,533,911)	265,864
Customer deposits	(315,601)	343,911
Net Cash Used in Operating Activities	(6,400,196)	(8,872,366)

Cash Flows from Investing Activities
Purchase of property and equipment	(3,757,369)	(965,174)
Payments for other intangible assets	(304,765)	(189,464)

Net Cash Used in Investing Activities	(4,062,134)	(1,154,638)

Cash Flows from Financing Activities
Purchase of equity from stockholder	--	(2,000,000)
Proceeds from sale of equity net of issuance costs	11,266,214	15,786,053
Principal borrowing on Note Payable	500,000	--
Principal payments on Note Payable	(305,470)	--
Principal payments on long-term borrowings	--	(1,750,000)
Payments for extinguishment of subordinated note payable	--	(1,955,324)
Net paydowns of the line of credit	(78,461)	(208,358)
Payments of deferred financing costs	(250,093)	--
Net Cash Provided by Financing Activities	11,132,190	9,872,371

Net Change in Cash and Cash Equivalents	669,860	(154,633)

Cash and Cash Equivalents - Beginning	208,836	363,469

Cash and Cash Equivalents - End	$878,696	$208,836

Supplemental Cash Flow Disclosures
Cash paid for interest	$495,274	$1,036,468

The accompanying notes are an integral part of these consolidated financial statements

F-24

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies

Nature of Operations and Liquidity

SAC Acquisition, LLC, d/b/a Lovesac, a Delaware Limited Liability Company (the “LLC”), was formed June 8, 2006, its headquarters are located in Stamford, Connecticut. The Company (defined below) designs and sells foam filled furniture, sectional couches, and related accessories throughout the world. In connection therewith the Company operates approximately 60 leased retail showrooms located throughout the United States. In addition the Company operates a retail internet website and does business to business transactions through its wholesale operations.

On March 6, 2014, the LLC formed a wholly owned subsidiary, Lovesac, LLC, to obtain debt financing through a Connecticut themed investment fund with a third party (see note 8). Under the terms of the agreement, the LLC’s subsidiary was required to meet certain employee residency thresholds in the State of Connecticut. During the year ended January 29, 2017, the financing was repaid in full and no further criteria must be met.

On January 3, 2017, the LLC formed a wholly owned subsidiary, The Lovesac Company, a Delaware corporation (the “Company”). On March 22, 2017, all the assets and liabilities of the LLC were transferred to the Company for 100% of the equity, in the form of 15,000,000 common shares in the Company. See Note 8. This subsidiary was formed in preparation for additional capital raise opportunities. The Company has retroactively reflected the recapitalization in the accompanying consolidated balance sheets, statements of operations and the statement of changes in stockholders equity to the earliest period presented. As of January 26, 2015 and going forward all equity transactions have been reflected as common stock.

The Company has incurred significant operating losses and used cash in its operating activities since inception. Operating losses have resulted from inadequate sales levels for the cost structure and expenses as a result of expanding into new markets. The Company continues to enter into new retail showrooms in larger markets in an effort to increase sales levels. Of course there can be no assurance that the anticipated sales levels will be achieved. The Company believes that based on its capital raises subsequent to year end, see Note 10, and its current sales and expense levels in fiscal 2018 to date, the Company will have sufficient working capital to cover operating cash needs through the twelve months period from the financial statement issuance date.

F-25

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year is determined on a 52/53 week basis ending on the Sunday closest to January 31st. Hereinafter, the periods from February 1, 2016 through January 29, 2017 and January 26, 2015 through January 31, 2016 are referred to as fiscal 2017 and 2016, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of the revisions are reflected in the period the change is determined.

Revenue Recognition

Company revenues consist of sales made to consumers at Company operated showrooms, and via the internet and also sales made businesses to business. Sales made at Company operated showrooms are recognized at the point of sale when payment is tendered and ownership is transferred to the customer. Sales of merchandise via the internet are recognized upon receipt and verification of payment and shipment of the merchandise to the customer. Ownership and risk of loss transfer to the customer upon shipment. Sales made to businesses are recognized at the point of shipment when ownership and the risk of loss transfer to the customer. Customer deposits are recorded for sales made for which ownership has not transferred as a result of payment received for goods upon order but not yet shipped at the end of any fiscal accounting period. These deposits are carried on the Company’s balance sheet until delivery is fulfilled which is typically within 4-5 days of order being processed.

Reductions for estimated returns, allowances and discounts are not material for either period presented therefore no reserves are currently being recorded.

Revenue is recognized net of sales tax collected.

F-26

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

The Company has deposits with financial institutions that maintain Federal Deposit Insurance Corporation “FDIC” deposit insurance up to $250,000 per depositor. The portion of the deposit in excess of this limit represents a credit risk to the Company. At times the Company maintains depository balances in excess of the insured amounts.

Trade Accounts Receivable

Trade accounts receivable are carried at their estimated realizable amount and do not bear interest. Management determines the allowance for doubtful accounts by regularly evaluating individual customer accounts, considering the customer’s financial condition, and credit history, and general and industry current economic conditions. Trade accounts receivable are reserved for when deemed uncollectible. Recoveries of amounts previously reserved are recorded when received. Historically, collection losses have been immaterial; therefore management has concluded that an allowance is not necessary at January 29, 2017 and January 31, 2016.

The Company had no customers in fiscal 2017 or 2016 that comprise more than 10% of total net sales and no customers comprise more than 10% of total trade receivables. The Company has no foreign operations and the Company’s sales to foreign countries are not material in either fiscal 2017 or 2016.

Prepaid Expenses and other Current Assets

The Company recognizes payments made for goods and services to be received in the near future as prepaid expenses and other current assets. Prepaid expenses and other current assets consist primarily of payments related to insurance premiums, catalogue costs, deposits and other costs.

F-27

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Merchandise Inventories

Merchandise inventories are comprised of finished goods and are carried at the lower of cost or market, with cost determined on a weighted-average cost method (first-in, first out method) and market determined based on the estimated net realizable value. Merchandise inventories consist primarily of foam filled furniture, sectional couches and related accessories. The Company adjusts its inventory for obsolescence based on historical trends, aging reports, specific identification and its estimates of future retail sales prices.

Gift Certificates and Merchandise Credits

The Company sells gift certificates and issues merchandise credits to its customers in the showrooms and through the websites and product catalogs. Revenue associated with gift certificates and merchandise credits is deferred until either (i) redemption of the gift certificate and merchandise credits or (ii) when the likelihood of redemption is remote and there exists no legal obligation to remit the value of unredeemed gift certificates or merchandise credits to the relevant jurisdictions (breakage).

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Office and showroom furniture and equipment, software and vehicles are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over their expected useful lives or lease term, whichever is shorter.

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts, and any resulting gain or loss is reflected in operations for the period. Expenditures for major betterments that extend the useful lives of property and equipment are capitalized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identified net assets of each business acquired. Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied.

F-28

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Goodwill (Continued)

In the first step, the Company compares the fair value of the reporting unit, generally defined as the same level as or one level below an operating segment, to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test must be performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference would be recorded.

The fair value of the Company’s reporting unit is determined by using a discounted cash flow analysis. The determination of fair value requires assumptions and estimates of many critical factors, including among others, the nature and history of the Company, financial and economic conditions affecting the Company, the industry and the general economy, past results, current operations and future prospects, sales of similar businesses or capital stock of publicly held similar businesses, as well as prices, terms and conditions affecting past sales of similar businesses. Forecasts of future operations are based, in part, on operating results and management’s expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. However, if actual results are not consistent with the Company’s estimates and assumptions, there may be exposure to future impairment losses that could be material.

There was no impairment of goodwill during either fiscal 2017 or 2016.

Other Intangible Assets

Other intangible assets with finite useful lives, including a vendor relationship, and patents and trade names, are being amortized on a straight-line basis over their estimate lives. Other intangible assets with finite useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset might not be recovered.

If the estimates of the useful lives should change, the Company will amortize the remaining book value over the remaining useful life, or it is deemed to be impaired a write-down of the value of the asset may be required at such time.

There were no impairments during either fiscal 2017 or 2016.

F-29

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Deferred Financing Costs

Prior to fiscal 2016, the Company’s financing costs totaling $132,500, were deferred and capitalized.. These costs were amortized over the life of the related note. In fiscal 2016, the financing costs were treated as debt discounts with the exception of revolving lines of credit. The debt discounts are being amortized over the life of the loans as interest expense. Related interest expense was $12,844 in fiscal 2017 and $46,046 in fiscal 2016. In 2017, the Company paid $250,093 to its lender, Siena Lending Group, to renegotiate terms of its credit line. Related amount amortized to interest expense was $57,439 in fiscal 2017.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, which includes leasehold improvements. Long-lived assets are reviewed for potential impairment at such time that events or changes in circumstances indicate that the carrying amount of an asset might not be recovered. The Company evaluates long-lived assets for impairment at the individual showroom level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual showroom’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amounts of the assets, an impairment loss calculation is prepared. An impairment loss is measured based upon the excess of the carrying value of the asset over its estimated fair value which is generally based on an estimated future discounted cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. There were no impairments of long-lived assets during fiscal 2017 or 2016.

Advertising and Catalog Costs

The Company capitalizes direct response advertising costs, which consist primarily of catalog production and mailing costs, and recognizes expense over the related revenue stream if the following conditions are met (1) the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising, and (2) the direct-response advertising results in probable and estimable future benefits.

For the year ended January 29, 2017 the Company capitalized deferred catalog costs of approximately $62,500. The net balance remaining at January 29, 2017, after amortization was $23,417. Direct response advertising costs, which are included in prepaid expenses and other current assets, are amortized commencing with the date the catalogs are mailed to existing customers. The entire outstanding balance is expected to be amortized in fiscal 2018.

F-30

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Advertising and Catalog Costs (continued)

For the year ended January 31, 2016 the Company capitalized deferred catalog costs of approximately $250,000. There was no amortization related to these costs in 2016. Direct response advertising costs, which are included in prepaid expenses and other current assets, are amortized commencing with the date the catalogs are mailed to existing customers. The entire outstanding balance was amortized in fiscal 2017.

Advertising costs not associated with direct response advertising are expensed as incurred. Advertising expenses which are included in selling, general and administrative expenses were $2,239,966 in fiscal 2017 and $2,933,678 in fiscal 2016

Showroom preopening and closing Costs

Non-capital expenditures incurred in preparation for opening new retail showrooms are expensed as incurred and included in selling, general and administrative expenses.

The Company continually evaluates the profitability of its showrooms. When the Company closes or relocates a showroom, the Company incurs unrecoverable costs, including the net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are expensed as incurred and are included in selling, general and administrative expenses. The Company recognized showroom closing costs of approximately $89,000 in fiscal 2017 and $102,000 in fiscal 2016 for the closing of two stores in each of fiscal 2017 and fiscal 2016.

Product Warranty

Depending on the type of merchandise, the Company offers either a three year limited warranty or a lifetime warranty. The Company’s warranties require it to repair or replace defective products at no cost to the customer. At the time product revenue is recognized, the Company records a liability if material for estimated future costs that may be incurred under its warranties. The Company periodically reviews the adequacy of its recorded warranty liability. For both fiscal 2017 and 2016, it was determined that a warranty reserve would be immaterial in nature and a liability was not recorded. Warranty expenses were recorded in the period incurred. Product warranty expense was approximately $397,000 in fiscal 2017 and $185,000 in fiscal 2016.

F-31

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Operating leases

Minimum operating lease expenses are recognized on a straight-line basis over the terms of the leases.

Our operating leases could contain provisions for certain incentives. Incentives are deferred and are amortized over the underlying lease term on a straight-line basis as a reduction to rent expense. When the terms or the Company’s leases provide for free rent, concessions and/or escalations, the Company establishes a deferred rent liability or asset for the difference of the scheduled rent payments and a straight line rent expense. This liability or asset increases or decreases depending on where the Company is at any given time in the life of the lease.

Fair Value Measurements

The carrying amount of the Company’s financial instruments classified as current assets and current liabilities approximate fair values based on the short term nature of the accounts.

Equity Based Compensation

The LLC had incentive option plans for the purchase of 291,491 units. The LLC measures the cost of employee services received in exchange for an award of options based on the grant-date fair value of the options awarded. That cost is recognized as expense over the period the employee is required to provide services, generally the vesting period for that portion of the options awarded that is ultimately expected to vest. The grant-date fair value of the options awarded has been measured using the Black-Scholes valuation model. The value of the equity based compensation related to options is included in paid-in-capital on the accompanying consolidated statements of changes in stockholders’ equity. See Note 7 for additional disclosure.

Shipping and Handling

Shipping and handling charges billed to customers are included in revenue. Shipping and handling costs incurred are included in cost of merchandise sold. Shipping and handling costs incurred in fiscal 2017 and 2016 were approximately $9,661,000 and $9,796,000 respectively.

F-32

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. At January 29, 2017 and January 31, 2016, there were no amounts that had been accrued for uncertain tax positions.

Although the Company is a limited liability company it has elected to be treated as a taxable corporation for income tax reporting purposes. Deferred income taxes are provided on temporary differences between the income tax bases of assets and liabilities and the amounts reported in the financial statements and on net operating loss and tax credit carry forwards.

A valuation allowance is provided for that portion of deferred income tax assets not likely to be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Basic and Diluted Net Loss Per Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. As a result of the Company’s net loss for both years presented, potentially dilutive securities were excluded from the computation of diluted loss per share, as their effect would be anti-dilutive. There were no such securities outstanding at either January 29, 2017 or January 31, 2016.

F-33

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

Basic and Diluted Net Loss Per Share (continued)

Basic and diluted net loss per common share is computed as follows:

	For the year ended January 29, 2017	For the year ended January 31, 2016
Numerator:
Net loss - Basic and diluted	$(6,874,448)	$(8,994,223)
Denominator:
Weighted average number of common shares for basic and diluted net loss per share	14,368,216	10,852,433
Basic and diluted net loss per share	$(0.48)	$(0.83)

New Accounting Pronouncements

Except as described below, the Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-14, which defers the effective date of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) by one year. ASU 2015-14 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. As a result, ASU 2015-14 is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, which for the Company is fiscal 2020. Earlier application is permitted. The Company is in the process of determining how this update will impact the Company’s consolidated financial statements and the notes thereto going forward.

F-34

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

New Accounting Pronouncements (continued)

In May 2014, FASB issued ASU No. 2016-08 “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).” ASU No. 2016-08 amends the principal versus agent guidance in the new revenue standard. ASU No. 2016-08 retains the guidance that the principal in an arrangement controls a good or service before it is transferred to a customer. ASU No. 2016-08 clarifies how an entity should identify the unit of accounting for principal versus agent evaluation and how it should apply the control principle to certain types of arrangements, such as service transactions. ASU No. 2016-08 also reframes the indicators to focus on evidence that an entity is acting as a principal rather than an agent, revise examples in the new standard and add new examples. The Company has not yet determined the effect of the adoption of ASU No. 2016-08 on the Company’s consolidated financial position and results of operations.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842) amending lease guidance to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. Management is currently evaluating the impact ASU No. 2016-02 will have on these consolidated financial statements.

In March 2016, FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the simplified areas apply only to nonpublic entities. ASU 2016-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted in any interim or annual period. If an entity early adopts ASU 2016-09 in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Methods of adoption vary according to each of the amendment provisions. Management is currently evaluating the impact ASU No. 2016-09 will have on these consolidated financial statements.

F-35

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 1 – Operations and Significant Accounting Policies (Continued)

New Accounting Pronouncements (continued)

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows: Clarification of Certain Cash Receipts and Cash Payments, which eliminates the diversity in practice related to classification of certain cash receipts and payments in the statement of cash flows, by adding or clarifying guidance on eight specific cash flow issues. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company has not yet determined the effect of the adoption of ASU 2016-15 on the Company’s consolidated financial position and results of operations.

In July 2017, FASB issued ASU 2017-11, “Earnings Per Share (Topic 260) Distinguishing Liabilities from Equity (Topic 480) Derivatives and Hedging (Topic 815),” which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of ASU 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently in the process of assessing the impact the adoption of ASU 2017-11 will have on the Company’s financial statements.

F-36

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 2 – Property and Equipment, Net

Property and equipment as of January 29, 2017 and January 31, 2016 consists of:

	Estimated Life	2017	2016
Office and store furniture, and equipment	5 Years	$3,100,117	$2,951,178
Software	3 Years	2,384,827	2,213,525
Leasehold improvements	Shorter of estimated useful life or lease term	8,651,095	6,092,698
Vehicles	5 Years	--	121,809
Construction in process	NA	580,998	12,542
		14,717,037	11,391,752
Accumulated depreciation and amortization		(8,123,506)	(6,649,962)
		$6,593,531	$4,741,790

Depreciation expense was $1,828,901 in fiscal 2017 and $2,133,667 in fiscal 2016.

Note 3 – Other Intangible Assets, Net

A summary of other intangible assets follows:

		January 29, 2017
	Estimated Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	10 Years	$933,463	$(606,110)	$327,353
Trademarks	3 Years	544,322	(419,481)	124,841
Other Intangibles	5 Years	849,503	(729,880)	119,623
Total		$2,327,288	$(1,755,471)	$571,817

		January 31, 2016
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	10 Years	$667,102	$(543,810)	$123,292
Trademarks	3 Years	510,231	(350,190)	160,041
Other intangibles	5 Years	845,190	(580,260)	264,930
Total		$2,022,523	$(1,474,260)	$548,263

Amortization expense on other intangible assets was $281,211 in fiscal 2017 and $249,302 in fiscal 2016.

F-37

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 3 – Other Intangible Assets, Net (Continued)

Expected amortization expense by fiscal year for these other intangible assets follows:

2018	$244,380
2019	94,485
2020	39,628
2021	28,352
2022	28,352
Thereafter	136,620
$571,817

Note 4 – Prepaid Expenses and Other Current Assets

A summary of other prepaid and other current assets follows:

	2017	2016

Prepaid Insurance	$425,632	$440,436
Prepaid Catalogue Costs	447,000	399,642
Deposits	511,866	504,090
Prepaid Inventory	--	338,293
Other	513,728	904,766
	$1,898,226	$2,587,227

F-38

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 5 – Income Taxes

Minimum state taxes are included in selling, general and administrative expense, for the fiscal years ended January 29, 2017 and January 31, 2016, was approximately $138,000 and $32,000 respectively.

The components of deferred income taxes follow:

	2017	2016

Deferred Income Tax Assets
Federal net operating loss carryforward	$12,837,737	$10,497,616
State net operating loss carryforward	2,356,321	1,902,538
Intangible assets	395,573	362,537
Customer deposits	262,334	386,455
Deferred rent	265,445	186,196
Accrued legal settlement	--	334,469
Accrued vacation	66,201	188,223
Property and equipment	1,136,192	952,652
Merchandise inventories	119,009	111,952
Total Deferred Income Tax Assets	17,438,812	14,922,638
Deferred Income Tax Liabilities
Prepaid rent	(10,895)	(11,040)
Net Deferred Income Tax Before
Valuation Allowance	17,427,917	14,911,598
Valuation Allowance	(17,427,917)	(14,911,598)
Net Deferred Income Tax Asset	$--	$--

F-39

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 5 – Income Taxes (Continued)

The income tax provision (benefit) differs from the amount obtained by applying the statutory Federal income tax rate to pretax income as follows:

	2017	2016
(Benefit) at Federal Statutory rates	$(2,290,451)	$(3,058,036)
Permanent adjustments	24,057	(181,744)
State tax, net of Federal benefit	(111,925)	(204,337)
Change in valuation allowance	2,516319	3,444,117
Income tax (benefit) provision	$138,000	$0

Differences in terms of percentages are as follows:

	2017	2016
(Benefit) at Federal Statutory rates	34.0%	34%
Permanent adjustments	(1.1%)	2.0%
State tax, net of Federal benefit	2.5%	2.3%
Change in valuation allowance	(37.5%)	(38.3%)
Income tax (benefit) provision	(2.1%)	0%

At January 29, 2017, the Company had net operating loss carryforwards available for federal and state income tax purposes of approximately $40,100,000 and $32,000,000, respectively, which are scheduled to expire in varying amounts from fiscal 2018 to fiscal 2036. As defined in Section 382 of the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating losses.  As a result of issuance, sales and other transactions involving the Company’s stock, the Company may have experienced an ownership change which could cause such federal net operating losses to be subject to limitation under Section 382.

During fiscal 2017 and 2016, the Company increased the valuation allowance by approximately $2,516,000 and $3,819,000, respectively.

F-40

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 6 – Commitments, Contingencies And Related Parties

Operating Lease Commitments

The Company leases its office, warehouse facilities and retail showrooms under operating lease agreements which expire at various dates through December 2026. Monthly payments related to these leases range from $2,500 to $24,600. Total rent expense including common area maintenance charges and sales percentage rent was approximately $10,601,836 in fiscal 2017 and $9,763,358 in fiscal 2016.

Expected future annual minimum rental payments under these leases follow:

2018	$5,752,642
2019	5,030,962
2020	4,644,072
2121	4,046,368
2022	3,596,938
Thereafter	11,059,347
$34,130,329

The above disclosure includes lease extensions for various retail showrooms the Company entered into after year end.

Severance Contingency

The Company has various employment agreements with its senior level executives. A number of these agreements have severance provisions, ranging from 6 months to 1 year of salary, in the event those employees are terminated without cause. The total amount of exposure to the Company under these agreements is $1,866,500 at January 29, 2017 if all associates with employment agreements were terminated without cause and the full amount of severance was payable.

Legal Contingency

The Company was a party to a class action case in the state of California regarding a wage dispute. As of January 31, 2016, the Company had estimated that the cost of this matter would result in the payment of $875,000, which was included in selling, general and administrative expense and accrued expenses in the accompanying financial statements. The suit was settled in January 2017 and the payment of $875,000 was made in the same month.

F-41

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 6 – Commitments, Contingencies And Related Parties (Continued)

Related Parties

Mistral Capital Management, LLC (Mistral), an affiliate of an owner of the Company, performs management services for the Company under a contractual agreement. Management fees totaled approximately $400,000 in fiscal 2017 and $300,000 in fiscal 2016 and are included in selling, general and administrative expenses. Amounts payable to Mistral as of January 29, 2017 and January 31, 2016 were $129,530 and $0 respectively and are included in accounts payable in the accompanying balance sheets.

The Company engaged Blueport Commerce (Blueport), a company that investment vehicles affiliated with Mistral have equity in, during fiscal 2017 to evaluate a transition plan to convert to the Blueport Commerce platform. Fees totaled $164,500 in fiscal 2017 and are included in selling, general and administrative expenses. Amount payable to Blueport as of January 29, 2017 was $82,250 and is included in accounts payable in the accompanying balance sheet.

Note 7 – Equity Based Compensation

On January 3, 2017, the LLC formed a wholly owned subsidiary, The Lovesac Company, a Delaware Corporation. Subsequent to year end, all the assets and liabilities of the Company were transferred to this wholly owned operating subsidiary in exchange for 100% equity, in the form of 15,000,000 common shares, in the subsidiary. The Company has reflected the recapitalization in the accompanying consolidated balance sheets, statements of operations and the statement of changes in stockholders’ equity. The following incentive option plan disclosures relate to the original equity structure. Going forward, the related expense for these options will be settled by Sac Acquisition LLC whom will charge the new operating company on an ongoing basis. Further, this plan entitles those individuals holding the options to units in Sac Acquisition LLC, not common stock in The Lovesac Company, and therefore these options do not relate to the current recapitalized equity presented. The Company’s Board of Directors has approved a plan for The Lovesac Company in terms of share based awards of the corporation (See Note 10).

The LLC created an incentive option plan in 2007 (2007 Stock Plan) that provided for granting up to 47,153 non-qualified option awards, common units, to key employees and directors to purchase membership units of the LLC. The Plan is administered by the Board of Directors of the LLC.

Unvested options are restricted as to disposition and subject to forfeiture under certain circumstances. Options awarded generally vest ratably over four years and expire after ten years. The total number of options vested and outstanding as of January 29, 2017 was 47,153. There were no options neither granted, exercised, forfeited, nor canceled during fiscal 2017 and 2016. The weighted average exercise price of these options at January 29, 2017 is $12.75.

F-42

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 7 – Equity Based Compensation (Continued)

On May 24, 2010, the Board adopted and the Members of the Company approved the SAC Acquisition LLC 2010 Unit Plan (2010 Unit Plan) that provides for granting up to 244,338 non-qualified option awards to employees, consultants and directors to purchase membership units of the LLC. Options vest over a vesting schedule to be determined by the Board and expire after ten years.

The exercise price for options granted under the plans shall not be less than the fair value of the related membership unit at the time the option is granted.

Changes in the 2010 Unit Plan are as follows:

	Number of options outstanding	Weighted average exercise price per unit	Weighted average remaining contractual life (yrs)
Outstanding at January 26, 2015	145,446	$30.90	7.61
Granted	25,149	36.11	9.50
Exercised	--	--	--
Canceled, forfeited or expired	(31,306)	30.34	(5.70)
Outstanding at January 31, 2016	139,289	32.25	7.45
Granted	16,520	36.11	9.50
Exercised	--	--	--
Canceled, forfeited or expired	(5,180)	35.62	(7.87)
Outstanding at January 29, 2017	150,629	$32.71	6.73

The total number of options vested as of January 29, 2017 was 57,829.

Option compensation expense was $25,736 in fiscal 2017 and $36,855 in fiscal 2016.

The total unrecognized option compensation cost related to non-vested option awards was $28,010 as of January 29, 2017 and will be recognized in operations over a weighted average period of 2.23 years.

F-43

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 8 – stockholders’ Equity

On January 3, 2017, the LLC formed a wholly owned subsidiary, The Lovesac Company, a Delaware Corporation. Subsequent to year end on March 22, 2017, the Company executed an assignment and assumption agreement with newly formed The Lovesac Company. Sac Acquisition LLC agreed to assign all rights, title and interest in all assets and The Lovesac Company assumed all liabilities that are currently held by The Lovesac Company, in exchange for equity of The Lovesac Company, in the form of 15,000,000 common shares, par value $.00001. The Company has retroactively reflected the recapitalization in the accompanying consolidated balance sheets, statements of operations and the statement of changes in stockholders’ equity.

The following reconciles the original Sac Acquisition LLC equity structure to the recapitalized The Lovesac Company equity structure:

	Sac Acquisition, LLC										The Lovesac Company
	Common Stock		Preferred A		Preferred B		Preferred D		Additional paid-in-	Accumulated	Common Stock		Preferred Stock		Additional paid-in-	Accumulated	Total Stockholders’
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	capital	Deficit	Units	Amount	Units	Amount	capital	Deficit	Equity
Sac Acquisition, LLC Equity, January 29, 2017	436,741	$-	449,420	$17,311,643	898,596	$22,792,450	13,670,000	$15,991,215	$1,706,200	$(50,751,655)	-	$-	-	$-	$-	$-	$7,049,853
Effect of exchange of all assets and the assumption of all liabilities of Sac Acquisition, LLC by The Lovesac Company for common stock	(436,741)	-	(449,420)	(17,311,643)	(898,596)	(22,792,450)	(13,670,000)	(15,991,215)	(1,706,200)	50,751,655	15,000,000	150	300,000	3	57,801,355	(50,751,655)	-
Recapitalized stockholders’ equity in The Lovesac Company	-	$-	-	$-	-	$-	-	$-	$-	$-	15,000,000	$150	300,000	$3	$57,801,355	$(50,751,655)	$7,049,853

Note 9 – Financing Arrangements

note payable

In July 2016, the Company entered into a one year Note Payable arrangement for $500,000 with American Express Merchant Financing (Amex) that bears interest at 3.5%. Principal and interest payments on this note are done by Amex withholding 6% of the Company’s Amex credit card remittances. The note expires on June 29, 2017 and there was $194,530 outstanding at January 29, 2017. As of June 29, 2017, this note has been paid in full.

Credit Line

The Company has a line of credit with Siena Lending Group, LLC (the “Lender”) to borrow up to $7 million, which matures on May 14, 2018.  Borrowings are limited to the lesser of 75% of inventory or 85% of the net orderly liquidation value of inventory and may be reduced by certain liabilities of the Company. All amounts outstanding bear interest at the base rate, which is defined as the greatest of (i) Prime Rate published by The Wall Street Journal, (ii) Federal Funds Rate plus 0.5% or (iii) 3.25%, plus 3% (6.75% at January 29, 2017 and 6.5% at January 31, 2016).  The line is subject to a monthly unused line fee of .75%. The agreement is secured by a 1st lien on substantially all assets of the Company.  The outstanding balance was $3,098,777 as of January 29, 2017 and $3,177,238 as of January 31, 2016.

F-44

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 9 – Financing Arrangements (Continued)

Credit Line (continued)

The loan agreement calls for certain covenants which include a deadline for the delivery of the financial statements and a minimum excess availability threshold. In October 2016, the Company received a letter from its lender informing management that the Company failed certain financial covenants. In December 2016, the Company obtained a waiver. As of the fiscal year end January 2017 and through the issuance of these financial statements, the Company was in compliance with all financial covenants and the Lender agreed to the timing of the financial statements.

Subordinated Note Agreement

The Company had a Subordinated Note Agreement with a private investor for $3,500,000 which bore interest at 8 percent per annum. On January 29, 2016, the subordinated note payable was extinguished and paid in full in conjunction with the equity raises. The aggregate payment consisted of $1,955,324 principal and $12,161 accrued interest.

The Company also had recorded a debt discount of $1,259,650 for warrants which were recorded as a reduction to long-term debt. The debt discount was accreted over the life of the debt up until the extinguishment on January 29, 2016. The Company recognized interest expense of $462,807 in fiscal 2016 for the amortization of this debt discount. At the time of the extinguishment, the Company wrote-off the remaining debt discount and recorded a loss on extinguishment of debt within the consolidated statement of operations in the amount of $557,152. There was no outstanding balance on this Subordinated Note Agreement as of January 31, 2016.

In September of 2014 the agreement was amended to add paid in kind interest (“PIK”) at 4% per annum through August 2015, and 6% per annum thereafter through the extinguishment date and was compounded and added to the unpaid principal of the Note on a monthly basis. There was no PIK interest in fiscal 2017 and $141,365 in fiscal 2016.

Note 10 – Subsequent Events

The Company has evaluated events and transactions subsequent to January 29, 2017 through the date the consolidated financial statements were included in this Form S-1.

In February 2017, The Lovesac Company established The Lovesac Company 401(k) Plan (the “Plan”) with Elective Deferrals beginning May 1, 2017. The Plan calls for Elective Deferral Contributions, Safe Harbor Matching Contributions and Profit Sharing Contributions. All employees of The Lovesac Company (except for union employees and nonresident aliens) will be eligible to participate in the Plan as of the day of the month which is coincident with or next follows the date on which they attain age 21 and complete 1 month of service. Participants will be able to contribute up to 100% of their eligible compensation to the plan.

F-45

THE LOVESAC COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 29, 2017 AND JANUARY 31, 2016

Note 10 – Subsequent Events (Continued)

In March, June, September, October and November 2017, Company completed financing transactions with entities affiliated with Mistral. As part of the transactions, the Company received $5,160,118 (net of issuance costs of $344,031) in cash in exchange for 623 Series A Preferred Units representing 623,000 shares of Series A Preferred Stock and $3,115,000 of warrants.

In March 2017, the Company completed a financing transaction with Mistral SAC Holdings, LLC in which the Company converted Preferred Stock in SAC Acquisition, LLC to 300,000 shares of Series A Preferred Stock and $1,500,000 of warrants.

In April 2017 and May 2017, the Company completed financing transactions with entities affiliated with Satori Capital, LLC (“Satori”). As part of the transactions, the Company received $8,988,471 in cash (net of issuance costs of $833,253) in exchange for 1,000 Series A-1 Preferred Units representing 1,000,000 shares of Series A-1 Preferred Stock and $7,000,000 of warrants.

In September 2017, the Company engaged Roth Capital Partners, LLC, for a period of 180 days, as the Company’s sole book running underwriter with respect to the Company’s proposed initial public offering of securities.

In October 2017, Company completed a financing transaction with Satori and as part of the transaction the Company received $3,970,000 in cash (net of issuance costs of $30,000) in exchange for 400 Series A-2 Preferred Units representing 400,000 shares of Series A-2 Preferred Stock and $2,800,000 of warrants.

In October 2017, the Company entered into an option agreement with Mistral, pursuant to which Mistral has the right to purchase $2,885,000 of Series A-2 Preferred Stock and $2,019,500 of warrants. The option agreement expires on December 31, 2017.

In October 2017, the Board approved The Lovesac Company 2017 Equity Incentive Plan which provides for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards. There are 1,050,000 shares to be issued under the plan. All awards shall be granted within 10 years from the effective date of the plan.

In November and December 2017, the Company completed financing transactions with certain executive management and as part of the transactions, the Company received $115,000 in exchange for 11.5 Series A-2 Preferred Units equal to 11,500 shares of Series A-2 Preferred Stock and $80,500 of warrants.

F-46

[●] Shares

THE LOVESAC COMPANY

Common Stock

PROSPECTUS

[●], 2018

Roth Capital Partners

No finder, dealer, sales person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by our Company. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operation and prospects may have changed after the date of this prospectus.

Through and including [●], 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than underwriting discounts, in connection with our public offering. All amounts shown are estimates except for the SEC registration free and the FINRA filing fee:

SEC registration fee	$
FINRA filing fee
Exchange listing fee
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Printing expenses
Miscellaneous expenses
Total	$

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

●	any breach of their duty of loyalty to the Company or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred. Our bylaws also provide that we must pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, subject to limited exceptions.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation, bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

II-1

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriter of us and our officers and directors for liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold and issued by us since [●], 2017 that were not registered under the Securities Act, as well as the consideration received by us for such securities and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed.

On March 27, 2017, we completed a bridge financing, pursuant to which we sold to entities affiliated with Satori Capital, LLC, $10,000,000 of Series A-1 Preferred Stock and five-year warrants to purchase an aggregate of $7,000,000 of shares of common stock at an exercise price equal to the price per share of this offering, subject to adjustments.

Between March 2017 and October 2017, we completed a bridge financing, pursuant to which we sold to 31 accredited investors $9,400,000 of Series A Preferred Stock and five-year warrants to purchase an aggregate of $4,700,000 of shares of common stock at an exercise price equal to the price per share of this offering, subject to adjustments.

On October 19, 2017, we completed a private placement, pursuant to which we sold to entities affiliated with Satori Capital, LLC, $4,000,000 of Series A-2 Preferred Stock and five-year warrants to purchase an aggregate of $2,800,000 of shares of common stock at an exercise price equal to the price per share of this offering, subject to adjustments. We also entered into an option agreement with Mistral, pursuant to which Mistral will have the right to purchase $2,885,000 of Series A-2 Preferred Stock and five-year warrants to purchase an aggregate of $2,019,500 of shares of common stock at an exercise price equal to the price per share of this offering, subject to adjustments. The option agreement expires on December 31, 2017.

In December 2017, we completed a private placement, pursuant to which we sold to Shawn Nelson, our Chief Executive Officer, Jack Krause, our President, and Donna Dellomo, our Chief Financial Officer, and aggregate of $115,000 of Series A-2 Preferred Stock and five-year warrants to purchase an aggregate of $80,500 of shares of common stock at an exercise price equal to the price per share of this offering, subject to adjustments.

The securities issued in the above described transactions were not registered under the Securities Act of 1933, as amended, or the securities laws of any state, and were offered and sold pursuant to the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor.

II-2

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit
1.1**	Form of Underwriting Agreement
2.1**	Assignment and Assumption Agreement
3.1**	Certificate of Incorporation, as currently in effect
3.2**	Bylaws, as currently in effect
3.3**	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering
3.4**	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering
3.3**	Series A Preferred Stock Certificate of Designation
3.4**	Amendment to Series A Preferred Stock Certificate of Designation
3.5**	Series A-1 Preferred Stock Certificate of Designation
3.6**	Amendment to Series A-1 Preferred Stock Certificate of Designation
3.7**	Series A-2 Preferred Stock Certificate of Designation
4.1**	Specimen stock certificate for common stock
4.2**	Form of Series A Warrant Agreement
4.3**	Form of Series A-1 Warrant Agreement
4.4**	Form of Series A-2 Warrant Agreement
4.5**	Form of Underwriter Warrant
5.1**	Opinion of Duane Morris LLP regarding the legality of the securities being registered
10.1**	Loan Agreement
10.2 **	First Amendment to Loan Agreement
10.3**	Second Amendment to Loan Agreement
10.4**	Third Amendment to Loan Agreement
10.5**	Fourth Amendment to Loan Agreement
10.6**±	2017 Equity Incentive Plan
10.7**±	Form of Stock Option Agreement
10.8**±	Form of Restricted Stock Units Agreement
10.9**	Amended and Restated Registration Rights Agreement
10.10**±	Employment Agreement dated May 24, 2010, by and between SAC Acquisition LLC and Nancy Shalek
10.11**±	Letter Agreement dated February 2, 2015, by and between SAC Acquisition LLC and Nancy Shalek
10.12**±	Employment Agreement dated May 24, 2010, by and between SAC Acquisition LLC and Ryan D. Johnson
10.13**±	Employment Agreement dated October 26, 2017, by and between The Lovesac Company and Shawn Nelson
10.14**±	Employment Agreement dated October 26, 2017, by and between The Lovesac Company and Jack Krause
10.15**±	Employment Agreement dated October 26, 2017, by and between The Lovesac Company and Donna Dellomo
23.1**	Consent of Marcum LLP
23.2**	Consent of Fiondella, Milone & LaSaracina LLP
23.3**	Consent of Duane Morris LLP (included in Exhibit 5.1)
24.1**	Powers of Attorney (incorporated by reference to the signature page hereto).

*	Filed herewith.
**	To be filed by amendment.
±	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

II-3

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Stamford in the State of Connecticut, United States of America on [●], 2017.

THE LOVESAC COMPANY

By:
Shawn Nelson
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shawn Nelson and Jack A. Krause, joint and severally, as his or her true and lawful attorney in fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre effective and post effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

[●], 2017
Shawn Nelson
Chief Executive Officer and Director
(Principal Executive Officer)

[●], 2017
Donna Dellomo
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

[●], 2017
Jack Krause
President and Chief Marketing Officer

[●], 2017
Andrew Heyer
Chairman and Director

[●], 2017
David Yarnell
Director

[●], 2017
William Phoenix
Director

[●], 2017
Jared Rubin
Director

[●], 2017
Christopher Bradley
Director

[●], 2017
John Richard Grafer
Director

II-5